FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2004

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	English translation of Annual Report for the fiscal year ended March 31, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2004

KONAMI CORPORATION

By:	/s/ Noriaki Yamaguchi
Name: Noriaki Yamaguchi
Title: Executive Vice President and CFO

Profile

KONAMI was founded in Osaka in 1969 by Kagemasa Kozuki, who is currently Chairman and CEO, and began manufacturing and selling amusement games for arcades in 1973.

In the following years, we have added innovative businesses to our business portfolio. We currently have five main business segments. In September 2002, we listed our shares on the New York Stock Exchange and in October 2003 were designated one of the 225 components of the Nikkei Stock Average. These business segments each play a part in forming an innovative corporate group that maintains industry-leading competitiveness and creates synergies.

In March 2004, the Exercise Entertainment Business Segment was renamed the Health & Fitness Business Segment to clarify our policy of developing businesses in the health field. The KONAMI Group will continue to grow its businesses in the two broad domains of Entertainment and Health to achieve further growth.

CAUTIONARY STATEMENTS WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements made in this report with respect to our current plans, estimates, strategies and beliefs, including any forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information that is currently available to it, and therefore, you should not place undue reliance on such statements. A number of important factors could cause actual results to be materially different from, and possibly worse than, those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to expand internationally, mainly in our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our health and fitness business; (vi) regulatory developments and changes, and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

Consolidated Financial Highlights (U.S. GAAP)

KONAMI CORPORATION and Consolidated Subsidiaries

Years ended March 31, 2002, 2003, and 2004

	Millions of Yen (except per share data)			Thousands of U.S. dollars (except per share data)
	2002	2003	2004	2004 (Note 3)
Income Statement Data:
Net revenues	¥225,580	¥253,657	¥273,412	$2,586,924
Cost of revenues	154,651	174,879	179,182	1,695,355
Impairment on goodwill and other intangible assets	—	47,599	—	—
Selling, general and administrative expenses	52,842	53,049	53,517	506,358

Operating income (loss)	18,087	(21,870)	40,713	385,211

Other income (expenses)—net	4,591	(226)	(606)	(5,733)

Income (loss) before income taxes (Note 1)	22,678	(22,096)	40,107	379,478
Income taxes	11,667	6,186	18,035	170,641
Minority interest in income (loss) of consolidated subsidiaries	364	(1,051)	2,220	21,004
Equity in net income (loss) of affiliated companies	755	(1,288)	252	2,384

Net income (loss)	¥11,402	¥(28,519)	¥20,104	$190,217
Basic and diluted net income (loss) per share	¥89.32	¥(234.58)	¥166.86	$1.58
Cash dividends per share (Note 2)	¥54.00	¥54.00	¥54.00	$0.51

Balance Sheet Data:
Total current assets	¥142,055	¥136,705	¥152,766	$1,445,416
Total assets	328,091	278,250	294,497	2,786,423
Total current liabilities	79,548	71,774	72,799	688,798
Total long-term liabilities	77,637	87,215	92,160	871,984
Total shareholders’ equity	134,990	90,406	102,129	966,308

Note:	(1) Under U.S. GAAP, income before income taxes does not include equity in net income (loss) of affiliated companies.
(2) Cash dividends per share consist of interim dividends paid during the fiscal year and year-end dividends paid after the fiscal year-end.

(3)    The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan, and have been made at the rate of ¥105.69 to U.S.$1, the approximate exchange rate on March 31, 2004.

Letter to Shareholders

Fiscal 2004, ended March 31, 2004, saw us deliver highly satisfactory results. We posted record net revenues and operating income, while achieving profitability in all five of our business segments. I’m pleased to report on behalf of the KONAMI Group that each of our business segments is making steady progress toward expanding opportunities to reach the next phase of growth.

The KONAMI Group’s businesses are shifting over to structures capable of generating steady earnings through global and asset-based business (a business based on expertise and global content).

Fiscal 2004 in Review

One significant accomplishment in fiscal 2004 was that each of our 5 business segments delivered growth in net revenues and earnings. Operating income in three business segments, specifically the Computer & Video Games, Toy & Hobby, and Amusement business segments, all topped ¥10.0 billion. The Gaming and Health & Fitness business segments both achieved profitability after posting operating losses in the previous fiscal year. This healthy performance across all our businesses demonstrates that we are making steady progress towards the group’s goal of establishing a well-balanced business portfolio.

In fiscal 2003, we transitioned from accounting principles and practices generally accepted in Japan (Japanese GAAP) to accounting principles generally accepted in the U.S. (U.S. GAAP), upon listing on the NYSE. In line with U.S. GAAP, we booked an impairment loss on goodwill and other identifiable intangible assets related to the Health & Fitness Business Segment. In light of the concern caused to shareholders by this action, I believe that achieving record operating income in the fiscal year under review was a highly significant accomplishment.

In fiscal 2004, the KONAMI Group posted net revenues of ¥273,412 million and operating income of ¥40,713 million, both record highs for the group. Net income reached ¥20,104 million. As a result, KONAMI was able to pay dividends of ¥54 per share for fiscal 2004.

Segment Business Strategies Playing to Unique Strengths

In recent years, the KONAMI Group’s ratio of overseas revenues has been steadily rising. The main reason for this increase is that the Americas and Europe have much larger markets than Japan in the Computer & Video Games and Toy & Hobby domains. Naturally, we are looking to overseas markets as a source of further top-line growth. Underpinned by the full-fledged start of the gaming business in North America and other factors, our ratio of overseas revenues should continue to increase.

Expanding steady earnings streams is a hurdle that the KONAMI Group must surmount to achieve consistent growth. The Amusement Business Segment, which has shifted to Internet-driven businesses, and the Health & Fitness Business Segment, which has made a clear commitment to health-related markets, are both excellent illustrations of businesses with steady earnings streams.

In this manner, the KONAMI Group has gotten off to a new start toward establishing global and asset-based businesses and achieving a stable earnings structure by having our four entertainment businesses and one health-related business autonomously develop their operations, leveraging the strengths of each business unit.

Computer & Video Games Business Segment: Aiming to Acquire World-class Content

Demand for home-use video games in the Americas and Europe, the largest markets for these products, is steadily rising. While we have a vast store of content that is already highly rated around the world, such as the METAL GEAR SOLID series, the WORLD SOCCER WINNING ELEVEN series, and the Yu-Gi-Oh! series, we need to acquire even more outstanding content to enhance our presence in American and European markets. To address this issue, wholly owned subsidiary Konami Digital Entertainment, Inc. was established in October 2003, in Los Angeles, U.S.A. This move was guided by the thinking that to rise above competition from prominent home-use video game companies overseas, we need to capture trends in overseas markets first hand, and respond with speed. Looking ahead, we will view North America as a key base, especially for acquiring content, using this region as a springboard for expanding operations worldwide.

Toy & Hobby Business Segment: Extending Popular Content in Japan to Overseas Markets

The popularity of the Yu-Gi-Oh! official card game series rapidly spread to all corners of Japanese society after its introduction in February 1999. The Toy & Hobby Business Segment subsequently launched this card game in North America in March 2002 and Europe in December 2002, where it also met with phenomenal success. The North American and European toy markets are each roughly three times larger than the Japanese market. Taking hit products in Japan into overseas markets thus promises significant rewards. In the future, we would like to create many more global strategic products following the Yu-Gi-Oh! series.

Amusement Business Segment: Adapting to the Internet Age

Some view our business sector as one where corporate growth is difficult to predict because it can be easily swayed by a single hit product. Certainly, establishing businesses that generate consistent earnings irrespective of hit products is a key management issue for the KONAMI Group as it aims for higher corporate growth. Concrete actions are already under way. Our amusement business has initiated the “e-AMUSEMENT” service, which links amusement arcades nationwide and KONAMI into a single network to enable online multi-player games, content distribution over the Internet and much more. The system is designed to distribute over networks the latest games offering an entirely new, exciting experience for players, while providing a consistent source of revenues.

Gaming Business Segment: Start of Aggressive Growth in the World’s Largest Market

Although casinos are still not legal in Japan, the KONAMI Group views the Gaming Business Segment as a key pillar of growth in overseas markets. As you may know, the gaming business is one of only a few growth industries that have achieved consistent, long-term growth worldwide. In North America, the world’s largest market, states and provinces are promoting further expansion in the casino market, from the standpoint of securing steady tax revenues and other considerations. Although the KONAMI Group’s gaming business has so far been in an investment phase, fiscal 2004 saw us achieve our long-standing goal of posting operating income in this business for the first time. In North America, plans include relocating and ramping up output at a production facility for gaming machines by the end of fiscal 2005. We currently hold licenses to manufacture and sell gaming machines in most major states and regions in North America, and also have built up an outstanding product lineup that can compete with prominent gaming machine manufacturers. We are now standing on the threshold of an aggressive phase of growth.

Health & Fitness Business Segment: Our Foray Into Health-related Businesses Attracts Much Attention

At the end of fiscal 2004, the Exercise Entertainment Business Segment was renamed the Health & Fitness Business Segment. In parallel, we have adopted an aggressive stance toward developing businesses in the health-related sector, estimated to be a ¥3 trillion market. Since joining the KONAMI Group in February 2001, Konami Sports Corporation has seen business start to return to a growth trajectory, benefiting in part from immediate measures to unify brands, structurally reform management and achieve other goals. In Japan, some 20 years have passed since the full-scale advent of sports clubs. However, user needs regarding sports clubs are gradually changing. As the aging of Japan’s society progresses, many people truly wish to lead healthier and more relaxing lives. In this climate, the Health & Fitness Business Segment is shifting emphasis from quantity to quality. Guided by this thinking, this segment is developing nutritional supplements, home-use fitness equipment and offering esthetic services. The goal is to develop products and services tailored to the needs and lifestyles of each and every individual user that lead to healthier lives, leveraging an IT-driven database of personal data. Under the banner of “healthy and enjoyable lifestyles,” the Health & Fitness Business Segment will continue to run businesses aimed at generating steady revenues in fiscal 2005.

The KONAMI Group Must Retrace its Steps Before Moving to the Next Phase of Growth

In the past 10 years, the KONAMI Group has accomplished impressive growth, culminating in record net revenues and operating income in fiscal 2004. To achieve this level of growth, there were many difficult challenges we had to meet, alongside the tough task of changing our mindset and culture. Every time we were faced with a challenging situation, the whole group has come together to overcome it. However, in addition to considering how to move forward, we must now take a moment to reassess our current situation. Since listing on the NYSE in September 2002, we have been subject to the Sarbanes-Oxley Act. This legislation sets forth strict rules regarding the reliability of financial statements and procedures for internal control. Naturally, stricter rules on corporate governance and compliance have been introduced at KONAMI. With no end to corporate scandals in sight, however, creating corporate governance and compliance systems solely for form’s sake is meaningless. What is important is to ensure that the various management structures currently in place are functioning properly. It is essential that each and every one of the KONAMI Group’s workforce of some 4,400 employees not only pursue higher growth but at times stand back and make sure that all risks have been identified and that strategies are correct. I’m confident that this process will help us build a powerful yet flexible organization that can deal with potential risks and related factors, alongside immediately pressing issues.

Shareholder-driven Management and Social Contribution

The KONAMI Group’s basic management policy is to place emphasis on shareholders, while maintaining good relationships with all stakeholder groups and contributing to society as a good corporate citizen. Traditionally, our investor relations program has focused on institutional investors in Japan and overseas. However, we have started to take a range of actions targeting individual investors in the past two years. Presentations for individual investors are held, and disclosure on our website and by email has been upgraded. We are currently reviewing our investor relations program from the perspective of improving fair disclosure. We are also committed to returning profits to shareholders through dividend payments. Our basic policy is to pay the equivalent of at least 30% of net income in the form of dividends. The dividend of ¥54 per share for fiscal 2004 exceeds this level. Maintaining our stance of placing emphasis on shareholders is a key issue for the KONAMI Group, and will guide our actions in the future.

Corporate social responsibility (CSR) is another key priority for us. From an investor relations perspective, a key requirement for shareholders to hold KONAMI shares over the long-term is for us to remain a company that contributes to society. CSR programs will give the KONAMI Group a huge advantage in carrying out each of its businesses. Our activities currently cover environmental preservation activities, as well as academic and cultural programs. We look to expand the range of CSR activities further. 2004 is the year of the Athens Olympics. Leveraging our business, we have given all Japanese athletes participating in the Olympics free access to all of the KONAMI Group’s sports facilities to support their training programs. Our basic stance is to actually apply our businesses to the betterment of society, rather than merely offering sponsorships or financial assistance. I believe that more companies will be required to adopt this stance in the future. I have personally established foundations to support educational and sports activities, to contribute to society. Looking ahead, CSR programs will be advanced by the entire KONAMI Group. At the same time, we will clearly explain these programs to investors and all other stakeholder groups.

It is my hope that these actions will ensure that the KONAMI Group remains worthy of the support of investors and all other stakeholders.

July 2004

Kagemasa Kozuki
CEO, KONAMI Group

Feature

Feature

The KONAMI Group is currently shifting from a one-off hit business (a business dependent on non-recurring revenues from hit products) to a global and asset-based business (a business based on expertise and global content). We are making

# GLOBAL Assets

progress on all fronts. In fiscal 2004, the Computer & Video Games Business Segment achieved total shipments of 15 million copies overseas, sharply higher than 12.8 million in the previous fiscal year. The Toy & Hobby Business Segment's drive to take the Yu-Gi-Oh! card game series to overseas markets captures the essence of our strategy for global expansion. The Gaming Business Segment is expanding into growing overseas markets, centered on North America and Australia. Unit sales of gaming machines are increasing in line with a growing number of licenses obtained in North America.

# BUILDING A **GLOBAL** ASSET BASE FOR **STABLE** PROFITABILITY

## STABLE Profitability

A global and asset-based business will give us a stable earnings structure that is not easily swayed by hit products. The global expansion of the Computer & Video Games, Toy & Hobby, and Gaming business segments is helping to increase the value of already valuable content and build a stable earnings structure.

In the Amusement Business Segment, we are shifting from a one-time-sales driven business to a recurring revenue business. The Health & Fitness Business Segment is focusing on developing a vast array of businesses themed on health, in tandem with running sports clubs. In this manner, the KONAMI Group is steadily building a well-balanced business portfolio.

STRENGTH IN A DIVERSE ASSET BASE

Approved by NPB Usage of official NPB BIS Professional Baseball Records.

Approved by 11 Franchised Baseball Stadiums and Sapporo Dome. Approved by ABF.

©1996 JFA ©2001 KFA adidas, the adidas logo, FEVERNOVA, the trigon logo, the 3-Stripes mark and the Tricolore logo are registered trade marks which are owned by the adidas-Salomon Group, used with permission. the use of real player names and likenesses is authorised by FIFPro and its member associations. Milan’s trademarks, name and logo appear under license from Milan A.C.S.p.A. Official product manufactured and distributed by KONAMI under licence granted by Roma International Football Service S.r.l. Produced under the license from Lazio Societa Sportiva S.p.A. Parma and Parma Logo are trademarks of Parma Associazione Calcio S.p.A.

[Computer & Video Games Business Segment]

Global Content From the U.S.

In this segment, Konami Digital Entertainment, Inc. was established in Los Angeles (U.S.) in October 2003, to provide global content from the U.S. to the rest of the world.

[Toy & Hobby Business Segment]

Global Expansion of Hit-Producing Content

The Yu-Gi-Oh! card game series, which caused a sensation in Japan, also met with phenomenal success in North America and Europe. By taking hit-producing content to overseas markets, KONAMI is able to efficiently drive revenue growth.

©KAZUKI TAKAHASHI STUDIO DICE/SHUEISHA, planning & production KONAMI

[Amusement Business Segment]

A Recurring Revenue Business Through the

“e-AMUSEMENT” Service

By linking KONAMI amusement machines nationwide over the Internet and receiving income from usage fees, the

“e-AMUSEMENT” service has enabled us to shift from a one-time sales-driven business to a recurring revenue business.

[Gaming Business Segment]

Full-fledged Inroads Into the North American Market

In North America, the world’s largest casino gaming market, KONAMI had obtained licenses to sell and manufacture gaming machines in 22 states and provinces as of March 31, 2004. Looking ahead, we will work to further promote the KONAMI brand in global casino gaming markets, with the view to entering markets where restrictions on casinos will be lifted.

[Health & Fitness Business Segment]

Diversifying Into a Broad Range of Health-Related Businesses

In the Health & Fitness Business Segment, we aim to satisfy various needs of our sports club members. Key priorities are to reinforce our network of sports facilities, and diversify into various health-related businesses, from the arrangement of disease prevention programs using health statistics to the development of nutritional supplements.

Review of Operations

Kazumi Kitaue Computer & Video Games Business

Computer & Video Games Business Segment

The Computer & Video Games Business Segment develops, manufactures and sells video game software for home-use, including PCs.

We have a solid position in Japan and overseas markets, underpinned by an outstanding product lineup. This includes sports titles such as the WORLD SOCCER WINNING ELEVEN series, the PAWAFURU PURO YAKYU series; original content, including the METAL GEAR SOLID series; and animation content such as the Yu-Gi-Oh! series.

In fiscal 2004, consolidated net sales in this segment increased 5.8% to ¥92,520 million, operating income was up 15.0% at ¥16,084 million, and the operating margin improved from 16.0% to 17.4%.

Market Environment

In Japan, the market for hardware platforms was characterized by softening demand, as several years have passed since the launch of the PlayStation 2 (PS2), Nintendo GameCube (GC), and Game Boy Advance (GBA) platforms. On the other hand, the maturing market for home-use video games is seeing slower unit sales of entirely new titles, alongside steady sales of sequels to popular game series and games based on strong content.

In contrast, the market for hardware platforms saw continued growth overseas, especially in Europe and the U.S., benefiting in part from hardware price discounts. In Japan and overseas, PS2 held on to the top share in the console platform category. GBA has steadily posted higher unit sales, establishing a dominant position in the handheld game category. There is growing interest in online games alongside existing platforms.

A large number of titles were introduced in every region during the fiscal year, causing customers to become even more selective. The result was an even greater gap between popular games and other titles.

In this environment, companies with a large volume of highly appealing content that have the qualities customers want most have an enormous advantage.

Performance

In fiscal 2004, total shipments, including our distribution business, reached an all-time high of 24.7 million copies, compared with 23.7 million copies in the previous fiscal year. Shipments of KONAMI titles increased from 21 million copies to 21.6 million copies, while shipments in our distribution business of other companies’ games increased from 2.7 million to 3.1 million copies. We held on to a large share of the domestic market, while achieving growth in overseas shipments due to a strong showing by popular titles such as the Yu-Gi-Oh! series and soccer titles. These factors made a significant contribution to results in fiscal 2004.

In the soccer category, WORLD SOCCER WINNING ELEVEN 7 (Pro Evolution Soccer 3 in Europe) for the PS2, the latest edition of the WINNING ELEVEN series, went on sale in August 2003 (October 2003 in Europe). This game became a hit title alongside its predecessor with sales topping 1 million copies in both Japan and Europe. Another success was recorded by WORLD SOCCER WINNING ELEVEN 7 INTERNATIONAL, which sold very well after its launch in February 2004. In fiscal 2004, we sold 4.6 million copies of soccer games in total, including the WINNING ELEVEN series.

The popularity of the Yu-Gi-Oh! card game series also drove sales growth in Yu-Gi-Oh! titles in the U.S. and Europe. In the U.S., the growing popularity of the Yu-Gi-Oh! card game since the outset of the fiscal year supported strong sales of new titles, including Yu-Gi-Oh! Worldwide Edition: Stairway to the Destined Duel for GBA in April 2003 and Yu-Gi-Oh! The Sacred Cards for GBA in November 2003. We also continued to increase sales of titles rolled out in the previous fiscal year. In Europe, where the Yu-Gi-Oh! trading card game went on sale in December 2002, Yu-Gi-Oh! Worldwide Edition: Stairway to the Destined Duel for GBA and Yu-Gi-Oh! THE DUELISTS OF THE ROSES for PS2, which were launched in April and September 2003, respectively, recorded strong sales. Worldwide sales of the Yu-Gi-Oh! series, a major hit product, totaled 5.01 million copies, including Japan, North America and Europe. Sales were 2.45 million copies in North America and 2.24 million copies in Europe.

     In other product categories, the PAWAFURU PURO YAKYU series saw the debut of JIKKYO PAWAFURU PURO YAKYU 10 for PS2 and GC in July 2003. In the following December, JIKKYO PAWAFURU PURO YAKYU 10 CHOKETTEIBAN 2003 MEMORIAL for PS2 and GC was released. Fiscal 2004 shipments of baseball titles, including the PAWAFURU PURO YAKYU series, reached 1.44 million copies. SILENT HILL 3 for PS2, the latest in the SILENT HILL series, was unveiled in July 2003 in Japan (August 2003 in North America and May 2003 in Europe). Worldwide shipments of the SILENT HILL series reached 990,000 copies centered on shipments of SILENT HILL 3. Following the start of overseas shipments of TEENAGE MUTANT NINJA TURTLES (TMNT) for PS2, GC, GBA, Xbox and PCs, sales of the TMNT series reached 1.48 million copies.

We also took actions to further strengthen our overseas operations. In October 2003, Konami Digital Entertainment, Inc. was established in Los Angeles (U.S.) to serve as a new base for this business. Setting global markets in its sights, the new company produces quality original content, actively acquires licensed content and conducts marketing activities.

As a result, consolidated segment sales increased 5.8% to ¥92,520 million, and operating income rose 15.0% to ¥16,084 million. The operating margin improved from 16.0% to 17.4%.

Outlook

Fiscal 2004 saw growing overseas markets become the center of attention, even more so than the domestic market. This trend is expected to become still more apparent in fiscal 2005 and thereafter. The understanding of customer needs worldwide and global marketing will become critical to our success in the future.

We have a lineup of highly popular content overseas, including the METAL GEAR SOLID, SILENT HILL and Pro Evolution Soccer series. The METAL GEAR SOLID series, in particular, has achieved cumulative worldwide shipments of 14.5 million copies. The latest title in this series, METAL GEAR SOLID 3: SNAKE EATER, will debut in fiscal 2005. Konami Digital Entertainment, our new operating base, will play a key role in helping us capture a greater share of overseas markets.

Aiming to maintain our high market share in Japan, we will continue to reinforce products in strong-selling genres while creating new titles in other ones. The emergence of new game platforms starting in fiscal 2005 presents an opportunity for energizing the market while establishing new brand titles. Preparations are already under way to proactively roll out entirely new and original titles.

Akihiko Nagata Toy & Hobby Business

Toy & Hobby Business Segment

The Toy & Hobby Business Segment develops, manufactures and sells a variety of toys and hobby products that leverage outstanding content and take advantage of synergies with other businesses. Main products include card games, character goods, educational toys for toddlers, bath and toiletries products, music CDs and game strategy guides.

In addition to efforts to further expand into product categories that have proven popular across a wide range of customer age brackets, this segment is leveraging the creative talents of the KONAMI Group to challenge new categories, delivering products that fit the needs of the times.

Consolidated sales of the Toy & Hobby Business Segment were ¥57,468 million, 25.1% higher than in the previous fiscal year. Operating income increased 17.7% year on year to ¥19,579 million. The operating margin was 34.1%, compared with 36.2% in the previous fiscal year.

Market Environment

In Japan, the toy market is holding firm without any sharp declines in demand, despite a declining birth rate, children growing out of toys at younger ages due to earlier maturity, falling disposable incomes due to the sluggish economy, and increases in spending for other entertainment purposes. The main reasons are that expenditure per child is increasing and toys targeting adults are stimulating demand, in step with the aging of society. While the toy market targeting children faces growing difficulties, non-traditional toys, such as products for adults, are gaining momentum. In this way, the toy industry is expanding through growth in peripheral domains, despite the declining birthrate.

Overseas markets saw strong sales in the Christmas shopping season, when the majority of sales are generated, securing stable market scale. Japan’s major toy manufacturers are taking actions to reinforce overseas sales, fanning heated competition between various players on the global stage.

Performance

In fiscal 2004, we rolled out a broad lineup of toy products ranging from the mainstay Yu-Gi-Oh! card game, to character figurines for boys, electronic toys, educational toys for toddlers, and bath and toiletries products. Sales of the Yu-Gi-Oh! card game series, the mainstay product in this business, declined in Japan. However, strong sales of this product in overseas markets made a significant contribution to results. The Yu-Gi-Oh! official card game series has broad acceptance in the domestic market. In fiscal 2004, sales of the Yu-Gi-Oh! official card game series in Japan and Asia were ¥9.5 billion, compared with ¥13.5 billion in the previous fiscal year.

In overseas markets, sales remained strong in the North American market, particularly in the first quarter, due to rapid market growth on the back of an increase in the number of players. Sales of the Yu-Gi-Oh! trading card game series in North America were ¥26 billion, compared with ¥24 billion in the previous fiscal year.

In fiscal 2004, we actively launched the Yu-Gi-Oh! trading card game in European markets, alongside North America. This card game was translated into the languages of each country, and steadily increased sales in Europe. Sales of the Yu-Gi-Oh! trading card game series in Europe increased to ¥14.0 billion from ¥0.5 billion in the previous fiscal year.

As a result of the above, worldwide sales of the Yu-Gi-Oh! card game totaled ¥49.5 billion, compared with ¥38.0 billion in the previous fiscal year.

We are also making headway with products in new content genres. In the toy business, the acquisition of toy merchandising rights to The Gransazers, a new SFX superhero TV series, heralded our full-scale entry into the boys’ character toy market. Sales of action figures and accessories based on this series have already begun at retailers across Japan. We will continue to deliver a product lineup that offers the best in quality and entertainment, with the view to making the boys’ character toy market a new pillar of earnings.

In addition to these products, we are introducing products in a diverse array of content genres, such as electronic toys, candy toys, game strategy books and other books, and music CDs. This high quality product lineup is now underpinning the entire Toy & Hobby Business Segment.

As a result, in fiscal 2004, consolidated sales of the Toy & Hobby Business Segment increased 25.1% to ¥57,468 million. Operating income rose 17.7% to ¥19,579 million. The operating margin was 34.1%, compared with 36.2% in the previous year.

Outlook

We will continue to promote measures to nurture the Yu-Gi-Oh! card game into a long-running bestseller over the long term. These measures will see us enhance Yu-Gi-Oh! training seminars to attract new players and hold special events and tournaments that involve our existing fan base. We plan to hold another “Yu-Gi-Oh! World Championship” in 2004, building on the success of the previous championship held in August 2003. The expertise related to game systems and product logistics gained from the Yu-Gi-Oh! card game, will prove an invaluable asset to our business by helping us to establish KONAMI as a leading card game manufacturer, and making this domain a stable pillar of our business.

As for new initiatives, focusing on the potential of the evolving world of Japanese animation, we have begun a full-scale drive to plan and develop an original TV animation series called “Get Ride! AMDRIVER.” TV broadcasts of this series started in April 2004 at 25 stations nationwide centered on the TV Tokyo network. This is a huge “media-mix” project that will promote this content across a variety of media. We will leverage synergies among the Toy & Hobby Business and other KONAMI businesses to enliven this content in its many forms.

In parallel with measures to expand our lineup of toys linked to various media, such as animation and superhero TV series, we will further enhance educational toys for toddlers and bath and toiletries products to buttress our product lineup. Our goal is to achieve steady growth fueled by multiple sources of earnings that combine long-standing bestsellers and new popular products.

Amusement Business Segment

This business segment develops, manufactures and sells games for amusement arcades in Japan and overseas and LCD units for pachinko machines in Japan.

The starting point for us, the Amusement Business Segment has successively produced innovative games that leverage our distinctive, industry-leading expertise. Recent hit products include music simulation games such as the beatmania series and the Dance Dance Revolution series, which created headlines. We also rolled out the “e-AMUSEMENT” service, which established a wholly new market in fiscal 2003. This new service links amusement arcades throughout Japan and KONAMI over a single network.

Consolidated sales of this segment increased 3.3% to ¥35,427 million. Operating income rose 62.3% to ¥11,797 million. The operating income ratio was 33.3%, compared with 21.2% in the previous fiscal year.

Fumiaki Tanaka Amusement Business

Market Environment

The amusement arcade market is showing signs of bottoming out in fiscal 2004, after domestic equipment sales and operations sales had declined for five straight years from fiscal 1999 to fiscal 2003. This is mainly attributable to progress in the closure of unprofitable arcades and the opening of large-scale facilities, and active measures to attract families and women to arcades.

By product genre, there was significant growth in sales of video games linked to networks and card systems with frames designed for multiple players. Other strong selling products included token-operated machines and crane-based prize machines that gained popularity among women and families in step with the increase in large multipurpose facilities.

On the other hand, sales of traditional video games fell sharply due to the lack of a hit product.

The pachinko machine market remained flat due to steady growth in demand for pachinko slot machines in recent years.

Performance

In the video games category, the “e-AMUSEMENT” service found greater market acceptance and established itself as the pioneer in network-linked games. Launched in fiscal 2003, this new service links amusement arcades and KONAMI over a single network. This online gaming framework allows players to connect with any other player, anywhere, anytime for as long as they like. It has won accolades from operators and users throughout Japan. MAH-JONG FIGHT CLUB 2, a game that lets people play mah-jong online, made a strong contribution to sales in fiscal 2004. This game is the sequel to our first “e-AMUSEMENT” product, MAH-JONG FIGHT CLUB, which was a huge hit in fiscal 2003. QUIZ MAGIC ACADEMY, a head-to-head online quiz game, also performed well. Since the launch of products based on the “e-AMUSEMENT” service in June 2002, cumulative shipments had reached 26,500 units as of March 31, 2004. Our best-selling music simulation games, including the pop’n music, GUITARFREAKS, and drummania series, also remained popular.

In token-operated machines, large-scale token-operated game machines, a key strength, retained strong popularity in step with the increase in large-scale amusement facilities. Our broad lineup of token-operated game machines combines a wealth of content with stage effects and entertainment value unmatched by traditional token-operated games. This makes KONAMI machines indispensable to the token-operated game section of any amusement arcade. During fiscal 2004, Fantasic Fever, a new-style of “penny-falls” game machine, which enhances the ambience of amusement facilities with medals flowing overhead and special electrical effects like parades, received favorable reviews. MONSTER GATE ONLINE and GI-TURFWILD, both token-operated machines linked to the “e-AMUSEMENT” service, also made strong contributions to sales.

Sales of LCD units for pachinko machines fell below the previous year’s level.

As a result, consolidated sales in this segment increased 3.3% to ¥35,427 million. Operating income rose 62.3% to ¥11,797 million. The operating margin was 33.3%, compared with 21.2% in the previous fiscal year.

Outlook

The “e-AMUSEMENT” online game service we created for amusement arcades has revitalized the entire amusement arcade market. As a result, the industry as a whole is starting to see a turnaround in domestic equipment sales and operations sales. The “e-AMUSEMENT” service demonstrates that the amusement arcade market promises further growth, driven by the creation of entirely new types of games that can only be enjoyed at amusement arcades.

The “e-AMUSEMENT” service is benefiting from advancements in Japan’s digital communications network. We are actively working to promote greater adoption of this system nationwide, and further reinforce the lineup of “e-AMUSEMENT” products.

In token-operated games, lineups of large-scale token-operated game machines and single-token machines will be upgraded to meet growing demand for token-operated game sections at large-scale amusement arcades.

In the LCD unit business, our focus is on developing products that meet market needs, leveraging our competitive edge in creating products with superior game and entertainment value.

Satoshi Sakamoto Gaming Business

Gaming Business Segment

The Gaming Business Segment is involved in the development, manufacture and sale of gaming machines and gaming management systems mainly for the Australian and North American markets.

Our video slot machines have been extremely well received in Australia, the world’s second largest market, ever since we began operations there in 1998. This success has helped us to establish a solid position in the country. We are also taking steps to build a stronger presence in North America, the world’s largest market. Actions include enhancing the product lineup and obtaining licenses in more states and provinces.

Consolidated sales in this segment climbed 33.3% to ¥10,947 million. We achieved profitability in fiscal 2004, posting operating income of ¥692 million, compared with a ¥169 million operating loss in the previous fiscal year.

Market Environment

The number of countries and regions where casinos are legal is increasing every year, with casinos currently operating in more than 130 countries and regions around the world. Growth in Australia, the world’s second largest market, is slowing, partly due to an upper limit on the number of gaming machines that can be installed in casinos and steps toward tax code reforms. North America, the world’s largest market, offers solid prospects for steady growth on shorter replacement cycles due to technological advancement in gaming machines, facility expansion at existing casinos, the opening of new casinos, and the legalization of casino gambling in more states and provinces.

The uptake of gaming machines that offer superior entertainment and game value is proceeding apace, alongside growing demand for gaming machines that can withstand the long operating hours at casinos without breakdowns.

Looking ahead, we will have plenty of opportunity to give full play to our competitive advantages in product durability and product creation skills.

Performance

We hold licenses to manufacture and sell gaming machines in every state in Australia. Our video slot machines are highly rated in this market. During fiscal 2004, subsidiary Konami Australia Pty Ltd posted steady unit sales, remaining mostly the same as the previous fiscal year.

In North America, after receiving a license to manufacture and sell gaming machines in Nevada in January 2000, we acquired similar licenses in Mississippi, California, New Mexico, Illinois, Michigan and other states. As of March 31, 2004, we held licenses in a total of 22 states and provinces in North America.

In September 2003, we displayed numerous gaming machine titles at the Global Gaming Expo in Las Vegas, the world’s largest trade show for gaming machines. Along with our highly rated video slot machines, we displayed mechanical slot machines for the first time. Sales of mechanical slot machines commenced in December 2003. In this way, our product lineup has improved in terms of both quality and quantity. During fiscal 2004, subsidiary Konami Gaming, Inc. saw unit sales of gaming machines double from the previous fiscal year’s level, achieving significant growth.

As a result, consolidated sales in this segment increased 33.3% to ¥10,947 million. We moved into the black for the first time, posting operating income of ¥692 million, compared with an operating loss of ¥169 million in the previous fiscal year.

Outlook

Our goal is to consistently increase market share by delivering distinctive products that maximize the expertise we have gained in the entertainment industry.

We are strengthening operations in North America, the world’s largest market, by ramping up production capacity, reinforcing our product lineup and taking other actions. Our highly rated video slot machines are estimated to have captured a market share of 10% or more in this category. We aim to raise this share further. In parallel, we will drive sales growth in the entire North American market by increasing shipments and our market share in the mechanical slot machine category, which we entered in fiscal 2004. We will continue to implement cost cutting initiatives and efficient management practices with the goal of further improving profitability.

Our drive to maintain and increase market share will also be a key priority in the Australian market.

In regions other than North America and Australia, there is growing demand from Russia, which has achieved rapid growth in recent years, and Macao, where the construction of new casinos is planned. The scheduled lifting of U.K. casino gaming restrictions, and actions toward the possible legalization of casinos in Singapore and Japan may open up exciting new avenues for growth. We will keep a close eye on developments in these regions as we develop our business further.

Fumiaki Tanaka Health & Fitness Business

Health & Fitness Business Segment

The Health & Fitness Business Segment operates sports clubs and develops, produces and sells health products.

We are currently diversifying into a broad array of businesses themed on health that encompass mental health, diet & nutrition and many more fields. We are making steady progress toward transforming ourselves from a mere operator of sports clubs to a health creation business. Developing businesses that effectively tap our diverse expertise in entertainment and Konami Sports’ health management, we are offering innovative ideas to the market by fundamentally reexamining the nature of fitness businesses.

In fiscal 2004, consolidated net sales increased 0.5% to ¥78,899 million. We moved into the black, posting operating income of ¥2,772 million, compared with an operating loss of ¥49,412 million in the previous fiscal year.

Market Environment

The Japanese sports club market has consistently generated annual revenues of about ¥300 billion over the past few years. One notable trend is the number of mergers and alliances. Another is the increasing disappearance of relatively small-scale companies, operating only a few clubs, as they are absorbed by large companies. The persistent weakness of Japan’s economy is no doubt partly responsible for these events. At the same time, there is rising interest in fitness as Japan’s population ages. Especially significant is the surge in interest in sports clubs among middle-aged and older individuals. Overall, there is much room for growth in the sports club market in Japan, as a much lower share of Japan’s population currently uses these clubs than in the United States and Europe.

One critical shortcoming of the sports club industry is the tendency to offer a generally identical selection of services. This lack of originality prevents clubs from offering services tailored to the needs of different age groups. There is an obvious need for fresh ideas for the operation of these clubs. And ongoing shifts in market dynamics indicate that companies able to cater to these needs will be rewarded.

In the market for fitness machines used in sports clubs, there has traditionally been a high reliance on products imported from Europe and North America. However, there is now a growing volume of equipment developed in Japan to precisely address domestic market demands. Some models even have entertainment-based features. Overall, these events are taking the fitness equipment market in new directions.

Performance

During fiscal 2004, Konami Sports Corporation, which is responsible for sports club operations, took a fresh look at customer needs, redoubling its commitment to a customer-centric approach.

We also promoted measures to ensure that chain operations deliver the highest standard of safety, cleanliness, and comfort at every one of our 208 sports clubs (as of March 31, 2004) nationwide.

Actions were taken to create a more powerful brand. To cement our position as the No. 1 brand in the sports club industry, we unified our collection of brands, including Eg-zas and People, into a single brand: Konami Sports Club.

In September 2003, we introduced a new membership system and standardized prices. At the same time, we took steps to enhance convenience for members. The new system allows members to use sports clubs other than the one where they joined during vacations or when travelling.

We also implemented measures to develop businesses other than sports clubs. Some examples include the start of the Hawaii Project and collaboration related to the development of outdoor sports programs in conjunction with Hakuba Village in Nagano Prefecture in Japan. The Hawaii Project provides opportunities for people to participate in sports and events in Hawaii. We helped roughly 1,000 people participate in the Honolulu Marathon Tour held in December 2003.

On the cost front, actions were taken to reduce the cost of sales and selling, general and administrative (SG&A) expenses. Cost-of-sales reductions involved measures to adopt more efficient sales promotion techniques and a review of renovation methods for facilities. To lower SG&A expenses, we worked to utilize advertising and promotion budgets more efficiently.

As a result of the above initiatives, income from membership fees at existing sports clubs exceeded the previous year’s level, while our cost structure improved. New facilities opened in fiscal 2003, such as new sports clubs and clubs acquired from other companies, achieved higher sales and earnings. The result was that Konami Sports posted top- and bottom-line growth in fiscal 2004.

In the fitness machine and health products sector, we continued to develop and deploy the EZ series of fitness machines, which combine exercise with entertainment, at Konami sports clubs.

As a result, consolidated net sales rose 0.5% to ¥78,899 million. We moved into the black, posting operating income of ¥2,772 million in fiscal 2004, compared with an operating loss of ¥49,412 million in the previous fiscal year.

Outlook

The number of people who attend sports clubs in Japan is still well below the levels in Europe and the U.S. as a share of the total population. Japan is seeing a steady increase in sports club membership, with growth occurring chiefly among middle-aged and older individuals who are becoming more conscious of the importance of staying fit. In an environment crowded with many sports clubs, success will depend greatly on the ability to offer high-value-added services that are highly distinctive.

In the sports club sector, we will continue to open new locations. The resulting growth in market share and geographic coverage will yield a variety of competitive advantages. Along with this expansion, Konami Sports will adopt the customers’ viewpoint to offer fitness clubs that are safe, clean and pleasant. Another goal is improving services in terms of diversity and quality to address the broadest possible spectrum of customer demands. This thinking will guide us in our shift from price-based competition to value-based competition.

In the fitness machine and health products business, we will continue to deploy fitness machines to Konami sports clubs, while expanding sales to outside clubs and public facilities. Leveraging expertise amassed through the production of commercial fitness machines, we will enter the market for home-use fitness machines, while developing and selling original nutritional supplements on a full scale.

In January 2004, Konami Sports concluded an agreement with the Japanese Olympic Committee (JOC) to form an Official JOC Partnership. To fulfill our social responsibilities in a manner befitting a company that runs sports clubs, we are giving JOC-designated athletes and Japanese athletes competing in the upcoming Athens Olympics free access to all Konami sports clubs nationwide with the aim of helping to improve Japan’s international competitiveness in sports. Hand in hand with these steps, we are also working to improve recognition of Konami sports clubs by conducting promotional campaigns featuring athletes affiliated with KONAMI.

Amid growing general interest in health, we will provide various health-related services to a broad customer base that goes beyond sports club facilities.

Corporate Governance and Compliance

Our fundamental management philosophy is to maintain a shareholder-driven approach to management and sound relationships with all stakeholders, while fulfilling our obligations as a responsible corporate citizen. Open and transparent management practices are essential to operating in line with this philosophy. For this purpose, we began making revisions to our board of directors at an early stage. In May 1992, the first external director joined the board, making this body more active and effective. To speed up decision-making regarding management and business operations, the executive officer system was adopted in June 1999. In June 2001, the number of directors was reduced from 15 to 9. Currently, we have a structure in which three of the company’s eight directors are external directors, realizing a much stronger management supervisory system.

To support compliance, we have formulated and set forth basic principles in the KONAMI Group Conduct Charter and KONAMI Group Code of Business and Ethics. Compliance principles are made known to each and every employee to establish a shared understanding of this subject. To prevent problems from occurring, we have also established a system for employees to report ethical issues and other matters without fear of recrimination.

Our compliance structure consists of three internal committees: the Risk Management Committee, Compliance Committee and Disclosure Committee. These units take the lead in preventing problems from occurring and educating employees throughout the company.

Corporate Governance and Compliance at KONAMI

Noriaki Yamaguchi

CFO, Konami Group

We began reporting consolidated financial results based on U.S. GAAP upon listing on the New York Stock Exchange in September 2002. The listing made us subject to the U.S. Sarbanes-Oxley Act. In the process of implementing the provisions of this law, our disclosure system has become much stronger. By exposing ourselves to challenging circumstances, we have reinforced our system for internal control. As our businesses become increasingly global in scale, we would like to build an even more powerful group management structure.

In January 2000, we became the first Japanese company to obtain a license from the State of Nevada for the manufacture and sale of casino gaming machines. As of April 2004, we had obtained licenses in 22 states and provinces in North America. We must remain in strict compliance with laws and regulations at all times to maintain these licenses.

To maintain our listing on the New York Stock Exchange and licenses to manufacture casino gaming machines, it is essential that we work to educate all group employees on the importance of compliance issues. This process will help to earn the trust of all stakeholder groups. Our organization will continue to be managed to the highest global standard.

Risk Management Committee

Formed in April 2000, this committee’s primary role is enacting preventive measures with regard to the different kinds of risks to which the company is exposed.

Compliance Committee

Formed in September 2001, this committee is responsible for ensuring that each and every individual at KONAMI strictly complies with all applicable laws and regulations.

Disclosure Committee

Formed in April 2003, this committee is charged with determining if the company is releasing information in conformity with the disclosure provisions of the U.S. Sarbanes-Oxley Act. We are subject to this law, as our shares have been traded on the New York Stock Exchange since September 2002. The listing has prompted us to tighten internal controls throughout the group and ensure the highest standard of fair disclosure.

THE NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE LISTING STANDARDS

The amendment to the New York Stock Exchange Listed Company Manual 303A, effective November 2003, requires foreign private issuers to disclose material differences between the regulations followed by those foreign private issuers in their own countries. KONAMI discloses such differences on our website at www.konami.com.

Toshiro Tateno

Group Corporate Planning

As part of corporate governance measures, a Group Corporate Officers Framework was formulated and announced in May 2004, to clarify responsibility for business execution. This move was guided by the thinking that as our businesses become diversified and global, it is important to demonstrate, both internally and externally, that the KONAMI Group is managed under a set of common principles. The members of this framework are responsible for business execution.

On the other hand, management supervision is the responsibility of the Board of Directors, which has eight members, including three external directors, and four corporate auditors. External directors and corporate auditors, all of whom are prominent in their respective fields, contribute many opinions and advice to every meeting of the Board of Directors. Therefore, I believe that we have a board of directors that can fulfill its obligations to oversee our management. During the past few years, there have been many revisions to Japan’s Commercial Code that give companies more options regarding management systems. We have ourselves conducted a series of reforms to establish our own style of corporate governance. We will continue to work on preserving sound relationships with our stakeholders while building a distinctive, KONAMI model for management.

KONAMI Group’s Social Contribution

KONAMI has made contributing to society as a good corporate citizen a central tenet of its corporate philosophy.

Our activities cover the areas described below.

Environmental Conservation

Implementation of the Clean Campaign

Aiming to preserve beautiful beaches for future generations, Konami Sports regularly implements beach cleanup campaigns through its Diving Division. Members of Eg-zas Diving College and scuba diving members of the Argonaut Marine Club take part in these activities.

Academic & Cultural Activities

Support for Digital Media Education & Research

(Osaka Electro-Communication University)

We are supporting the development and enhancement of educational and research programs in the IT field at the Osaka Electro-Communication University. Our goal is to contribute to the advancement of the digital media culture of the 21st century.

In September 2001, we completed the Konami Hall on the university’s Shijounawate Campus. This 950-seat multipurpose lecture hall is equipped with the very latest IT and audio-visual equipment. Through such industry-academia partnerships, we will continue to help nurture personnel that will shoulder the next-generation IT society.

Industry-academia Alliance With Waseda University

In February 2004, KONAMI CORPORATION and Waseda University reached agreement to start an open curriculum and conduct joint research into state-of-the-art technologies to support advancement in entertainment fields. Many students applied to take part in a seminar that started in April 2004, demonstrating strong interest in the entertainment industry.

The entertainment industry, typified by digital video games, has grown into a key, globally competitive industry for Japan, in step with advancements in 3D computer graphics and networking technologies. This alliance will combine Waseda University’s advanced basic research strengths in science and technology with KONAMI’s expertise in developing applications. The overriding goal is to contribute to society by further enhancing the entertainment industry.

Sponsorships

JOC Official Partnership

In January 2004, Konami Sports concluded an agreement with the Japanese Olympic Committee (JOC) to form an Official JOC Partnership (contract category: sports clubs and their management).

The agreement will give JOC-designated athletes and Japanese athletes competing in the Athens Olympics and other international sports events free access to all Konami sports clubs nationwide with the aim of helping them improve their competitiveness.

Social Contribution of Related Foundations

The Kozuki Foundation for Sports and Athletes, Kozuki Foundation for Advanced Information Technology, and Kozuki Foundation for Higher Education were established by Kagemasa Kozuki, a founder and current CEO of KONAMI CORPORATION.

These foundations provide support, subsidies and scholarships for the promotion and advancement of sports, education, including IT, and culture.

*	The Kozuki Foundation for Sports and Athletes, Kozuki Foundation for Advanced Information Technology and Kozuki Foundation for Higher Education are major shareholders of KONAMI CORPORATION. Their operations are supported by dividends from KONAMI shares.

Kozuki Foundation for Sports and Athletes

The Kozuki Foundation for Sports and Athletes was established in March 2003 under the jurisdiction of the Ministry of Education, Culture, Sports, Science and Technology. It carries out the following five programs aimed at the advancement of sports and enhancement of health: “Support for Sports Players and Coaches Program,” “Recognition of Sports Players and Coaches Program,” “Subsidy for Sports Research Program,” “Sports Training Research Program,” and “Subsidy for Sports Organizations and Games Program.”

Kozuki Foundation for Advanced Information Technology

The Kozuki Foundation for Advanced Information Technology is under the jurisdiction of the Ministry of Education, Culture, Sports, Science and Technology. It carries out the following programs aimed at the promotion of IT education: “Subsidy for IT Educational Research Program,” “Kozuki IT Education Award,” “Subsidy for Edutainment Research Program,” “Provision of IT Equipment Program,” and “Seminar Room Operation Program.” The Foundation also holds lectures and publishes materials for the promotion of IT education.

Kozuki Foundation for Higher Education

The Kozuki Foundation for Higher Education is under the jurisdiction of Hyogo Prefecture. It offers support to educators and scholarships to children and students and is carrying out the following programs aimed at the promotion of education and culture in Hyogo Prefecture: “Scholarship for Surviving Children Program,” “Support for Students’ Venture Business Program,” “Digital Game Creator Nurturing Program,” “Comic Artist Nurturing Program,” and “Kozuki Seminar Room Operation Program.”

Financial Section

Operating and Financial Review and Prospects

Fiscal 2004 and 2003 indicate the years ended March 31, 2004 and 2003 respectively

A. Operating Results.

You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and information included in this annual report. Fiscal 2004 herein refers to the fiscal year ended March 31, 2004, and other fiscal years are referred to in a corresponding manner.

This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors.

Overview

We are a global entertainment products and health products and services provider. We develop, publish and distribute video game software for home-use and handheld video game consoles, principally those manufactured by Sony and Nintendo. Since February 2001, we have also run the largest chain of sports clubs in Japan. We also produce toys, such as card games, including some that use characters from or are inspired by characters in our home video game software and other products. Finally, we produce and market a variety of entertainment and exercise machines and components, including amusement arcade games, token-operated games, LCD units for pachinko machines, gaming machines and fitness machines. We earn revenues and income and generate cash from sales of these products and services.

We divide our worldwide operations principally into five business segments for financial reporting purposes: Computer & Video Games, Toy & Hobby, Amusement, Gaming and Health & Fitness. The net revenue of these segments accounted for 33.8%, 21.0%, 13.0%, 4.0% and 28.9%, respectively, of our total net revenues, including intersegment revenues, in fiscal 2004. We have achieved constant growth in net revenues over the last nine years, with revenue growth of 7.8% in fiscal 2004. Our consolidated net revenue for fiscal 2004 was ¥273,412 million, which is the highest since our founding.

Due to the nature of the entertainment industry, our results of operations have largely been, and will be to a considerable extent remain, affected by individual products or a series of products that are hits with consumers, such as our Yu-Gi-Oh! card game and our Yu-Gi-Oh! game software. We have been working to reduce volatility in our results by building a solid and well-balanced business portfolio with multiple segments, each featuring a growing number and variety of products and services. In the year ended March 31, 2004, for the first time, we had three segments with over ¥10,000 million in operating income and our other two segments turned profitable. This success was due to our concerted efforts to strengthen and diversify each of our segments. We are also diversifying our revenue sources by expanding our businesses overseas. Our Computer & Video Games and Toy & Hobby segments have been active in North American and European markets and our Gaming segment has actively developed its operations in North American market, the biggest gaming market in the world.

The overall Japanese entertainment industry has been expanding, reflecting an increasing social recognition of the importance of developing intellectual property and the rapid advance of technology. Among all, the video game software industry in which our Computer & Video Games segment operates has become increasingly competitive and more hit products-oriented, with the size of the market fluctuating by hit products. The toy industry in Japan where our Toy & Hobby segment operates is holding firm without any sharp decline in demand, despite a declining birth rate, children growing out of toys at younger ages due to earlier maturity, falling disposable incomes due to the sluggish economy, and increases in spending for other entertainment purposes. The main reasons are that expenditure per child is increasing and toys targeting adults are stimulating demand, in step with the aging of society. The amusement arcade industry where our Amusement segment operates has also been sluggish, reflecting intensifying competition with other entertainment options but it has recovered recently due primarily to the development of large-size amusement arcades that attract new consumers. The Japanese health industry in which our Health & Fitness segment operates has been developing gradually with an increasing demand for health-related services among middle-aged and senior consumers.

As a result of sluggish domestic markets in some of our business segments, we have been aggressively expanding overseas and increasingly dependent on our overseas business, taking advantage of opportunities for growth in foreign markets, such as North America and Europe. Our revenue growth in the past two fiscal years has been driven primarily by international growth. For example, sales of our Yu-Gi-Oh! card game and game software with Yu-Gi-Oh! contents increased substantially in North America in fiscal 2003 and in Europe in fiscal 2004. In the sports video game category, soccer titles such as the WINNING ELEVEN series, including WORLD SOCCER WINNING ELEVEN 7 and Pro Evolution Soccer 3 for PlayStation 2, gained popularity mainly in Japan and Europe and recorded sales of 4.6 million copies worldwide in fiscal 2004. We seek to continue expanding our business in these markets by introducing products which became hits in the Japanese market, however, new hit products may not be as successful abroad as in Japan due to different customers’ tastes and competition environment in each market. Accordingly, we aim to diversify our overseas operations by deploying our products in other markets including China, where we recently released our first video game software, WORLD SOCCER WINNING ELEVEN 7 INTERNATIONAL for PlayStation 2.

Our main business strategies for each segment are as follows:

•	In the Computer & Video Games segment, we strive to strengthen our international operations through acquiring and creating contents that are globally competitive and enhancing our PC game software business with an alliance with Vivendi Universal.

•	In the Toy & Hobby segment, we are working to diversify our products lineups, including boy’s toy and educational toy products, toy products for infants and publishing, as well as standardizing the Yu-Gi-Oh! card game internationally for its further promotion.

•	In the Amusement segment, we plan to further enhance our e-AMUSEMENT service which links amusement arcades throughout Japan by strengthening existing contents.

•	In the Gaming segment, we aim to grow our market share in North America with the increased production capacity of our new factory and a full-scale operation for mechanical slot machines.

•	In the Health & Fitness segment, we are focusing on improving the quality of our services, rather than giving discounts, by offering a wide range of health-related value-added services in order to develop our operations effectively.

Factors Affecting Our Results of Operations

Factors Affecting Combined Results of Operations

A number of factors affect revenues and expenses across several of our segments, and therefore have a substantial impact on our combined results of operations. These factors include the importance of “hit products” that respond to trends in popular culture, intellectual property licensing, seasonal fluctuations, investments and acquisitions.

Hit Products

Most of our non-fitness related revenues come from sales of interactive entertainment software and devices and are dependent on our ability to anticipate or influence the kinds of games and products that are popular with consumers. Revenues for our Computer & Video Games, Toy & Hobby, Amusement and Gaming segments are strongly affected by whether individual products or a series of products become “hits” with consumers. A single hit product can generate very substantial revenues, which can continue over an extended period through the release of sequel products and through extension of the concept or characters from a popular game from one business segment to another business segment.

For example, our Toy & Hobby net revenues, including intersegment revenues, increased 25.1% from ¥45,948 million in fiscal 2003 to ¥57,468 million in fiscal 2004 due mainly to robust sales of our Yu-Gi-Oh! card game in North America, as well as increased sales of the card game in Europe. Our Computer & Video Games net revenues, including intersegment revenues, increased 5.8% from ¥87,476 million in fiscal 2003 to ¥92,520 million in fiscal 2004 due primarily to favorable sales of the Yu-Gi-Oh! game software in North America and Europe and an increase in sales of the WINNING ELEVEN series, soccer title, in Japan and Europe.

It is difficult to predict whether any particular product will become a hit. We seek to reduce the volatility of our net revenues by developing a large number of new titles each year in various categories and for various platforms. We have steadily increased the number of titles published by our home and handheld video game software business from 55 titles in fiscal 1999 to 120 titles in fiscal 2004. We have also decreased the volatility of our net revenues by entering the sports club business, which we believe will provide a more stable base of revenue.

Intellectual Property Licensing

One means we use to increase the likelihood that our products will succeed is licensing the right to utilize ideas and images from popular culture, such as comic book characters, sports and entertainment personalities and high visibility events. Thus, to some extent our revenues are dependent on successful identification and acquisition of rights to popular ideas and images. We have steadily increased the number of intellectual property licenses we hold from 13 licenses for 26 products in fiscal 1999 to 94 licenses for 154 products in fiscal 2004.

These licenses typically require a guarantee of minimum future royalties. We may experience losses if sales based on licensed intellectual property do not produce sufficient revenues to cover our royalties expenses. In addition, games that are based on licensed ideas have lower margins than games that we develop independently.

In recent years, the entertainment industry has seen an acceleration in crossovers with other industries such as toys, films, music, comics, publishing and communications. When we are able to use intellectual property licenses in multiple segments, we are able to produce higher revenues. For example, our Yu-Gi-Oh! card game originated from the popular Yu-Gi-Oh! comic in a prominent Japanese weekly magazine. Following our “media-mix strategy”, we made good use of the license for the game, making substantial sales of our Yu-Gi-Oh! card game for our Toy & Hobby segment and as a video game for our Computer & Video Games segment.

Seasonal Fluctuations

Many of our products are in the greatest demand in December and January, particularly at the end and beginning of the year and, to a lesser extent, in August (summer vacation) and in March (spring vacation), in decreasing order. These months correspond to the periods of children’s school holidays, and it is customary in Japan to buy toys as Christmas and New Year presents in December and January. However, our earnings may not necessarily reflect the seasonal patterns of the industry as a whole as a result of increased sales due to the occurrence of special events such as the Olympic Games, World Cup Soccer Tournament or the release of “hit” titles.

Investments and Acquisitions

In the last four years we have sought growth and diversification through investments and acquisitions in sectors that promise increased revenue stability and increased revenue growth. In particular, we have made investments in video game software development companies for our Computer & Video Games segment and we have acquired new consolidated subsidiaries for our Health & Fitness and Gaming segments. These investments and acquisitions have made substantial changes in the composition of our assets, in particular increasing the amount of goodwill and intangibles in our consolidated balance sheet for fiscal 2001 and fiscal 2002.

We made the following investments in equity method affiliates in fiscal 2001 and fiscal 2002:

•	acquisition of 23.0% of the common stock of TAKARA Co., Ltd.;

•	acquisition of 45.5% of the common stock of HUDSON SOFT CO., LTD.; and

•	acquisition of 37.2% of the common stock of Genki Co., Ltd.

Our investments allow us to develop closer ties with companies doing business in areas that we consider growth areas for our business, including sales of Toy & Hobby products and mobile and on-line video game software. Because these companies are equity method affiliates, our financial results are affected by our pro rata share of their net income or losses. As a result of our fiscal 2003 year-end annual examination of these investments, we recognized a net-of-tax impairment charge of ¥2,438 million with respect to the investment in HUDSON SOFT CO., LTD., due to a significant decline in its share value in the market. For fiscal 2004, our income statement included ¥252 million in equity in net income of affiliated companies.

We spent an aggregate of ¥76,664 million on the following acquisitions of consolidated subsidiaries in the last four fiscal years:

Toy & Hobby:

•	Acquisition of 77.8% of the common stock of Konami Träumer, Inc., formerly known as Trämer, Inc., in April 2003.

Gaming:

•	acquisition of 100% of the common stock of Paradigm Gaming Systems, Inc. in August 2001; and

•	acquisition of 100% of the common stock of Konami Australia Pty Ltd in October 2001.

Health & Fitness:

•	acquisition of 54.6% of the common stock of Konami Sports Corporation, formerly known as People Co., Ltd. in February 2001;

•	acquisition of 100% of the common stock of Konami Sports Plaza, Inc., formerly known as Nissan Sports Plaza, Inc., in June 2001;

•	acquisition of 82.2% of the common stock of Konami Olympic Sports Club, Inc., formerly known as Daiei Olympic Sports Club, Inc., in February 2002; and

•	acquisition of 100% of the common stock of Konami Athletics Inc., formerly known as Nissay Athletics Company, in March 2003.

In connection with our acquisition of majority ownership of new consolidated subsidiaries in fiscal 2001 through 2004, we recognized an aggregate amount of goodwill of ¥39,359 million and acquired an aggregate amount of intangibles of ¥64,809 million, mostly related to the trademarks and other intangible property associated with our sports club business. Our acquisition related goodwill and other intangible assets were originally amortized over various periods. However, a recent change in U.S. GAAP means that such amortization for goodwill and indefinite lived intangibles ceased beginning on April 1, 2002 and that the remaining balances will be tested for impairment at least on an annual basis. Following the impairment review for fiscal 2003, we recognized impairment losses of ¥47,599 million with respect to our investment in Konami Sports Corporation. Approximately ¥36,717 million of this impairment related to the write-off of goodwill and the remaining ¥10,882 million related to the impairment of identifiable intangible assets such as trademarks and franchise contracts. This impairment was recognized as a component of our operating loss during fiscal 2003. For further information regarding this impairment, see “Critical Accounting Policies—Valuation of Intangible Assets and Goodwill” on page 45. Intangibles with finite lives will continue to be amortized.

Foreign Currency Fluctuations

An increasing portion of our business is conducted in currencies other than yen — most significantly, U.S. dollars, as we increase our sales overseas. Our business is thus becoming sensitive to fluctuations in foreign currency exchange rates, especially the yen-U.S. dollar exchange rate. Our consolidated financial statements are increasingly becoming subject to both translation risk and transaction risk. Translation risk arises from the fact that our foreign subsidiaries have different functional currencies than we do. Changes in the value of the Japanese yen relative to the functional currencies of these subsidiaries create translation gains and losses on our equity investments in foreign subsidiaries which are recorded as foreign currency translation adjustments on our consolidated statements of shareholders’ equity and accumulated other comprehensive income until we dispose of, liquidate or take an impairment charge with respect to, the relevant subsidiaries.

Transaction risk arises when the currency structure of our costs and liabilities deviates from the currency structure of our sales proceeds and assets. A substantial portion of our overseas sales are made in U.S. dollars and Euros. Our sales denominated in U.S. dollars are, to a significant extent, offset by U.S. dollar denominated costs. Transaction risk remains for products sold in U.S. dollars to the extent that we must purchase parts for our products from Japan, the costs for which are denominated in yen.

We use foreign exchange forward contracts to manage foreign exchange exposure associated with short-term movements in exchange rates applicable to our payables commitments and receivables that we expect to pay or receive in foreign currencies. Changes in the fair values of our foreign exchange forward contracts are recognized as gains or losses on derivative instruments in our income statement. For a more detailed discussion of these instruments, you should read Note 17 to our consolidated financial statements included in this annual report.

Factors Affecting Results of Business Segments

In addition to the factors affecting our combined results of operations through several segments, there are other factors that affect the results of each of our segments independently. The factors affecting results in each of our business segments are as follows:

Computer & Video Games

Net Revenues. We develop, publish and distribute video game software for home-use, handheld video game consoles, game content for mobile phones and, software or content for personal computers and on-line games. We refer to this segment as our “Computer & Video Games” segment. Our video game software is sold mainly in the form of DVD-ROMs or proprietary discs for home video game platforms such as Sony PlayStation 2, Nintendo GameCube and Microsoft Xbox and ROM-cartridges for handheld video game platforms such as the Game Boy Advance.

In fiscal 2004, net revenues from the Computer & Video Games segment, including intersegment revenues, were ¥92,520 million, accounting for 33.8% of consolidated net revenues excluding intersegment revenues. This was derived primarily from strong sales of soccer titles such as WORLD SOCCER WINNING ELEVEN 7 and WORLD SOCCER WINNING ELEVEN 7 INTERNATIONAL for PlayStation 2 in Japan and Pro Evolution Soccer 3 for PlayStation 2 in Europe. In North America and Europe, we achieved strong sales of Yu-Gi-Oh! titles, reflecting a synergy effect of the popularity of the Yu-Gi-Oh! Trading Card Game and the Yu-Gi-Oh! cartoon on television. In North America, the Yu-Gi-Oh! series, including Yu-Gi-Oh! Worldwide Edition: Stairway to the Destined Duel and Yu-Gi-Oh! The Sacred Cards for Game Boy Advance, recorded sales of 2.45 million copies, and in Europe, the Yu-Gi-Oh! series, including Yu-Gi-Oh! Worldwide Edition: Stairway to the Destined Duel for Game Boy Advance and Yu-Gi-Oh! THE DUELISTS OF THE ROSES for PlayStation 2, recorded sales of 2.24 million copies. As a result, the operating margin for the Computer & Video Games segment, including intersegment revenues, for fiscal 2004 was 17.4%.

Our sales of video game software are strongly influenced by our ability to develop or acquire popular game content. See “—Factors Affecting Combined Results of Operations – Factors Affecting Combined Results of Operations – Hit Products, Intellectual Property Licensing.” Sales of video game software are significantly affected by sales volumes of video game consoles. The potential market for a software product designed for a particular video game system is determined by the total number of such video game consoles purchased by consumers, a number which is sometimes referred to as the “installed base” of such video game consoles. When new hardware systems are introduced, we may experience a temporary decline in net sales attributable to video game software until we are able to produce one or more hit products that utilize the increased capabilities of the new hardware.

The home video game industry is characterized by rapid technological changes, which have resulted in successive introductions of increasingly advanced game consoles. As a result of the rapid technological shifts, no single game console has achieved long-term dominance in the home video game and computer games market. To correspond to these rapid shift in video game hardware technology, it is necessary for us to continually anticipate game console cycles, time our product pipeline so that we do not publish games for hardware that is no longer popular, and develop software programming tools necessary for emerging hardware systems.

Expenses. A majority of our software titles are developed by our development subsidiaries. Costs and expenses that we incur in the development of new video game software titles are expensed as research and development fees until such games reach technological feasibility, at which point we begin to capitalize the expenses. We expense capitalized costs to cost of revenues upon commercial release of the resulting game, as the commercial life of our consumer software is of short duration.

The rapid technological advances in game consoles have significantly changed the software development process. The process of developing software for the new 128-bit consoles is extremely complex and we expect the process to possibly become even more complex and expensive with the advent of more powerful future game consoles. According to our estimates, it currently takes between 6 and 24 months to develop a new title and the average development cost per title is generally between ¥100 million and ¥700 million, though the cost of our most technically complex titles may exceed ¥1,000 million.

Our cost of revenues for video game software also includes the costs of licenses from contents licensors. While some of our contents licenses include prepaid or guaranteed royalties, most of the royalties we pay are on a sales basis. We amortize the cost of prepaid royalties based on the number the associated products sold. We evaluate the future recoverability of any prepaid royalties and capitalized software costs on a regular basis based on actual title performance. We expense as part of product development costs those capitalized costs that we deem unrecoverable.

Toy & Hobby

Net Revenues. In fiscal 2004, net revenues from the Toy & Hobby segment, including intersegment revenues, were ¥57,468 million, accounting for 21.0% of consolidated net revenues. This was derived primarily from robust sales of our popular Yu-Gi-Oh! trading card game series in North America and Europe. The operating margin for the Toy & Hobby segment, including intersegment revenues, for fiscal 2004 was 34.1%.

Net revenues for the Toy & Hobby segment are affected principally by our ability to identify and acquire the rights to popular comic book and television characters and apply them to creative games, as well as the population of children, timing of product introductions, competition within the market, product life cycles and general economic trends.

Our Toy & Hobby segment generates revenues principally from the sales of card games. As the extraordinary popularity of the Yu-Gi-Oh! official card game in the Japanese market has subsided, approximately 70% of our Toy & Hobby revenues were derived from sales of the Yu-Gi-Oh! trading card games in North America and Europe in fiscal 2004. We believe that sales of card games in these markets are principally affected by the popularity of the contents from comic or television cartoon, the timing of product introduction reflecting, for example, the television broadcasting schedule and other competitive products. In the European markets, sales are also affected by the recognition of card games in the toy market as card games are relatively new in Europe on the contrary to the United States where card game market existed already. We have been globally standardizing the cards through events such as Yu-Gi-Oh! World Championship in order to raise international recognition of and promote the Yu-Gi-Oh! card game.

The toy industry in Japan where our Toy & Hobby segment operates is holding firm without any sharp decline in demand, despite a declining birth rate, children growing out of toys at younger ages due to earlier maturity, falling disposable incomes due to the sluggish economy, and increases in spending for other entertainment purposes. The main reasons are that expenditure per child is increasing and toys targeting adults are stimulating demand, in step with the aging of society. Accordingly, we are diversifying the range of our products for the Japanese market, especially boy’s toy products, in order to balance our business portfolio and improve attractiveness of our product lineups. For example, we introduced a variety of action figures and other toys for boys using characters appeared in a popular SFX superhero TV program, The Gransazers, which were well received by the market. Also, for the first time, we are participating in the production of animated contents, a new robot hero animation television program, Get Ride! AMDRIVER, and developing boy’s toys products based on the contents at the same time.

Expenses. Our Toy & Hobby segment has been a comparatively high margin segment because the costs of producing some of the goods marketed by the segment are comparatively low. In particular, card games have historically shown a higher margin than other toy products due to their relatively low manufacturing expenses. Costs include raw material costs, manufacturing outsourcing, licensing, research and development and administrative costs. Furthermore, because the Toy & Hobby products are typically based on previously developed intellectual property, research and development costs for the segment are comparatively low.

Amusement

Net Revenues. In fiscal 2004, net revenues from the Amusement segment, including intersegment revenues, were ¥35,427 million, accounting for 13.0% of consolidated net revenues excluding intersegment revenues. Segment revenues were derived primarily from sales of popular video arcade games such as MAH-JONG FIGHT CLUB and QUIZ MAGIC ACADEMY and token-operated game machines such as Fantasic Fever and GI-TURFWILD as well as sales of LCD screen software for pachinko machines. The operating margin for the Amusement segment, including intersegment revenues, for fiscal 2004 was 33.3%.

Although arcade game sales had been declining since the appearance of advanced interactive entertainment products, such as sophisticated video game consoles and mobile phones which offered competing entertainment options that one could only play in an amusement arcade about twenty years ago, sales of the Japanese amusement arcade industry increased in fiscal 2004 due primarily to an increase in the number of large-scale amusement arcades within multi-purpose commercial facilities involving cinema complexes, shopping centers and other commercial facilities that attract customers, especially families and women.

The majority of revenues for the Amusement segment are derived from the sales of amusement arcade games and token-operated game machines. In particular, we continued to benefit from the favorable market acceptance of e-AMUSEMENT products for amusement arcades, such as the MAH-JONG FIGHT CLUB series, which are video games that allow players to compete directly with players in other arcade game locations via an on-line amusement connection. Revenues for the Amusement segment are affected by market acceptance, introduction of hit titles and general economic trends. We have found that we are able to elongate the life-cycle of our arcade games and increase our Amusement segment margins by creating new software packages for our existing arcade games in addition to creating new games.

We derive sustained revenues from our token-operated machines in Japan. We recorded ¥11 billion in sales of token-operated machines in fiscal 2004 due primarily to robust sales of Fantasic Fever and FORTUNE ORB, and believe that we are one of the leading companies in the Japanese token-operated game machine industry. As the arcade operations industry in Japan has been consolidating, with the number of amusement arcades declining and the average size of each arcade increasing, large-size token-operated game machines such as Fantasic Fever that attract customers and are well suited to large-scale amusement arcades are gaining popularity.

The Amusement segment also generates revenues from the sale of software for LCD units in pachinko games machines. Revenues from pachinko LCDs are affected by the maturation of the market, consumer preference, regulatory standards, supply-demand balance of liquid crystal display units, competition within the market, product life cycles and general economic trends. In recognition that all software have a finite life-cycle, pachinko parlors regularly replace legacy machines experiencing declining pay levels with new machines incorporating enhanced entertainment value and improved player appeal generally every two months to one year. We recorded a decline in sales of LCD units in fiscal 2004, due primarily to our inability to introduce new products matching changing customers’ needs in a timely manner.

Also, the pachinko machine market has shown a slight decline due to the overall effects of recession in the past several years. The pachinko industry still remains highly regulated which restricts rapid development of our operations. All pachinko manufacturers in Japan are required to get approval from The Security Electronics and Communications Technology Association, supervised by National Police Agency, in order to engage in sales activities. The manufacturers of pachinko machines must also register with The Japan Crime Prevention Association. Licensing requirements can delay the development and release of new pachinko machine products. Changes in rules or regulations governing pachinko machines may adversely affect our sales of software for LCD units.

Expenses. Expenses for our Amusement segment are largely related to cost of parts and raw materials, particularly with respect to pachinko LCDs, which are sometimes scarce and priced accordingly, manufacturing costs and research and development expenses. As for amusement arcade games and token operated games, we incur more limited cost of parts and raw materials and therefore have higher margins when we provide new game software contents for existing machines rather than selling new machines. We are currently working on further improving margins in our Amusement segment through the introduction of less expensive Internet-linked amusement arcade games “e-AMUSEMENT” and other measures to decrease production costs.

Gaming

Net Revenues. In fiscal 2004, net revenues from the Gaming segment, including intersegment revenues, were ¥10,947 million, accounting for 4.0% of consolidated net revenues excluding intersegment revenues. The main revenue source for the Gaming segment is the sale of video slot machines and software contents in Australia and North America. Revenues for the Gaming segment are affected by the timing of product introductions, timing of regulatory approvals in various markets, ability to penetrate into foreign casino markets, number of casino players, casino gaming regulations in each market, our production capacity, competition within the market, normal product life cycles and general economic trends.

Our sales of casino gaming machines are conducted overseas, primarily in North America and in Australia. Casinos are authorized to operate in more than 130 countries and the number of countries authorizing casinos has been increasing each year according to the Tokyo Metropolitan Government, Bureau of Industrial and Labor Affairs. We believe that the world-wide sales (including leasing and others) of casino gaming machines for the year 2005 will be over ¥300 billion and the market will grow continuously.

Konami Australia Pty Ltd, which has licenses for sales and manufacturing of gaming machines in all Australian states, marketed casino gaming machines, including our main product Egyptagon. Although the dominance of the largest player in the Australian gaming markets has made it difficult for us to become a market leader quickly, we have made substantial in-roads and believe we are one of the largest sellers of gaming machines in the Australian market. However, we believe the Australian gaming market is mature and has been leveling off, due in part to regulations limiting the maximum number of gaming machines allowed in each state, so we do not expect our sales of gaming machines in Australia to expand substantially in the future unless there is a major change in the nature or regulation of the market.

In North America, the largest casino gaming machines market in the world, we held licenses to manufacture and sell casino gaming machines in 22 states as of March 31, 2004. We participated in the world’s largest gaming show held in Las Vegas in September 2003 with 17 product titles, thereby showing that we improved our line-up of gaming machines both in quantity and quality.

In contrast with Australia, we believe demand for casino gaming machines in North America has been increasing. Also, our application for license in New Jersey, one of the largest casino markets in North America, is currently being processed and, if we succeed in obtaining a New Jersey license, we expect to further expand our share in the market. In order to meet increasing demand, we are building a new gaming machine factory in Las Vegas, which is expected to double our current production capacity and is scheduled to commence its operation by the end of fiscal 2005.

Expenses. Expenses in our Gaming segment are largely related to cost of parts and raw materials, manufacturing costs and research and development expenses. In recent years, we have attempted to decrease our cost of revenues for our Gaming segment by acquiring parts and producing our machines sold abroad in the markets in which they are sold, thereby reducing shipping costs and foreign exchange risks.

Health & Fitness

Net Revenues. We are the largest sports club operator in Japan based on the Leisure Paper issued by JAPAN PRODUCTIVITY CENTER FOR SOCIO-ECONOMIC DEVELOPMENT. We also design, manufacture and sell fitness-related games and exercise machines. As of March 31, 2004, we operated 208 sports clubs that collectively served approximately 844,000 members. Our Health & Fitness segment had ¥78,899 million in net revenues, including intersegment revenues, in fiscal 2004.

The majority of our Health & Fitness revenues come from membership fees. Our membership fee structure generally includes virtually no initial membership fee. We do not have financing plans for new members. A lack of financing plans and the fact that almost all of our members pay their monthly dues by credit card mean that we have a comparatively low risk of losses from uncollectible receivables.

Our sports clubs also collect additional revenues from ancillary sales and services, sales of consumables including meals in our in-club restaurants and nutritional products in our in-club stores, and fees for services such as jazzercise and other fitness classes, massage, fitness counseling, diet programs and personal trainers.

Although we have not achieved expected growth due to unfavorable market conditions, we expect to continue to increase revenues through club and membership growth. We currently serve many, but not all, of the major cities in Japan. We plan to extend our reach into new geographic markets until we cover all of Japan. We believe that we are well positioned, being twice as large as the second largest operator according to the Leisure Paper, to identify opportunities to selectively acquire existing operators and facilities at attractive prices due to our dominant position in a fragmented market. During fiscal 2004, we increased the aggregate number of sports clubs we directly operate by four clubs.

Actions were taken to create a more powerful brand. To cement our position as No. 1 brand in the sports club industry, we unified our collection of brands, including eg-zas and People, into a single brand: Konami Sports Club, thereby strengthening brand recognition and providing more sophisticated facility services, as part of our continuous efforts to improve the retention rate of current customers. Improving the retention rate of customers of existing clubs is one of our major objectives as revenue growth of existing clubs is lower than newly opened clubs. In a move to improve customer convenience, we introduced new services and products such as a personal trainer system where an instructor with specialized knowledge provides individualized lessons for each customer. Finally, we launched the first official i-mode (internet enabled cellular phone) site in the fitness industry, which provides various club facility information and health related information.

Also, we focus more on improving the quality of our services than on reducing our prices in order to compete efficiently. For example, we offer value-added services such as spa and massage in our sports clubs for extra charges. Also, we offer events and tours such as Honolulu Marathon tours and ski tours in which our members can participate. As a result of such efforts, the average amount spent per customer increased in fiscal 2004.

Our Health & Fitness segment develops fitness-oriented games to consumers and fitness machines with entertainment quality mainly for our Konami Sports fitness clubs. As of March 31, 2004, we have developed four Health & Fitness machines under EZ series brand and these machines are now introduced in our Konami Sports fitness clubs. We also have several new machines in various stages of the development pipeline.

In fiscal 2004, our fitness-related game and fitness equipment business launched Diet Channel, a fitness game software that enables dieting while enjoying exercising at home.

In fiscal 2003, our fitness-related games and exercise machines business released new home fitness products such as MARTIAL BEAT II, which is a popular martial arts fitness action game that uses video game software and can measure physical strength, and Aerobics Revolution, which allows players to enjoy realistic aerobics activity at home.

Expenses. Operating expenses for our Health & Fitness segment include, for our sports club business, leases for facilities, salaries for trainers and other club employees, costs of fitness machines and other equipment, utilities charges, marketing expenses, costs for maintaining the facilities and depreciation. Upon opening a new sports club, we often experience an initial period of club operating losses for the first 12 months, but this period can vary substantially depending on the individual club. Initial membership levels tend not to generate sufficient revenue for the club to generate positive earnings in its first full year of operation and substantially lower margins in its second full year of operations than a mature club. However, because most of our expenses are fixed, operating margins tend to improve with respect to each club as membership increases. Expenses for our fitness-related games and exercise machines business are largely related to cost of parts and raw materials, manufacturing costs and research and development expenses.

In fiscal 2003, we had substantial additional operating expenses in our Health & Fitness segment because we recognized impairment losses of ¥47,599 million with respect to our investment in Konami Sports Corporation. Under U.S. GAAP, impairment loss is treated as an operating expense. Approximately ¥36,717 million of this impairment related to the write-off of goodwill and the remaining ¥10,882 million related to identifiable intangible assets such as trademarks and franchise contracts. These impairment losses were attributed to the fact that the growth of this segment did not meet our expectations as a result of negative trends in general economic conditions in Japan. In fiscal 2004, we did not recognize any impairment losses.

Results of Operations

The table below shows selected items from our consolidated statements of income for the periods indicated:

	Millions of Yen			Thousands of U.S. Dollars
Year ended March 31,	2002	2003	2004	2004
NET REVENUES:
Product sales revenue	¥165,154	¥178,766	¥196,136	$1,855,767
Service revenue	60,426	74,891	77,276	731,157

Total net revenues	225,580	253,657	273,412	2,586,924

COSTS AND EXPENSES:
Costs of products sold	104,192	112,364	115,229	1,090,255
Costs of services rendered	50,459	62,515	63,953	605,100
Impairment charge for goodwill and other intangible assets	—	47,599	—	—
Selling, general and administrative	52,842	53,049	53,517	506,358

Total costs and expenses	207,493	275,527	232,699	2,201,713

Operating income (loss)	18,087	(21,870)	40,713	385,211

OTHER INCOME (EXPENSES):
Interest income	244	373	488	4,617
Interest expense	(767)	(938)	(865)	(8,184)
Gain on sale of subsidiary shares	4,655	904	—	—
Other, net	459	(565)	(229)	(2,166)

Other income (expenses), net	4,591	(226)	(606)	(5,733)

INCOME (LOSS) BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	22,678	(22,096)	40,107	379,478
INCOME TAXES:
Current	17,276	14,912	18,686	176,800
Deferred	(5,609)	(8,726)	(651)	(6,159)

Total	11,667	6,186	18,035	170,641
INCOME (LOSS) BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	11,011	(28,282)	22,072	208,837
MINORITY INTEREST IN INCOME (LOSS) OF CONSOLIDATED SUBSIDIARIES	364	(1,051)	2,220	21,004
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	755	(1,288)	252	2,384

NET INCOME (LOSS)	¥11,402	¥(28,519)	¥20,104	$190,217

Comparison of Fiscal 2004 with Fiscal 2003

Net Revenues

Net revenues increased ¥19,755 million, or 7.8%, to ¥273,412 million in fiscal 2004 from ¥253,657 million in fiscal 2003 due primarily to increases in the sales of each segment, especially robust sales of the Yu-Gi-Oh card games in Europe and North America that recorded sales of ¥49.5 billion, continuous popularity of soccer game titles and the Yu-Gi-Oh! game titles that recorded worldwide sales of 4.6 million and 5.01 million copies, respectively, in the Computer & Video Games segment, and solid sales of our main casino gaming machines in North America.

Cost of Revenues

Cost of revenues increased ¥4,303 million, or 2.5%, to ¥179,182 million in fiscal 2004 from ¥174,879 million in fiscal 2003 due primarily to an increase in revenues, despite a decrease in cost of revenues for our amusement arcade game machines through strengthening our products line-up.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased ¥468 million, or 0.9%, to ¥53,517 million in fiscal 2004 from ¥53,049 million in fiscal 2003. The increase in expenses was due primarily to a ¥1,673 million increase in advertising expenses.

Operating Income (Loss)

As a result of the foregoing, our operating income (loss) increased ¥62,583 million to ¥40,713 million in fiscal 2004 from ¥(21,870) million in fiscal 2003. As a percentage of net revenues, operating income increased 23.5% to 14.9% in fiscal 2004 from (8.6)% in fiscal 2003.

Other Income (Expenses), net

Other expenses, net increased ¥380 million to ¥606 million in fiscal 2004 from ¥226 million in fiscal 2003 due primarily to no gain from sales of subsidiaries shares in fiscal 2004 compared to ¥904 million in fiscal 2003.

Income (Loss) Before Income Taxes, Minority Interest and Equity in Net Income (Loss) of Affiliated Companies

As a result of the foregoing, our income (loss) before income taxes, minority interest and equity in net income (loss) of affiliated companies increased ¥62,203 million to ¥40,107 million in fiscal 2004 from ¥(22,096) million in fiscal 2003.

Income Taxes

Income taxes increased by ¥11,849 million, or 191.5%, to ¥18,035 million in fiscal 2004 from ¥6,186 million in fiscal 2003. This increase in income taxes was due to an increase in the income before income taxes reflecting the recognition of an impairment charge for goodwill in 2003. As a result, the effective tax rate increased by 73.0% to 45.0% in fiscal 2004 from (28.0%) in fiscal 2003.

Minority Interest in Income (Loss) of Consolidated Subsidiaries

Minority interest in income (loss) of consolidated subsidiaries increased ¥3,271 million to ¥2,220 million in fiscal 2004 from ¥(1,051) million in fiscal 2003 due primarily to a ¥2,632 million minority interest in the impairment charge related to goodwill and identifiable intangible assets incurred by Konami Sports Corporation in fiscal 2003, which more than offset an overall increase in income of our consolidated subsidiaries.

Equity in Net Income (Loss) of Affiliated Companies

Equity in net income (loss) of affiliated companies increased ¥1,540 million to ¥252 million in fiscal 2004 from ¥(1,288) million in fiscal 2003 due primarily to a ¥2,438 million other-than-temporary decline in the value of our investment in Hudson Soft Co., Ltd in fiscal 2003.

Net Income (Loss)

As a result of the foregoing, our net income (loss) increased ¥48,623 million to ¥20,104 million in fiscal 2004 from ¥ (28,519) million in fiscal 2003.

Comparison of Fiscal 2003 with Fiscal 2002

Net Revenues

Net revenues increased ¥28,077 million, or 12.4%, to ¥253,657 million in fiscal 2003 from ¥225,580 million in fiscal 2002 due primarily to robust sales of our Yu-Gi-Oh! Trading Card Game in North America and the addition of a full year of revenues from a subsidiary that operates sports club businesses, Konami Olympic Sports Club, which was acquired in February 2002, and subsequently merged into Konami Sports Corporation in October 2002.

Cost of Revenues

Cost of revenues increased ¥20,228 million, or 13.1%, to ¥174,879 million in fiscal 2003 from ¥154,651 million in fiscal 2002, mirroring the rise in sales, and the inclusion of a full year of cost of revenues from Konami Olympic Sports Club.

Impairment Charge for Goodwill and Other Intangible Assets

An impairment charge of ¥47,599 million for goodwill and other intangible assets was recorded in fiscal 2003 as a result of a significant decline in the value of goodwill and other intangible assets relating to our sports club business. These impairment losses were attributed to the fact that the growth of this business did not meet our expectations as a result of negative trends in general economic conditions in Japan.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased ¥207 million, or 0.4%, to ¥53,049 million in fiscal 2003 from ¥52,842 million in fiscal 2002. The increase in expenses was due primarily to the inclusion of a full year of such expenses incurred by the sports club business of Konami Olympic Sports Club and a ¥3,311 million increase in advertising expenses. However, the increase in such expenses was mostly offset by a ¥3,948 million decrease in bad debt expense and a ¥3,532 million decrease in amortization of goodwill and identifiable intangible assets due to the adoption of SFAS No. 142, which ended the amortization of goodwill and indefinite lived intangible assets.

Operating Income (Loss)

As a result of the foregoing, our operating income (loss) decreased ¥39,957 million to ¥(21,870) million in fiscal 2003 from ¥18,087 million in fiscal 2002. As a percentage of net revenues, operating income decreased 16.6% to (8.6)% in fiscal 2003 from 8.0% in fiscal 2002.

Other Income (Expenses), net

Other income (expenses), net decreased ¥4,817 million to ¥(226) million in fiscal 2003 from ¥4,591 million in fiscal 2002 due primarily to a ¥3,751 million decrease in gains on the sale of subsidiary shares. The decrease in gains resulted from the fact that we had a ¥3,526 million gain in connection with an initial public offering by Konami Computer Entertainment Japan, Inc. and a ¥1,129 million gain in connection with the sale of shares of Konami Computer Entertainment Tokyo, Inc. in the market during fiscal 2002, while we did not sell any shares of any of our public subsidiaries during fiscal 2003.

Income (Loss) Before Income Taxes, Minority Interest and Equity in Net Income (Loss) of Affiliated Companies

As a result of the foregoing, our income (loss) before income taxes, minority interest and equity in net income (loss) of affiliated companies decreased ¥44,774 million to ¥(22,096) million in fiscal 2003 from ¥22,678 million in fiscal 2002.

Income Taxes

Income taxes decreased by ¥5,481 million, or 47.0%, to ¥6,186 million in fiscal 2003 from ¥11,667 million in fiscal 2002. This decrease in income taxes was primarily due to a decrease in the effective income tax rate. The effective tax rate decreased by 79.5% to (28.0%) in fiscal 2003 from 51.5% in fiscal 2002. This 79.5% decrease in the effective tax rate was attributable to the recognition of an impairment charge for goodwill, which provides no tax benefit. As a result, the effective tax rate was significantly different from the statutory tax rate of 42.0%.

Minority Interest in Income (Loss) of Consolidated Subsidiaries

Minority interest in income (loss) of consolidated subsidiaries decreased ¥1,415 million to ¥(1,051) million in fiscal 2003 from ¥364 million in fiscal 2002 due primarily to a ¥2,632 million minority interest in the impairment charge related to goodwill and identifiable intangible assets incurred by Konami Sports Corporation, which more than offset an overall increase in income of consolidated subsidiaries.

Equity in Net Income (Loss) of Affiliated Companies

Equity in net income (loss) of affiliated companies decreased ¥2,043 million to ¥(1,288) million in fiscal 2003 from ¥755 million in fiscal 2002 due primarily to a ¥2,438 million other-than-temporary decline in the value of our investment in Hudson Soft Co., Ltd.

Net Income (Loss)

As a result of the foregoing, our net income (loss) decreased ¥39,921 million to ¥(28,519) million in fiscal 2003 from ¥11,402 million in fiscal 2002.

Segment Information

Based on the applicable criteria set forth in Statement of Financial Accounting Standards No. 131, ”Disclosures about Segments of an Enterprise and Related Information” or SFAS No. 131, we have five reportable operating segments for which separate financial information is available and reported in our consolidated financial statements. Our chief operating decision maker regularly evaluates this data in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets. As required by SFAS No. 131, we present our business segment information in the accompanying consolidated financial statements as it is presented in reports to our management, derived from our U.S. GAAP financial statements.

Effective the second quarter ended September 30, 2003, Other segment is combined with Corporate and Eliminations. In accordance with this change, results for the year ended March 31, 2002 and 2003 have been reclassified to conform to the presentation of the year ended March 31, 2004.

During fiscal 2003, we renamed each of our business segments in order to clarify the operations of each segment. Former “Consumer Software” became “Computer & Video Games” former “Health and Fitness” became “Exercise Entertainment” former “Character Products” became “Toy & Hobby” former “Amusement Content” became “Amusement” and former “Gaming Content” became “Gaming”. In fiscal 2004, we again renamed the “Exercise Entertainment” segment, returning to the old name “Health & Fitness”.

In May 2002, Konami sold its amusement facility operation business, which was a part of the Other segment, to a third-party purchaser.

In the fourth quarter of fiscal 2003, Konami transferred its fitness-related games and fitness machines business from the Amusement segment to the Health & Fitness segment and its token-operated game machine business from the Gaming segment to the Amusement segment. In accordance with these changes, results for fiscal 2002 have been reclassified to conform to the presentation for fiscal 2003 and 2004.

The following tables present net revenues, both including and excluding intersegment revenues, operating expenses and operating income (loss) for fiscal 2002, 2003 and 2004, by segment, which are the primary measures used by our chief operating decision makers to measure our operating results and to measure segment profitability and performance. The year-to-year comparisons following the tables discuss comparisons of net revenues, including intersegment revenues, operating expenses and operating income (loss) for each year.

	(Millions of Yen)
Year Ended March 31, 2002	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
Net revenue:
Customers	¥88,762	¥25,213	¥36,649	¥3,063	¥65,619	¥6,274	¥225,580
Intersegment	1,367	388	1,269	—	31	(3,055)	—

Total	90,129	25,601	37,918	3,063	65,650	3,219	225,580
Operating expenses	71,777	18,400	29,318	5,789	70,273	11,936	207,493

Operating income (loss)	¥18,352	¥7,201	¥8,600	¥(2,726)	¥(4,623)	¥(8,717)	¥18,087

	(Millions of Yen)
Year Ended March 31, 2003	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
Net revenue:
Customers	¥85,891	¥45,887	¥33,105	¥8,215	¥78,437	¥2,122	¥253,657
Intersegment	1,585	61	1,200	—	88	(2,934)	—

Total	87,476	45,948	34,305	8,215	78,525	(812)	253,657
Operating expenses	73,489	29,319	27,035	8,384	127,937	9,363	275,527

Operating income (loss)	¥13,987	¥16,629	¥7,270	¥(169)	¥(49,412)	¥(10,175)	¥(21,870)

	(Millions of Yen)
Year Ended March 31, 2004	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
Net revenue:
Customers	¥90,105	¥57,335	¥34,547	¥10,947	¥78,875	¥1,603	¥273,412
Intersegment	2,415	133	880	—	24	(3,452)	—

Total	92,520	57,468	35,427	10,947	78,899	(1,849)	273,412
Operating expenses	76,436	37,889	23,630	10,255	76,127	8,362	232,699

Operating income (loss)	¥16,084	¥19,579	¥11,797	¥692	¥2,772	¥(10,211)	¥40,713

	(Thousands of U.S. Dollars)
Year Ended March 31, 2004	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
Net revenue:
Customers	$852,540	$542,483	$326,871	$103,577	$746,286	$15,167	$2,586,924
Intersegment	22,850	1,259	8,326	—	227	(32,662)	—

Total	875,390	543,742	335,197	103,577	746,513	(17,495)	2,586,924
Operating expenses	723,209	358,493	223,578	97,029	720,286	79,118	2,201,713

Operating income (loss)	$152,181	$185,249	$111,619	$6,548	$26,227	$(96,613)	$385,211

Comparison of Fiscal 2004 with Fiscal 2003

Computer & Video Games

Net revenues of our Computer & Video Games segment increased ¥5,044 million, or 5.8%, to ¥92,520 million in fiscal 2004 from ¥87,476 million in fiscal 2003 due primarily to an increase in sales of soccer titles in Japan and Europe and favorable sales of the Yu-Gi-Oh! series overseas. Soccer titles, including WORLD SOCCER WINNING ELEVEN 7 and WORLD SOCCER WINNING ELEVEN 7 INTERNATIONAL for PlayStation 2 in Japan and Pro Evolution Soccer 3 for PlayStation 2 in Europe, recorded sales of 4.6 million copies worldwide, including Asia and North America. Also the Yu-Gi-Oh! titles, including Yu-Gi-Oh! The Sacred Cards for Game Boy Advance and The Falsebound Kingdom for Game Cube, recorded total sales of 2.45 million copies in North America. In Europe, the Yu-Gi-Oh! titles, including Yu-Gi-Oh! The Sacred Cards and Yu-Gi-Oh! Worldwide Edition: Stairway to the Destined Duel, recorded total sales of 2.24 million copies. Worldwide sales of the Yu-Gi-Oh! titles, including Japan and Asia, amounted to 5.01 million copies. In addition, TEENAGE MUTANT NINJA TURTLES gained popularity as a result of synergy with broadcast of television cartoons mainly in the United States and the title for PlayStation 2, Game Cube, Xbox, Game Boy Advance and PC recorded total sales of 1.48 million copies worldwide. As a result, we recorded an increase in sales to 24.7 million copies in fiscal 2004, including 21.6 million copies of our titles and 3.1 million copies of titles from other third party companies, from 23.7 million copies in fiscal 2003, including 21.0 million copies of our titles and 2.7 million copies of titles from other third party companies.

Operating expenses increased ¥2,947 million, or 4.0%, to ¥76,436 million in fiscal 2004 from ¥73,489 million in fiscal 2003. Such increase includes a ¥1,893 million increase in cost of revenues and a ¥1,054 million increase in selling, general and administrative costs including advertising costs relating to the Yu-Gi-Oh! titles.

Operating income increased ¥2,097 million, or 15.0%, to ¥16,084 million in fiscal 2004 from ¥13,987 million in fiscal 2003, reflecting the fact that both revenues and costs increased.

Toy & Hobby

Net revenues of our Toy & Hobby segment increased ¥11,520 million, or 25.1%, to ¥57,468 million in fiscal 2004 from ¥45,948 million in fiscal 2003. This increase was due primarily to an increase in sales of the Yu-Gi-Oh! trading card games in Europe to ¥14,000 million from ¥500 million in the previous year. We commenced sales of the Yu-Gi-Oh! trading card game in the U.K. in December 2002, in France in March 2003 and in Germany, Italy and other European countries during fiscal 2004. Sales of the Yu-Gi-Oh! trading card game in Europe increased substantially from the beginning of fiscal 2004 until the Christmas season, reflecting the popularity of the Yu-Gi-Oh! cartoon broadcasted on television and the Yu-Gi-Oh! game software. We also recorded ¥26,000 million and ¥9,500 million sales of the Yu-Gi-Oh! card game in North America and in Asia including Japan, respectively. As a result, worldwide sales of the Yu-Gi-Oh! card game increased to ¥49,500 million in fiscal 2004 from ¥38,000 million in fiscal 2003. We also recorded solid sales of The Gransazers series, toys using characters appeared in popular television SFX The Gransazers.

Operating expenses increased ¥8,570 million, or 29.2%, to ¥37,889 million in fiscal 2004 from ¥29,319 million in fiscal 2003. The increase consists primarily of an increase in cost of revenues of ¥6,215 million due mainly to an increase in cost of revenues for the Yu-Gi-Oh! trading card games and an increase in selling, general and administrative costs due mainly to an increase in advertising costs in North America and Europe.

Operating income increased ¥2,950 million, or 17.7%, to ¥19,579 million in fiscal 2004 from ¥16,629 million in fiscal 2003, reflecting the fact that revenues increased more than costs.

Amusement

Net revenues of our Amusement segment increased ¥1,122 million, or 3.3%, to ¥35,427 million in fiscal 2004 from ¥34,305 million in fiscal 2003. This increase was due primarily to the increase in sales of token-operated games to ¥11,000 million in fiscal 2004 from ¥7,400 million in fiscal 2003, resulting from the introduction of our new large-sized token-operated machines in a timely manner that are suitable for large-scale amusement arcades that attract customers. Sales of token-operated games include GI-WINNING SIRE and GI-TURFWILD, which have a realistic “right there in the midst of it” feel, and Fantasic Fever and FORTUNE ORB, large-sized “penny-falls” game machines popular for their entertaining stage effects. Also, sales of video game products recorded ¥18,400 million in fiscal 2004 due primarily to the favorable market acceptance of “e-AMUSEMENT” products for amusement arcades such as the MAH-JONG FIGHT CLUB series and the expansion of the line-up of music simulation games such as pop’n music, GUITARFREAKS and drummania and gun shooting games such as the WARTRAN TROOPERS. On the other hand, sales of pachinko LCD units decreased to ¥6,000 million in fiscal 2004 from ¥7,200 million in fiscal 2003, resulting from our inability to introduce new products meeting rapidly changing market needs in a timely manner.

Operating expenses decreased ¥3,405 million, or 12.6%, to ¥23,630 million in fiscal 2004 from ¥27,035 million in fiscal 2003.

Operating income increased ¥4,527 million, or 62.3%, to ¥11,797 million in fiscal 2004 from ¥7,270 million in fiscal 2003, reflecting a decrease in the rate of cost for amusement arcade games to 52.8% in fiscal 2004 from 63.6% in fiscal 2003 reflecting an increase in production, which lowerd unit costs.

Gaming

Net revenues of our Gaming segment increased ¥2,732 million, or 33.3%, to ¥10,947 million in fiscal 2004 from ¥8,215 million in fiscal 2003. This increase was due primarily to an increase in revenues from sales of casino gaming machines by our U.S. subsidiary, Konami Gaming, Inc., with robust sales of our main products, Mariachi Madness and Solstice Gold. Although sales of casino gaming machines through our Australian subsidiary, Konami Australia Pty Ltd decreased slightly in fiscal 2004, sales were maintained with our main product Egyptagon, while the Australian market has been leveling off.

Operating expenses increased ¥1,871 million, or 22.3%, to ¥10,255 million in fiscal 2004 from ¥8,384 million in fiscal 2003 due primarily to an increase in revenues.

Operating income was ¥692 million in fiscal 2004, an increase of ¥861 million from operating loss of ¥169 million in fiscal 2003, reflecting that revenues increased more than costs.

Health & Fitness

Net revenues of our Health & Fitness segment increased ¥374 million, or 0.5%, to ¥78,899 million in fiscal 2004 from ¥78,525 million in fiscal 2003. This increase was due primarily to the increase of membership fees per member by improving the quality of our services and offering a wide range of health-related value-added services.

Operating expenses decreased ¥51,810 million, or 40.5%, to ¥76,127 million in fiscal 2004 from ¥127,937 million in fiscal 2003 due primarily to a charge taken in connection with the impairment of goodwill and other intangible assets relating to this segment of ¥47,599 million in fiscal 2003 and a decrease in the amortization of membership lists to ¥339 million in fiscal 2004 from ¥2,533 million in fiscal 2003.

Operating income was ¥2,772 million in fiscal 2004, an increase of ¥52,184 million from operating loss of ¥49,412 million in fiscal 2003.

Comparison of Fiscal 2003 with Fiscal 2002

Computer & Video Games

Net revenues of our Computer & Video Games segment decreased ¥2,653 million, or 2.9%, to ¥87,476 million in fiscal 2003 from ¥90,129 million in fiscal 2002, despite a record year in terms of the number of copies sold. This decrease was due primarily to a shift in our product mix from products with higher unit prices such as the METAL GEAR SOLID 2: SONS OF LIBERTY game for PlayStation 2, which recorded sales of more than five million copies worldwide in fiscal 2002, to products with lower unit prices and an increase in unit sales to North America, which generated less revenues than a similar increase in the number of copies sold in Japan would have, due to different market conditions. WORLD SOCCER WINNING ELEVEN 6 and Pro Evolution Soccer 2 for PlayStation 2 each recorded over one million sales in Japan and Europe, respectively, reflecting worldwide popularity of soccer. Also, the Yu-Gi-Oh! titles including Yu-Gi-Oh! THE ETERNAL DUELIST SOUL for Game Boy Advance, Yu-Gi-Oh! FORBIDDEN MEMORIES for PlayStation and Yu-Gi-Oh! Dark Duel Stories for Game Boy Color, recorded total sales of 4.6 million copies in North America. As a result, we recorded an increase in sales to 23.7 million copies in fiscal 2003, including 21.0 million copies of our titles and 2.7 million copies of titles from other third party companies, from 22.8 million copies in fiscal 2002, including 20.3 million copies of our titles and 2.5 million copies of titles from other third party companies.

Operating expenses increased ¥1,712 million, or 2.4%, to ¥73,489 million in fiscal 2003 from ¥71,777 million in fiscal 2002. Such increase includes a ¥269 million decrease in cost of revenues and a ¥1,981 million increase in selling, general and administrative costs including advertising costs relating to the Yu-Gi-Oh! titles.

Operating income decreased ¥4,365 million, or 23.8%, to ¥13,987 million in fiscal 2003 from ¥18,352 million in fiscal 2002, reflecting the fact that revenues decreased while costs increased.

Toy & Hobby

Net revenues of our Toy & Hobby segment increased ¥20,347 million, or 79.5%, to ¥45,948 million in fiscal 2003 from ¥25,601 million in fiscal 2002. This increase was due primarily to an increase in sales of the Yu-Gi-Oh! trading card game series in North America to ¥24,000 million in fiscal 2003 from ¥300 million in fiscal 2002. Since its release in North America in March 2002, sales of the Yu-Gi-Oh! trading card game series grew dramatically from summer vacation until the Christmas season, reflecting the popularity of the Yu-Gi-Oh! children’s cartoon on television and the Yu-Gi-Oh! video game series. A new series of the Yu-Gi-Oh! official card game also maintained high levels of sales in Japan and other Asian countries of ¥13,500 million. As a result, worldwide total sales of Yu-Gi-Oh! card games were ¥38,000 million in fiscal 2003, increased from ¥19,200 million in fiscal 2002. We also recorded stable sales in MICROiR series products.

Operating expenses increased ¥10,919 million, or 59.3%, to ¥29,319 million in fiscal 2003 from ¥18,400 million in fiscal 2002. The increase consists primarily of an increase in cost of revenues of ¥9,124 million due mainly to an increase in cost of revenues for the Yu-Gi-Oh! trading card games and an increase in selling, general and administrative costs due mainly to an increase in advertising costs in North America.

Operating income increased ¥9,428 million, or 130.9%, to ¥16,629 million in fiscal 2003 from ¥7,201 million in fiscal 2002, reflecting the fact that revenues increased more than costs.

Amusement

Net revenues of our Amusement segment decreased ¥3,613 million, or 9.5%, to ¥34,305 million in fiscal 2003 from ¥37,918 million in fiscal 2002. This decrease was due primarily to the decline in sales of pachinko LCD units to ¥7,200 million in fiscal 2003 from ¥15,400 million in fiscal 2002, resulting from our inability to introduce new products meeting rapidly changing market needs in a timely manner. On the other hand, sales of amusement arcade game products increased to ¥17,900 million in fiscal 2003 from ¥11,800 million in fiscal 2002, reflecting the favorable market acceptance of e-AMUSEMENT products for amusement arcades such as the MAH-JONG FIGHT CLUB series and the expansion of the line-up of simulation games that can be played by more than one person such as WORLDCOMBAT, a gun shooting game, as well as music simulation games such as pop’n music, GUITARFREAKS and drummania. Token-operated products also contributed ¥7,400 million to revenues for fiscal 2003. Token-operated game sales were led by the continuously popular GI-WINNING SIRE and GI-TURFWILD, the latest large-scale token-operated horse racing games in the GI series, which have a realistic “right there in the midst of it” feel, FORTUNE ORB, a large-sized “penny-falls” game machine popular for its entertaining stage effects and OVALARENA, a new large-scale token-operated bingo game machine with a player match-up function.

Operating expenses decreased ¥2,283 million, or 7.8%, to ¥27,035 million in fiscal 2003 from ¥29,318 million in fiscal 2002 due primarily to the decrease in cost of revenues and selling, general and administrative expenses accompanying the decrease in revenues.

Operating income decreased ¥1,330 million, or 15.5%, to ¥7,270 million in fiscal 2003 from ¥8,600 million in fiscal 2002, reflecting the fact that revenue decreased more quickly than costs.

Gaming

Net revenues of our Gaming segment increased ¥5,152 million, or 168.2%, to ¥8,215 million in fiscal 2003 from ¥3,063 million in fiscal 2002. This increase was due primarily to an increase in revenues from sales of casino gaming machines by our Australian subsidiary, Konami Australia Pty Ltd, reflecting both growth in sales by Konami Australia Pty Ltd and an additional six months of revenues from Konami Australia Pty Ltd in fiscal 2003, since it was acquired in October 2001. Revenue growth also reflects an increase in sales of casino gaming machines through our U.S. subsidiary, Konami Gaming, Inc.

Operating expenses increased ¥2,595 million, or 44.8%, to ¥8,384 million in fiscal 2003 from ¥5,789 million in fiscal 2002 due primarily to an increase in revenues and the fact that we recognized only six months of operating expenses of Konami Australia Pty Ltd. in fiscal 2002.

Operating loss decreased ¥2,557 million to ¥169 million in fiscal 2003 from ¥2,726 million in fiscal 2002, reflecting the fact that revenues increased more than costs.

Health & Fitness

Net revenues of our Health & Fitness segment increased ¥12,875 million, or 19.6%, to ¥78,525 million in fiscal 2003 from ¥65,650 million in fiscal 2002. This increase was due primarily to the expansion of our network of sports clubs by acquiring our competitors, the opening of 16 new sports clubs and entering into new franchise relationships, and the addition of a full year of revenues from Konami Olympic Sports Club Corporation, which was acquired in February 2002 and subsequently merged into Konami Sports Corporation in October 2002. In addition, we added five new directly-managed club facilities by the acquisition of all of the outstanding shares of Konami Athletics Inc. in March 2003.

Operating expenses increased ¥57,664 million, or 82.1%, to ¥127,937 million in fiscal 2003 from ¥70,273 million in fiscal 2002 due primarily to a charge taken in connection with the impairment of goodwill and other intangible assets relating to this segment of ¥47,599 million, the inclusion of a full year of operating expenses incurred by Konami Olympic Sports Club Corporation and costs of opening 16 new sports clubs.

Operating loss increased ¥44,789 million to ¥49,412 million in fiscal 2003 from ¥4,623 million in fiscal 2002, reflecting the impairment of goodwill and other intangible assets.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make assumptions and estimates about expected future cash flows and other matters that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Note 1 of the notes to our consolidated financial statements includes a summary of the significant accounting policies used in the preparation of our consolidated financial statements. We consider some of our significant accounting policies to be critical to our reported results because they require our management to make complex judgments in making assumptions and estimates about the effects of matters that are inherently uncertain and therefore subject to change. Changes in such assumptions and estimates could have a material effect on the amounts reported in our financial statements. We believe that among our significant accounting policies, the following policies may involve a higher degree of judgment or complexity.

Acquisitions

In the past three fiscal years, we have made a number of business acquisitions, which have been accounted for using the purchase method of accounting. The purchase method requires that the net assets—tangible and identifiable intangible assets less liabilities—of the acquired company be recorded at fair value, with the difference between the cost of an acquired company and the fair value of the acquired net assets recorded as goodwill. Application of the purchase method requires us to make complex judgments about the allocation of the purchase price to the fair value of the net assets we acquired, and estimated useful lives of such assets.

With respect to intangible assets acquired in the course of our acquisitions, we have estimated the useful lives of various intangible assets based on our internal expertise as well as assistance from independent valuation experts. We determined that our acquired intangible assets related to trademarks, franchise contracts and gaming licenses have an indefinite useful life. Our intangible assets related to membership lists, existing technology and customer relationships are estimated to have useful lives of two to five years.

Valuation of Intangible Assets and Goodwill

As of April 1, 2002, we adopted Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, we are required to perform an initial impairment test of our indefinite-lived intangible assets and goodwill at the transition and an annual impairment test thereafter. We also assess the impairment of intangible assets and goodwill whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

•	significant negative industry or economic trends;

•	significant decline in the stock price of the acquired entity for a sustained period; and

•	market capitalization of the acquired entity relative to its net book value.

When we determine that the carrying amount of intangible assets and goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we evaluate the carrying amount of the assets based on their fair value. If the fair value is less than the carrying amount of the assets, we record an impairment loss based on the difference between the carrying amount and the fair value of the assets.

We evaluated the recoverability of goodwill on our books under SFAS No. 142 at its adoption on April 1, 2002 and again in the fourth quarter of fiscal 2003. In both instances, we engaged an independent appraiser to assist us in our determination of the fair values of our reporting units. In its determination of the fair values, the appraiser primarily utilized a discounted cash flow analysis as well as other valuation approaches including the stock price and market capitalization of the acquired entity and asset and liability structure of the reporting units. Significant assumptions used in this analysis included: (i) expected future revenue growth rates, profit margins and working capital levels of the reporting units; (ii) a discount rate; and (iii) a terminal value multiples. The revenue growth rates, profit margins and working capital levels of the reporting units were based on our expectation of future results. In evaluating the recoverability of other intangible assets which were allocated to the reporting units, we primarily utilized a discounted cash flow analysis as well as other applicable valuation approaches, and if applicable, independent valuations.

At the adoption of SFAS No. 142 on April 1, 2002, we completed our transitional impairment assessment for goodwill and other intangible assets based on their fair value. Based on our assessment of the circumstances, considering the independent appraiser’s findings, we concluded that there was no impairment in the carrying value of our goodwill and intangible assets with an indefinite life.

In the fourth quarter of fiscal 2003, however, using the same methodologies and again considering the independent appraiser’s findings, we determined that the fair value of our Health & Fitness segment was lower than the carrying value. As a result of the subsequent reassessment of fair values of goodwill and other intangible assets which were allocated to the segment, an aggregate non-cash impairment charge of ¥47,599 million was recognized for these intangible assets as a component of operating loss for fiscal 2003. The impairment charge consisted of ¥36,717 million for goodwill and ¥10,882 million for trademarks. These impairment losses were attributed to the segment’s failure to meet previous growth expectations as a result of a significant slow-down in the growth rate of the industry in which it operated as well as negative trends in general economic conditions in Japan that accelerated in the later half of fiscal 2003.

If our expectations of future operating results change, or if there are changes to other assumptions, the estimate of the fair value of our identifiable intangible assets could change significantly. Such a change could result in additional impairment charges in future periods, which could have a significant impact on our consolidated financial statements.

Software Development

We utilize our internal development teams to develop our software. We account for software development costs in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed”. We capitalize software development costs once technological feasibility is established and such costs are determined to be recoverable against future revenues. We expense software development costs incurred prior to technological feasibility to research and development. We evaluate the technological feasibility of our software in development on a product-by-product basis, based on our historical experience, whether the software is closely related to previously marketed software or uses existing technology, and other factors. For products where proven game engine technology exists, technological feasibility may occur early in the development cycle. Our technological feasibility decisions affect the timing of our recognition of the costs associated with developing our products.

Revenue Recognition

We derive revenue from primarily two sources: (i) product revenue, which includes packaged game software and other products, game machines and related equipment and components; and (ii) membership fee revenue from sports club members.

Our revenue recognition criteria are as follows:

Persuasive Evidence of an Arrangement.

For our product sales, it is our customary practice to have a written contract, which is signed by both the customer and us, or a purchase order or amendment to the written contract from those customers that have previously negotiated a standard purchase agreement.

For our sports clubs, members are required to sign a standard monthly membership agreement upon admission, which is automatically renewed unless the member provides an advance notice of his or her intention to cancel prior to the tenth day of the month at the end of which the membership will terminate.

Delivery Has Occurred.

Our packaged game software and other products are physically delivered to our customers, with standard transfer terms. Also, our game machines and related equipment are physically delivered to our customers as a fully-assembled, ready to be installed unit. Our arrangements generally include acceptance clauses. Acceptance occurs upon the earlier of receipt of a written customer acceptance immediately after delivery or expiration of the acceptance period, which is generally seven days from the delivery date. Accordingly, we recognize revenue from our product sales upon delivery and acceptance. Generally, we do not permit exchanges or accept returns of unsold merchandise except in the case of obvious defects. In certain limited circumstances we may allow returns or provide price protection, for which we estimate the related allowances based upon our management’s evaluation of our historical experience, the nature of the software titles and other factors. These estimates are deducted from gross sales.

Revenue from sports club membership is derived primarily from monthly membership fees from club members. Revenue for those fees is recognized as monthly charges are made to the members’ accounts in advance, at the end of each month, with respect to the following month’s membership. This policy requires us to defer the membership fee revenue for one month. Initial membership fee revenue is deferred and recognized over the estimated period of the related membership. Currently, however, the amount of such initial fees is not significant.

The Price Is Fixed or Determinable.

The price our customers pay for our products is negotiated at the outset of an arrangement, and is generally determined by the specific volume of product to be delivered. Therefore, the prices are considered to be fixed or determinable at the start of the arrangement. Our membership fee for sports clubs is fixed at the time of admission of the member.

Collection Is Probable.

Probability of collection is assessed on a customer-by-customer basis. We typically sell to customers with whom we have a history of successful collection. New customers are subjected to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay. For our sports clubs, the collectibility of membership fees is always assured as we charge members’ accounts one-month in advance.

Capital Expenditures

Our capital expenditures amounted to ¥20,681 million, ¥17,919 million and ¥11,562 million during fiscal 2002, 2003 and 2004, respectively. During fiscal 2002, our capital expenditures consisted mainly of purchases and leases of computer and other product development equipment in the amount of ¥9,615 million. During fiscal 2003, our capital expenditures consisted mainly of the acquisition of Konami Super Campus for ¥3,010 million and funds for the opening and repair of sports clubs in the amount of ¥4,638 million. During fiscal 2004, our capital expenditures consisted mainly of funds for the opening and repair of sports clubs in the amount of ¥2,073 million and developments of in-house software in the amount of ¥1,239 million. We expect our capital expenditures for fiscal 2005 to be approximately ¥15,000 million which will relate to purchases and leases of computer, other product development equipment and the opening and repair of sports clubs.

B. Liquidity and Capital Resources

Our principal needs for cash are: fees for manufacturing and royalty payments to video game hardware manufacturers who produce our game software; payments to content licensors; purchase of parts and raw materials; selling, general and administrative expenses such as research and development expenses; payments for the acquisition of companies targeted under our acquisitions strategy; employees’ salaries, wages and other payroll costs; lease payments for sports club facilities; debt service requirements; expenditures to renovate and maintain our properties; payments of dividends to our shareholders; and taxes.

Our principal needs for cash for fiscal 2005 include cash used for ordinary operations of our business. In addition, we consider potential opportunities to expand our current business or enter new areas of business from time to time. Generally, our sources of funds include available cash reserves, cash provided by our current and future operating activities, borrowings from banks and other financial institutions and issuance of debt securities. We believe that available cash reserves and expected cash from operations and future borrowings or issuance of debt capital will provide sufficient financial resources to meet our currently anticipated capital and other expenditure requirements. There are no material contractual or legal restrictions on the ability of our subsidiaries to transfer funds to us in the form of dividends (assuming that they have sufficient distributable net assets or retained earnings as provided under the local law of the relevant jurisdiction), loans or advances. There are no material economic restrictions on payments of dividends, loans or advances to us by our subsidiaries other than general withholding or other taxes calculated at rates determined by the local tax law of the relevant jurisdiction (ordinarily 20% in the case of dividend payments by our Japanese subsidiaries and 10% (or, in certain circumstances, 15%) in the case of dividend payments and 10% in the case of interest payments by our U.S. subsidiaries).

Cash Flows

The following table sets forth certain information about our cash flows during fiscal 2002, 2003 and 2004:

	Millions of Yen			Thousands of U. S. Dollars
Fiscal year ended March 31,	2002	2003	2004	2004
Net cash provided by operating activities	¥11,119	¥27,711	¥34,326	$324,780
Net cash used in investing activities	(16,024)	(12,242)	(7,001)	(66,241)
Net cash provided by (used in) financing activities	12,613	(16,443)	(14,141)	(133,797)

	7,708	(974)	13,184	124,742
Effect of exchange rate changes on cash and cash equivalents	667	466	(979)	(9,263)

Net increase (decrease) in cash and cash equivalents	8,375	(508)	12,205	115,479
Cash and cash equivalents at beginning of period	66,813	75,188	74,680	706,595

Cash and cash equivalents at end of period	¥75,188	¥74,680	¥86,885	$822,074

Comparison of Fiscal 2004 with Fiscal 2003

Net cash provided by operating activities increased ¥6,615 million, or 23.9%, to ¥34,326 million in fiscal 2004 from ¥27,711 million in fiscal 2003 due primarily to the recognition of net income of ¥20,104 million resulting from robust sales of the Yu-Gi-Oh! game software and the Yu-Gi-Oh! card games in North America and Europe in fiscal 2004 as opposed to the recognition of net loss of ¥28,519 million in fiscal 2003.

Net cash used in investing activities decreased ¥5,241 million, or 42.8%, to ¥7,001 million in fiscal 2004 from ¥12,242 million in fiscal 2003 due primarily to a decrease in costs for acquisition of tangible fixed assets to ¥6,962 million in fiscal 2004 from ¥13,015 million in fiscal 2003, due to ¥1,596 million of proceeds from sales of investments in marketable securities in fiscal 2004.

Net cash used in financing activities decreased ¥2,302 million, or 14.0%, to ¥14,141 million for fiscal 2004 from ¥16,443 million for fiscal 2003 due primarily to ¥2,459 million used for a share repurchase by us and our subsidiaries in fiscal 2004, decreased from ¥15,176 million in fiscal 2003, although long-term loans from banks increased by ¥5,549 million. We issued corporate bonds of ¥14,902 million in fiscal 2003, however, we issued no corporate bonds in fiscal 2004.

Comparison of Fiscal 2003 with Fiscal 2002

Net cash provided by operating activities increased ¥16,592 million, or 149.2%, to ¥27,711 million in fiscal 2003 from ¥11,119 million in fiscal 2002. During fiscal 2003, increased collection of payments on trade notes and accounts receivable, which had been at a high level at the end of fiscal 2002, contributed to the improvement of cash flows from operating activities by ¥8,510 million. Our operating cash flows were also improved by ¥4,413 million due to the fact that we used less cash to decrease trade notes and accounts payable as compared to fiscal 2002. In addition, there was a decrease in inventories in fiscal 2003, which contributed to the increase in net operating cash flows by ¥4,150 million since there had been an increase in inventories in fiscal 2002.

Net cash used in investing activities decreased ¥3,782 million, or 23.6%, to ¥12,242 million in fiscal 2003 from ¥16,024 million in fiscal 2002. Improvements in investing cash flows were, in part, due to the fact that we did not use cash for investments in affiliated companies during fiscal 2003 while we made such investments amounting to ¥8,115 million during fiscal 2002. A ¥1,790 million increase in proceeds from sales of property and equipment also contributed to the improvement of cash flows from investing activities in fiscal 2003. However, the decrease in cash used for investments was partly offset by a ¥7,262 million increase in capital expenditures, which was due mainly to active acquisition of property and equipment related to the Health & Fitness segment.

Net cash used in financing activities amounted to ¥16,443 million for fiscal 2003 while net cash of ¥12,613 million was provided by financing activities during fiscal 2002. This was due primarily to a ¥29,828 million decrease in proceeds from long-term debt. During fiscal 2003, we had ¥14,902 net proceeds from the issuance of bonds while we had ¥44,681 million of such debt issuance proceeds during fiscal 2002.

Long and Short-term Debt

Our debt includes both long-term debt and short-term borrowings. Our borrowing requirements have not been seasonal. Short-term borrowings consisted entirely of unsecured bank loans totaling ¥8,308 million as of March 31, 2003 and ¥2,585 million as of March 31, 2004. As of March 31, 2004, the non-current portion of our long-term debt consisted mainly of ¥60,000 million of unsecured bonds described in the following paragraphs. It also included ¥6,089 million of unsecured loans from banks, of which ¥1,177 million is the current portion. For information regarding the aggregate annual maturities of our long-term debt outstanding at March 31, 2004, please see the Contractual Obligations table below. We are able to borrow from financial institutions at local market-based interest rates, which in our case, is mostly market-based rates in Japan, however, approximately 2% of our total outstanding short-term debt, as of March 31, 2004 was denominated in Yuan and based on the local market-based interest rates of China. The interest rates of our long-term debt and short-term borrowings ranged from 0.55% to 5.04% during fiscal 2004. We plan to refinance repayment of our debt and borrowings due in one to three years by a combination of all or some of the following funding sources: available cash reserves; cash provided by our operations; borrowings from banks or other financial institutions; and issuance of debt securities. Also, we have already reserved a part of cash on hand from our favorable operating cash flows as redemption funds for ¥15,000 million of unsecured bonds due in September 2005.

During fiscal 2003, our consolidated subsidiary, Konami Sports Corporation, issued unsecured domestic bonds series 1, 2 and 3 due 2006, 2007 and 2008, respectively. Each series of the bonds was issued for ¥5,000 million to total an aggregate principal amount of ¥15,000 million. During fiscal 2002, we issued unsecured domestic bonds series 3, 4 and 5 due 2005, 2006, and 2007, respectively. Each series of the bonds was issued for ¥15,000 million to total an aggregate principal amount of ¥45,000 million. The interest rates of these bonds issued by Konami and Konami Sports Corporation range from 0.70% to 1.39%.

In fiscal 2000, we entered into a renewable credit line agreement to provide for borrowings of up to ¥12,000 million in order to increase our financing capabilities. The current line of credit expires on March 31, 2005. We had no outstanding borrowings under the revolving line of credit as of March 31, 2004. We also established a commercial paper program worth ¥10,000 million in fiscal 1996, for which there was no outstanding balance at March 31, 2004. Financing under the commercial paper program is available upon the satisfaction of certain procedural requirements which we believe may take us a few weeks to complete.

In connection with our purchases of certain products for distribution in North America and Europe, including Game Boy cartridges and GameCube discs, some of our suppliers require us to provide irrevocable letter of credit prior to accepting our purchase orders. As of March 31, 2004, we had outstanding letters of credit in the amount of ¥37,535,520, €986,608 and $139,824.

Derivative Transactions

We enter into foreign exchange forward contracts to manage foreign exchange exposure associated with short-term movements in exchange rates applicable to our payables commitments and receivables that we expect to pay or receive in foreign currencies. For a more detailed discussion of these instruments, please refer to Note 17 to our consolidated financial statements included in this annual report. We do not hold or issue derivatives for speculation purposes. Because the counterparties to those contracts are limited to major international financial institutions, we do not anticipate any material losses arising from credit risk. Our Finance Department executes and controls those contracts. Each contract and its results are to be periodically reported to an officer in charge of the department and the CFO.

We do not designate any derivative financial instruments as hedges and, as a result, they are to be recognized as either assets or liabilities at fair value and the corresponding gains and losses are to be recognized in earnings in the period of change.

C. Research and Development, Patents and Licenses, etc.

Our research and development activities consist primarily of developing amusement arcade games, video game software, gaming machines and Toy & Hobby products. Research and development expenses are charged to income as incurred. On a consolidated basis, we spent ¥861 million, ¥855 million and ¥1,382 million on research and development for fiscal 2002, 2003 and 2004, respectively.

D. Trend Information.

While our results of operations for fiscal 2005 remain subject to a number of uncertainties, we currently expect that our net revenues for fiscal 2005 will increase slightly and our operating income will decrease from the previous year. Although we expect that sales of our Yu-Gi-Oh! card game series, which has relatively higher margins than our other products, will decrease, we expect income from each segment to be more balanced, especially with increases in operating income from our Gaming and Health & Fitness segments, that turned profitable in fiscal 2004, and balanced business portfolio that we aim to build will be promoted steadily. We base our expectations on the following assumptions:

•	We expect an increase in revenues of our Computer & Video Games segment, reflecting robust sales of METAL GEAR SOLID 3:SNAKE EATER, the latest title of our METAL GEAR SOLID series, and strong sales of other titles for PlayStation 2, although sales of Yu-Gi-Oh! titles, which recorded 5.01 million copies in fiscal 2004, are expected to decrease.

•	We expect a decrease in our Toy & Hobby segment net revenues reflecting an expected decrease in sales of the Yu-Gi-Oh! card games which are difficult to predict due to the inherent hit products nature of the business. However, we expect the decline in Yu-Gi-Oh! card game sales to be offset in part by the introduction of a new product line-up of action figure toys for boys and other products.

•	We expect net revenues of our Amusement segment to be about the same level as fiscal 2004 reflecting the fact that the amusement market is currently leveling off, despite the popularity of our amusement games, token-operated games and LCD units.

•	We expect an increase in net revenues by our Gaming segment reflecting anticipated gains in sales of casino gaming machines in North America.

•	We expect an increase in sales by our Health & Fitness segment, reflecting an increase in the average amount spent by each customer, the retention rate of current customers and the number of members of newly opened clubs due to our continuous efforts to gain customer satisfaction by improving the quality of our services instead of providing price discounts, as well as the release of new health-related products including home fitness equipments.

The discussion above includes forward-looking statements that are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences: (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our health & fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies. Our actual results could vary significantly from these projections and could be influenced by a number of factors including our ability to generate new popular products, our ability to expand overseas, consumer spending patterns and other factors and risks.

E. Off-Balance Sheet Arrangements.

Not applicable

F. Tabular Disclosure of Contractual Obligations.

Contractual Obligations

The following table summarizes the contractual obligations and other commercial commitments that will affect our liquidity position for the next several years, as of March 31, 2004:

	(millions of yen)
	Total	Payments Due by Period
Contractual Obligations		Less than 1 year	1-3 years	4-5 years	After 5 years

Short-Term Debt	¥2,585	¥2,585	—	—	—
Unsecured Bank Loans	2,585	2,585	—	—	—
Long-Term Debt	66,089	1,177	¥37,927	¥26,189	¥796
Unsecured Bonds	60,000	—	35,000	25,000	—
Unsecured Bank Loans	6,089	1,177	2,927	1,189	796
Capital Lease Obligations	5,198	1,808	2,621	764	5
Operating Leases	36,812	2,486	4,906	4,214	25,206
Purchase Obligations	1,174	1,174	—	—	—

Total	¥111,858	¥9,230	¥45,454	¥31,167	¥26,007

Licenses. We have several on-going contractual commitments involving minimum future royalties payments. Under these agreements, we commit to provide specified payments to the intellectual property holders, such as professional sports organizations, based upon contractual arrangements. Assuming all contractual provisions are met, the total future minimum contract commitment for contracts in place as of March 31, 2004 is ¥498 million, substantially all of which has been prepaid and recorded as prepaid royalties and license fees.

Leases. We lease certain computer and other equipment under capital leases and non-cancelable operating leases. Total future minimum lease payments under capital lease arrangements were ¥5,198 million as of March 31, 2004. Minimum rental commitments under non-cancelable operating leases at March 31, 2004 were ¥36,812 million.

Purchase Obligations. We have obligations to purchase property, plant, equipment and other assets amounting to approximately ¥1,174 million as of March 31, 2004.

Consolidated Balance Sheets

KONAMI CORPORATION and Subsidiaries

March 31, 2003 and 2004

	Millions of Yen		Thousands of U.S. Dollars
	2003	2004	2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥74,680	¥86,885	$822,074
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥976 million and ¥709 million ($6,708 thousand) at March 31, 2003 and 2004, respectively	29,107	25,438	240,685
Inventories	13,359	17,821	168,616
Deferred income taxes, net	12,820	13,895	131,469
Prepaid expenses and other current assets	6,739	8,727	82,572

Total current assets	136,705	152,766	1,445,416

PROPERTY AND EQUIPMENT, net	46,284	46,700	441,858

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	189	124	1,173
Investments in affiliates	12,422	12,514	118,403
Identifiable intangible assets	46,503	45,984	435,084
Goodwill	125	464	4,390
Lease deposits	24,489	23,967	226,767
Other assets	11,533	11,978	113,332

Total investments and other assets	95,261	95,031	899,149

TOTAL ASSETS	¥278,250	¥294,497	$2,786,423

See accompanying notes to consolidated financial statements.

	Millions of Yen		Thousands of U.S. Dollars
	2003	2004	2004
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	¥8,308	¥2,585	$24,458
Current portion of long-term debt and capital lease obligations	1,815	2,900	27,439
Trade notes and accounts payable	18,684	15,998	151,367
Accrued income taxes	13,788	23,318	220,626
Accrued expenses	18,968	18,651	176,469
Deferred revenue	5,535	6,036	57,111
Other current liabilities	4,676	3,311	31,328

Total current liabilities	71,774	72,799	688,798
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	63,514	68,195	645,236
Accrued pension and severance costs	2,345	2,350	22,235
Deferred income taxes, net	18,854	19,195	181,616
Other long-term liabilities	2,502	2,420	22,897

Total long-term liabilities	87,215	92,160	871,984

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	28,855	27,409	259,333
COMMITMENTS AND CONTINGENCIES (Notes 12 and 21)	—	—	—

STOCKHOLDERS’ EQUITY:
Common stock, no par value—Authorized 450,000,000 shares; issued 128,737,566 shares at March 31, 2003 and 2004; outstanding 120,484,375 shares at March 31, 2003 and 120,483,252 shares at March 31, 2004	47,399	47,399	448,472
Additional paid-in capital	46,736	46,736	442,199
Legal reserve	2,163	—	—
Retained earnings	18,981	33,779	319,605
Accumulated other comprehensive income (loss)	790	(119)	(1,126)

Total	116,069	127,795	1,209,150
Treasury stock, at cost— 8,253,191 shares and 8,254,314 shares at March 31, 2003 and 2004, respectively	(25,663)	(25,666)	(242,842)

Total stockholders’ equity	90,406	102,129	966,308

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥278,250	¥294,497	$2,786,423

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

KONAMI CORPORATION and Subsidiaries

Years ended March 31, 2002, 2003 and 2004

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
NET REVENUES:
Product sales revenue	¥165,154	¥178,766	¥196,136	$1,855,767
Service revenue	60,426	74,891	77,276	731,157

Total net revenues	225,580	253,657	273,412	2,586,924

COSTS AND EXPENSES:
Costs of products sold	104,192	112,364	115,229	1,090,255
Costs of services rendered	50,459	62,515	63,953	605,100
Impairment charge for goodwill and other intangible assets	—	47,599	—	—
Selling, general and administrative	52,842	53,049	53,517	506,358

Total costs and expenses	207,493	275,527	232,699	2,201,713

Operating income (loss)	18,087	(21,870)	40,713	385,211

OTHER INCOME (EXPENSES):
Interest income	244	373	488	4,617
Interest expense	(767)	(938)	(865)	(8,184)
Gain on sale of subsidiary shares	4,655	904	—	—
Other, net	459	(565)	(229)	(2,166)

Other income (expenses), net	4,591	(226)	(606)	(5,733)

INCOME (LOSS) BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	22,678	(22,096)	40,107	379,478
INCOME TAXES:
Current	17,276	14,912	18,686	176,800
Deferred	(5,609)	(8,726)	(651)	(6,159)

Total	11,667	6,186	18,035	170,641
INCOME (LOSS) BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	11,011	(28,282)	22,072	208,837
MINORITY INTEREST IN INCOME (LOSS) OF CONSOLIDATED SUBSIDIARIES	364	(1,051)	2,220	21,004
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	755	(1,288)	252	2,384

NET INCOME (LOSS)	¥11,402	¥(28,519)	¥20,104	$190,217

	Yen			U.S. Dollars
	2002	2003	2004	2004
PER SHARE DATA:
Basic and diluted net income (loss) per share	¥89.32	¥(234.58)	¥166.86	$1.58

Weighted-average common shares outstanding	127,647,120	121,572,154	120,483,869	120,483,869

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders’ Equity

KONAMI CORPORATION and Subsidiaries

Years ended March 31, 2002, 2003 and 2004

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Comprehensive Income (Loss)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders’ Equity
Balance at March 31, 2001	¥47,399	¥46,736	¥1,770		¥49,220	¥26	¥—	¥145,151
Comprehensive income:
Net income				¥11,402	11,402			11,402

Cash dividends, ¥54.0 per share					(7,080)			(7,080)
Foreign currency translation adjustments				709				709
Net unrealized losses on available-for-sale securities				(189)				(189)

Other comprehensive income				520		520

Comprehensive income				¥11,922

Reissuance of treasury stock							3	3
Repurchase of treasury stock							(15,006)	(15,006)
Transfer from retained earnings			393		(393)			—

Balance at March 31, 2002	47,399	46,736	2,163		53,149	546	(15,003)	134,990
Comprehensive loss:
Net loss				¥(28,519)	(28,519)			(28,519)

Cash dividends, ¥46.0 per share					(5,649)			(5,649)
Foreign currency translation adjustments				85				85
Net unrealized gains on available-for-sale securities				159				159

Other comprehensive income				244		244

Comprehensive loss				¥(28,275)

Repurchase of treasury stock							(10,660)	(10,660)

Balance at March 31, 2003	47,399	46,736	2,163		18,981	790	(25,663)	90,406
Comprehensive income:
Net income				¥20,104	20,104			20,104

Cash dividends, ¥62.0 per share					(7,469)			(7,469)
Foreign currency translation adjustments				(1,108)				(1,108)
Net unrealized gains on available-for-sale securities				270				270
Minimum pension liability adjustment				(71)				(71)

Other comprehensive income				(909)		(909)

Comprehensive income				¥19,195

Repurchase of treasury stock							(3)	(3)
Transfer from legal reserve			(2,163)		2,163			—

Balance at March 31, 2004	¥47,399	¥46,736	¥—		¥33,779	¥(119)	¥(25,666)	¥102,129

	Thousands of U.S. Dollars
	Common Stock	Additional Paid-in Capital	Legal Reserve	Comprehensive Income (Loss)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at cost	Total Stockholders’ Equity
Balance at March 31, 2003	$448,472	$442,199	$20,466		$179,591	$7,475	$(242,814)	$855,389
Comprehensive income:
Net income				$190,217	190,217			190,217

Cash dividends, $0.59 per share					(70,669)			(70,669)
Foreign currency translation adjustments				(10,483)				(10,483)
Net unrealized gains on available-for-sale securities				2,554				2,554
Minimum pension liability adjustment				(672)				(672)

Other comprehensive income				(8,601)		(8,601)

Comprehensive income				$181,616

Repurchase of treasury stock							(28)	(28)
Transfer from legal reserve			(20,466)		20,466			—

Balance at March 31, 2004	$448,472	$442,199	$—		$319,605	$(1,126)	$(242,842)	$966,308

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

KONAMI CORPORATION and Subsidiaries

Years ended March 31, 2002, 2003 and 2004

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Cash flows from operating activities:
Net income (loss)	¥11,402	¥(28,519)	¥20,104	$190,217
Adjustments to reconcile net income (loss) to net cash provided by operating activities—
Depreciation and amortization	15,460	11,979	8,528	80,689
Impairment charge for goodwill and other intangible assets	—	47,599	—	—
Provision for doubtful receivables	4,189	429	(170)	(1,608)
Loss on sale or disposal of property and equipment, net	924	2,344	1,231	11,647
Gain on sale of marketable securities	(416)	(20)	(1,303)	(12,328)
Gain on sale of subsidiary shares	(4,655)	(904)	—	—
Equity in net (income) loss of affiliated companies	(755)	1,288	(252)	(2,384)
Minority interest	364	(1,051)	2,220	21,004
Deferred income taxes	(5,609)	(11,326)	(651)	(6,159)
Change in assets and liabilities, net of businesses acquired:
Decrease (increase) in trade notes and accounts receivable	(3,930)	4,580	3,033	28,697
Decrease (increase) in inventories	(1,594)	2,556	(4,791)	(45,331)
Decrease in trade notes and accounts payable	(5,934)	(1,521)	(1,724)	(16,312)
Increase (decrease) in accrued income taxes	(1,722)	394	9,456	89,469
Increase (decrease) in accrued expenses	2,305	(2,271)	(293)	(2,772)
Increase in deferred revenue	805	1,669	501	4,740
Other, net	285	485	(1,563)	(14,789)

Net cash provided by operating activities	11,119	27,711	34,326	324,780
Cash flows from investing activities:
Purchases of investments in affiliates	(8,115)	—	—	—
Purchases of investments in subsidiaries	—	(315)	—	—
Proceeds from sales of investments in subsidiaries	1,797	2,081	—	—
Capital expenditures	(8,095)	(15,357)	(8,788)	(83,149)
Proceeds from sales of property and equipment	444	2,234	281	2,659
Proceeds from sales of investments in marketable securities	559	241	1,596	15,101
Acquisition of new subsidiaries, net of cash acquired	692	(449)	(206)	(1,949)
Decrease in time deposits, net	90	516	63	596
Decrease (increase) in lease deposits, net	(1,877)	(306)	121	1,145
Other, net	(1,519)	(887)	(68)	(644)

Net cash used in investing activities	(16,024)	(12,242)	(7,001)	(66,241)
Cash flows from financing activities:
Net decrease in short-term borrowings	(1,108)	(2,448)	(5,789)	(54,773)
Proceeds from long-term debt	45,230	15,402	6,400	60,554
Repayments of long-term debt	(13,172)	(2,765)	(896)	(8,478)
Principal payments under capital lease obligations	(2,407)	(3,439)	(2,355)	(22,282)
Net proceeds from issuance of common stock by subsidiaries	7,035	—	—	—
Dividends paid	(7,652)	(6,324)	(8,970)	(84,871)
Purchases of treasury stock by parent company	(15,006)	(10,660)	(3)	(28)
Purchases of treasury stock by subsidiaries	(194)	(4,516)	(2,456)	(23,238)
Other, net	(113)	(1,693)	(72)	(681)

Net cash provided by (used in) financing activities	12,613	(16,443)	(14,141)	(133,797)
Effect of exchange rate changes on cash and cash equivalents	667	466	(979)	(9,263)
Net increase (decrease) in cash and cash equivalents	8,375	(508)	12,205	115,479
Cash and cash equivalents, beginning of year	66,813	75,188	74,680	706,595

Cash and cash equivalents, end of year	¥75,188	¥74,680	¥86,885	$822,074

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

KONAMI CORPORATION and Subsidiaries

1. Business and Organization, Basis of Presentation and Summary of Significant Accounting Policies

Business and Organization

KONAMI CORPORATION (the “Company”) was founded in 1969 and was incorporated under the laws of Japan in March 1973. The Company and its subsidiaries (collectively “Konami”) engage in production and sale of game software for home video game systems, game machines for installation in amusement arcades and other entertainment venues and other amusement-related products, and operation of health and fitness club facilities. The principal markets for Konami’s products are Japan, North America, Europe, Asia and Australia while all of its health and fitness club facility operation is in Japan.

Substantially all of Konami’s revenues from video game software have historically been derived from sales of software for use on proprietary game platforms developed and manufactured by other manufacturers. Konami may only publish its games for use on the manufacturers’ game platforms if it receives a platform license from them, which is generally for an initial term of several years and may be extended for additional one-year terms. If Konami cannot obtain licenses to develop video game software from manufacturers of popular game platforms or if any of its existing license agreements are terminated, it will not be able to release software for those platforms, which may have a negative impact on its results of operations and profitability. To date, Konami has always obtained extensions or new agreements with the platform manufacturers. These licenses include other provisions such as approval rights by the manufacturers of all products and related promotional materials which could have an effect on Konami’s costs and the timing of release of new game titles.

In the United States, Canada and Australia, the manufacture and distribution of Konami’s gaming machines are subject to numerous federal, state and local regulations. In addition, Konami may be subject to regulation as a gaming operator if it enters into lease participation agreements under which it shares in the revenues generated by gaming machines. These regulations are constantly changing and evolving, and may curtail gaming in various jurisdictions in the future, which would decrease the number of jurisdictions from which Konami can generate revenues. Konami and its key personnel are subject to an extensive investigation before each jurisdictional gaming license is issued. Also, Konami’s gaming machines are subjected to independent testing and evaluation prior to approval from each jurisdiction. Generally, regulatory authorities have broad discretion when granting, renewing or revoking these game approvals and licenses.

Basis of Accounting

The Company and its domestic subsidiaries maintain their books and records in conformity with accounting principles and practices generally accepted in Japan (“Japanese GAAP”), and its foreign subsidiaries in conformity with those of the country of their domicile. The consolidated financial statements presented herein have been prepared in a manner and reflect certain adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the year ended March 31, 2004.

Translation into U.S. Dollars

The accompanying consolidated financial statements are stated in Japanese yen, the functional currency of the country in which the Company is incorporated and principally operates. The U.S. dollar amounts included herein represent a translation using the mid price for telegraphic transfer of U.S. dollars for yen quoted by The Bank of Tokyo-Mitsubishi, Ltd. as of March 31, 2004 of ¥105.69 to $1 and are included solely for the convenience of the reader. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

Summary of Significant Accounting Policies

(a) Consolidation Policy

The accompanying consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” In December 2003, the FASB issued FIN 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FIN 46. Konami applied FIN 46R as of January 1, 2004. The Company evaluates potential nonvoting controlling interests in variable interest entities and consolidates entities for which the Company is determined to be the primary beneficiary. The implementation of FIN 46R did not have a significant effect on Konami’s consolidated financial statements.

(b) Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with an initial maturity of three months or less.

(c) Marketable Securities

Konami classifies its debt and equity securities into one of three categories: trading, available-for-sale, or held-to-maturity securities. Trading securities are bought and held primarily for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which Konami has the ability and intent to hold them until maturity. All securities not included in trading or held-to-maturity categories are classified as available-for-sale. Trading and available-for-sale securities whose fair values are readily determinable are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from sale of available-for-sale securities are determined based on the average cost method. A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend income is recognized when earned. As of March 31, 2003 and 2004, all equity securities held by Konami are classified as available-for-sale.

On a continuous basis, but no less frequently than at the end of each semi-annual period, Konami evaluates the cost basis of an available-for-sale security for possible other than temporary impairment. Factors considered in assessing whether an indication of other than temporary impairment exists include: the degree of change in ratio of market prices per share to book value per share at date of evaluation compared to that at date of acquisition, the financial condition and prospects of each investee company, industry conditions in which the investee company operates, the fair value of an available-for-sale security relative to the cost basis of the investment, the period of time the fair value of an available-for-sale security has been below the cost basis of the investment and other relevant factors.

Konami evaluates the cost basis of a held-to-maturity security for possible other than temporary impairment by taking into consideration the financial condition, business prospects and credit worthiness of the issuer. The published credit ratings of investee companies that are “BB” or lower are considered an indication of other than temporary impairment.

Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

(d) Investments in Affiliates

For those investments in affiliates in which the Company’s voting interest is between 20% and 50% and it has the ability to exercise significant influence over the affiliate’s operations, the equity method of accounting is used. Under this method, the investment originally recorded at cost is adjusted to recognize the Company’s share of the net earnings or losses of the affiliates. All significant intercompany profits from these affiliates have been eliminated.

Investments in non-marketable equity securities in which the Company’s ownership is less than 20% are carried at cost. On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates the carrying amount of its ownership interests in investee companies for possible impairment. Factors considered in assessing whether an indication of other than temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate. A decline in the value of a non-marketable equity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

(e) Inventories

Inventories, consisting of merchandise for resale, finished products, work-in-process, raw materials and supplies, are stated at the lower of cost or market. Cost is determined by the first-in, first-out method for merchandise, by the specific identification method for software products, and by the average method for others.

(f) Property and Equipment

Property and equipment are carried at cost. Depreciation is computed on the declining-balance method using estimated useful lives ranging from 2 to 60 years for buildings and structures and from 2 to 20 years for tools, furniture and fixtures. Equipment under capital leases is stated at the lower of the present value of minimum lease payments or the fair value of the leased equipment at the inception of the lease and is amortized on a straight-line basis over either the lease term or estimated useful life of the asset, which ranged from 3 to 8 years.

Ordinary maintenance and repairs are expensed as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in operating income or expenses.

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recorded as a liability and measured at fair value when those obligations are incurred if an estimate of fair value is possible. When a company initially recognizes a liability for an asset retirement obligation, it must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Konami adopted SFAS No. 143 on April 1, 2003 and the adoption did not have a material effect on the results of operations and financial position.

(g) Software for Internal Use

Under the provisions of Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, “ Konami has capitalized costs associated with software systems for internal use, that have reached the application stage and meet recoverability tests as capitalized computer software in the accompanying consolidated balance sheets. Such capitalized costs primarily include external direct costs utilized in developing or obtaining the applications. Capitalization of such costs ceases at the point in which the project is substantially complete and ready for its intended use, and the costs capitalized are amortized on a straight-line basis over the estimated useful life of each application, ranging from 2 to 5 years. Konami expenses costs incurred during the preliminary project stage which include costs for making strategic decisions about the project, and determining performance and system requirements. Konami also expenses costs incurred for internal-use software in the post-implementation stage such as training and maintenance costs.

(h) Goodwill and Other Intangible Assets

Goodwill represents the difference between the cost of acquired companies and amounts allocated to the estimated fair value of their net assets. Identifiable intangible assets represent intangible assets related to trademarks, membership lists, gaming licenses, existing technology, customer relationships and franchise contracts acquired in connection with acquisitions of subsidiaries.

In June 2001, the FASB issued SFAS No. 141, “Business Combinations, “ which supersedes Accounting Principles Board Opinion (“APB”) No. 16. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method of accounting. In addition, SFAS No. 141 establishes criteria for the recognition of intangible assets separately from goodwill. Konami adopted SFAS No. 141 on June 30, 2001 and the adoption did not have a material effect on Konami’s results of operations, financial position or cash flows.

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”. Under SFAS No. 142, goodwill and other intangible assets with an indefinite life are no longer subject to amortization over their useful lives, but are subject to assessments for impairment at least annually based on their fair value using a two-step process. The first step requires identification of reporting units and determination of the fair value for each individual reporting unit. The fair value of each reporting unit is then compared to the reporting unit’s carrying amount. To the extent a reporting unit’s carrying amount exceeded its fair value, the second step of the impairment test is performed by comparison of the implied fair value of the reporting unit’s goodwill, determined by allocating the reporting unit’s fair value to all of its assets and liabilities, to its carrying amount. If the implied fair value of a reporting unit’s goodwill is less than its carrying amount, an impairment loss would be recorded. Konami performs its annual impairment test at the end of each year.

Goodwill and indefinite-lived intangible assets acquired after June 30, 2001 are subject immediately to the non-amortization provisions of SFAS No. 142 while those acquired prior to June 30, 2001 were not subject to the provisions until SFAS No. 142 was fully adopted by Konami on April 1, 2002.

Prior to the adoption of SFAS No. 142, the recoverability of goodwill was assessed according to SFAS No. 121.

Goodwill acquired prior to June 30, 2001 was amortized on a straight-line basis over the estimated useful life of 20 years in accordance with the requirements under APB No. 17, “Intangible Assets,” until the adoption of SFAS No. 142 on April 1, 2002 while goodwill acquired after June 30, 2001 has not been subject to amortization according to the non-amortization provisions of SFAS No. 142. Intangible assets related to trademarks, gaming licenses and franchise contracts are determined to have an indefinite useful life. Intangible assets with an indefinite life acquired prior to June 30, 2001 were amortized using the straight-line method over 40 years in accordance with the requirements under APB No. 17 until the adoption of SFAS No. 142 while those acquired after June 30, 2001 have not been subject to amortization according to the non-amortization provisions of SFAS No. 142.

Intangible assets related to membership lists, existing technology, and customer relationships have been amortized over their estimated useful lives of 2 to 5 years. Konami assesses the recoverability of these intangible assets according to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” as described in (i).

(i) Impairment or Disposal of Long-Lived Assets

Konami’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors Konami considers important which could trigger an impairment review include: significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of the use of the acquired assets or the strategy for overall business; significant negative industry or economic trends; significant decline in the stock price of the acquired entity for a sustained period; and market capitalization of the acquired entity relative to its net book value. When it is determined that the carrying amount of assets to be held and used may not be recoverable based upon the existence of one or more of these indicators of impairment, recoverability is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 supersedes SFAS No. 121, but retains SFAS No. 121’s fundamental provisions for (a) recognition and measurement of impairment of long-lived assets held and used and (b) measurements of long-lived assets disposed of by sale. SFAS No. 144 also supersedes APB No. 30 “Reporting the Results of Operation— Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” for segments of a business to be disposed of but retains APB No. 30’s requirement to report discontinued operations separately from continuing operations. SFAS No. 144 also extends reporting of discontinued operations to a part of a company that either has been disposed of or is classified as held for sale. Konami adopted SFAS No. 144 on April 1, 2002 and the adoption did not have a material effect on the results of operations, financial position or cash flows.

(j) Derivative Financial Instruments

From time to time, Konami uses certain derivative financial instruments to manage its foreign currency risks. Konami may enter into forward contracts to reduce its exposure to short-term (generally no more than one year) movements in exchange rates applicable to firm funding commitments that are denominated in currencies other than the Japanese yen.

Effective April 1, 2001, Konami adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133, as amended, requires that all derivative instruments be reported on the balance sheet as either assets or liabilities measured at fair value. For derivative instruments designated and effective as fair value hedges, changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings. For derivative instruments designated as cash flow hedges, the effective portion of any hedge is reported in other comprehensive income until it is recognized in earnings in the same period in which the hedged item affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of all hedges are reported in current earnings each period. Changes in fair value of derivative instruments that are not designated as a hedge are recorded each period in current earnings. If a derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change. The adoption of SFAS 133 did not have a material impact on Konami’s consolidated financial position and results of operations. To date, there has been no derivative instrument designated as a hedge by Konami.

(k) Income Taxes

Konami accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred income taxes are recognized by the asset and liability method for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards, using enacted tax rates in effect for the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

(l) Revenue Recognition

Konami derives revenue from primarily two sources: (i) product revenue, which includes packaged game software and other products, game machines and related equipment and components, and (ii) membership fee revenue from health and fitness club members.

Konami’s revenue recognition criteria are as follows:

Persuasive Evidence of an Arrangement.

For product sales, it is Konami’s customary practice to have a written contract, which is signed by both the customer and Konami, or a purchase order or amendment to the written contract from those customers that have previously negotiated a standard purchase agreement.

For Konami’s health and fitness clubs, members are required to sign a standard monthly membership agreement upon admission, which is automatically renewed unless the member provides advance notice of his or her intention to cancel prior to the tenth day of the month at the end of which the membership will terminate.

Delivery Has Occurred.

Packaged game software and other products are physically delivered to customers. Also, Konami’s game machines and related equipment are physically delivered to customers as a fully-assembled, ready to be installed unit. Accordingly, Konami recognizes revenue from product sales upon delivery and acceptance since title and risk of loss transfer to the customer based on free on board (“FOB”) destination. Generally, Konami does not permit exchanges or accept returns of unsold merchandise except in the case of obvious defects. In certain limited circumstances Konami may allow returns, for which Konami estimates the related allowances based upon management’s evaluation of historical experience, the nature of the software titles and other factors. These estimates are deducted from gross sales.

Revenue from health and fitness club membership is derived primarily from monthly membership fees from club members. Revenue for those fees is recognized as monthly charges are generally made to the members’ accounts in advance, at the end of each month, with respect to the following month’s membership. This policy requires Konami to defer the applicable membership fee revenue for one month.

The Price is Fixed or Determinable.

The price customers pay for Konami’s products is negotiated at the outset of an arrangement, and is generally determined by the specific volume of product to be delivered. Therefore, the prices are considered to be fixed or determinable at the start of the arrangement. Konami’s membership fee for health and fitness clubs is fixed at the time of admission of the member.

Collection is Probable.

Probability of collection is assessed on a customer-by-customer basis. Konami typically sells to customers with whom Konami has a history of successful collection. New customers are subjected to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay. For Konami’s health and fitness clubs, the collectibility of membership fees is assured as it generally charges members’ accounts one-month in advance.

(m) Software Development Costs

Research and development expenses are charged to income as incurred. Research and development expenses included in selling, general and administrative expenses amounted to ¥861 million, ¥855 million and ¥1,382 million ($13,076 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively, in the accompanying consolidated statements of operations.

SFAS No. 86, “Accounting for the Cost of Computer Software to Be Sold, Leased, or Otherwise Marketed”, provides for the capitalization of certain software development costs incurred after technological feasibility is established or for development costs that have alternative future uses. Under Konami’s current practice of developing new game software products, technological feasibility is not established until substantially all development activities are complete, which generally include the development of a working template and the related tools. For game products where a proven game engine technology exists and other criteria supporting the technological feasibility of the game title in development have been met, which include coding and testing of unique or unproven functions and features, Konami capitalizes these costs and begins to expense them upon release of the product through cost of revenues or they are written-off when they are deemed unrecoverable.

(n) Royalties and License Fees

Konami pays royalties and license fees to professional sports organizations and certain other third parties for use of their trade names. Minimum portions of such royalties and license fees paid up-front are recorded as prepaid royalties and are expensed to cost of products sold over the contractual terms ranging primarily from 4 to 12 months. Variable portions of such royalties and license fees, which are generally determined based on the number of copies shipped at the predetermined royalty rates, are expensed to cost of products sold based on actual shipment. Management periodically evaluates the future realizability of prepaid royalties and charges to income any amounts deemed unlikely to be realized. Prepaid royalties amounted to ¥984 million and ¥498 million ($ 4,712 thousand) at March 31, 2003 and 2004, respectively, and were included in Prepaid expenses and other current assets in the accompanying consolidated balance sheets.

(o) Advertising Expenses

Advertising expenses are charged to earnings as incurred and are included in Selling, general and administrative expenses in the accompanying consolidated statements of operations. Advertising expenses amounted to ¥6,973 million, ¥10,284 million and ¥11,957 million ($113,133 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively.

(p) Stock-based Compensation

Konami accounts for its stock-based compensation plan to directors and employees using the intrinsic value based method prescribed by APB No. 25, “Accounting for Stock Issued to Employees” and FIN No. 44, “Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB No. 25”. As such, compensation expense is recorded on the date of grant only if the current fair value of the underlying stock exceeds the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation,” allows companies to continue to apply the provisions of APB No. 25, where applicable, and provide pro forma disclosure for employee stock option grants as if the fair value based method defined in SFAS No. 123 had been applied. Konami has elected to continue to apply the provisions of APB No. 25 for their stock-based compensation plans to directors and employees.

Had Konami determined compensation expense based on the fair value at the grant date for rights of stock-based compensation plans under SFAS No. 123, Konami’s net income (loss) and net income (loss) per share would have been adjusted to the pro forma amounts indicated below:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Reported net income (loss)	¥11,402	¥(28,519)	¥20,104	$190,217
Add back: stock-based compensation expense under intrinsic-value-based method, net of tax	—	—	—	—
Deduct: stock-based compensation expense under fair-value-based method, net of tax	(8)	(322)	(664)	(6,283)
Pro forma net income (loss)	¥11,394	¥(28,841)	¥19,440	$183,934

	Yen			U.S. Dollars
Per share data:
Reported net income (loss) per share, basic and diluted	¥89.32	¥(234.58)	¥166.86	$1.58
Add back: stock-based compensation expense under intrinsic-value-based method, net of tax	—	—	—	—
Deduct: stock-based compensation expense under fair-value-based method, net of tax	(0.06)	(2.65)	(5.51)	(0.05)
Pro forma net income (loss) per share, basic and diluted	¥89.26	¥(237.23)	¥161.35	$1.53

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123”. SFAS No. 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included here in.

(q) Issuance of Stock by Subsidiaries

The change in the Company’s proportionate share of subsidiary equity resulting from issuance of stock by the subsidiary is accounted for as gain or loss, including the related income tax effect, in the period such shares are issued provided the sale of such shares by the subsidiary is not a part of a broader corporate reorganization contemplated or planned by the registrant, the value of the proceeds or other value received is objectively determinable and any resulting gains are reasonably assured. If such criteria are not met, the issuance of stock is accounted for as a capital transaction in the consolidated financial statements.

(r) Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income,” requires classification of other comprehensive income in a financial statement and display of other comprehensive income separately from retained earnings and additional paid-in capital. Other comprehensive income includes primarily foreign currency translation adjustments, unrealized gains (losses) from marketable securities considered available-for-sale and adjustment for minimum pension liability.

(s) Translation of Foreign Currencies

Transactions denominated in foreign currencies are recorded using the exchange rates in effect as of the transaction dates. The related foreign currency asset and liability balances are translated based on exchange rates prevailing at each balance sheet date with the resulting gain/loss charged to income.

Assets and liabilities of a foreign subsidiary where the functional currency is other than Japanese yen are translated into Japanese yen at the exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated at average exchange rates during the current year. The resulting translation adjustments are included in accumulated other comprehensive income.

(t) Earnings Per Share

Earnings per share (“EPS”) is presented in accordance with the provisions of SFAS No. 128, “Earnings Per Share.” Under SFAS No. 128, basic EPS excludes dilution for potential common stock and is computed by dividing consolidated net income (loss) by the weighted-average number of common shares outstanding. Diluted EPS reflects the effect of potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted net income per share is calculated by dividing net income by the sum of the weighted-average number of shares plus additional shares that would be outstanding if potential dilutive shares had been issued.

Konami had no dilutive securities outstanding at March 31, 2002, 2003 and 2004, and therefore there is no difference between basic and diluted EPS. Konami has certain stock subscription rights outstanding that will be potentially dilutive in future periods. (See Note 15)

(u) Use of Estimates

Preparation of these consolidated financial statements requires management of Konami to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenue and expenses during the reporting periods. There can be no assurance that actual results will not differ from those estimates.

Konami has identified four areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are revenue recognition, accounting for software development costs, impairment on long-lived and intangible assets, and realizability of deferred tax assets.

(v) Adoption of New Accounting Standards

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The statement also includes required disclosures for financial instruments within its scope. For Konami, the statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the statement will be effective for Konami on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. Konami does not expect the adoption of this statement will have a material effect on its consolidated financial statements.

2. Acquisitions

Konami has acquired varying interests in subsidiaries during the periods presented. Konami has used the purchase method of accounting for all such acquisitions and, accordingly, has allocated the purchase price based on the estimated fair value of net assets of the acquired companies. Such companies have been included in the accompanying consolidated financial statements since the dates of acquisition.

In February 2002, Konami acquired 82.17% of the issued and outstanding shares of Daiei Olympic Sports Club, Inc. for the total cash consideration of ¥3,604 million including direct acquisition costs through a subsidiary, Konami Sports Corporation (“Konami Sports”). The acquired company was a non-public health and fitness club operator in Japan and a subsidiary of The Daiei Inc., and then renamed Konami Olympic Sports Club Corporation (“KOSC”). The acquisition of KOSC was made for the purpose of expanding the health and fitness club operation of Konami Sports. KOSC was subsequently merged into Konami Sports in October 2002.

Konami used the purchase method of accounting to account for the acquisition of KOSC, and accordingly, the purchase price has been allocated to the tangible and intangible net assets of KOSC based on the estimated fair value of such net assets. The amount of consideration paid in excess of the estimated fair value of the net assets acquired of ¥1,647 million was recorded as goodwill as a result of preliminary purchase price allocation at the time of acquisition which was then adjusted to ¥1,443 million in connection with the finalization of purchase price allocation during the year ended March 31, 2003. Such adjustment of goodwill resulted from the reassessment of KOSC’s accrued pension cost due to its withdrawal from the former shareholder group’s welfare pension fund in June 2002 for its transfer to the fund in which the Company and its domestic subsidiaries have participated. Management of Konami believe that the solid growth history and potential of KOSC contributed to the purchase price that resulted in recognition of such goodwill. Assets, liabilities and operations of KOSC have been included in the accompanying consolidated financial statements since the acquisition date.

The following table reflects the February 28, 2002 condensed balance sheet of KOSC, as adjusted to give effect to the purchase method accounting adjustments:

Millions of Yen
Cash, receivables and other assets	¥7,601
Property and equipment	4,607
Identifiable intangible assets	1,596
Goodwill	1,443
Debt and capital lease obligations	(6,257)
Minority interest	(442)
Other liabilities	(4,944)

¥3,604

Identifiable intangible assets of KOSC include intangible assets related to trademarks of ¥767 million and membership lists of ¥829 million acquired. Intangible assets related to trademarks are determined to have an indefinite useful life while membership lists are estimated to have a useful life of 2 years. Goodwill arising from the acquisition of KOSC has all been allocated to the Health and Fitness segment of Konami.

The following unaudited pro forma condensed combined results of operations for Konami are prepared assuming that the foregoing acquisition was completed as of the beginning of the respective period in which the acquisition occurred. This pro forma condensed combined financial information does not purport to represent what Konami’s results of operations would actually have been if such transaction had in fact occurred on such dates. The pro forma adjustments are based upon available information and upon certain assumptions that management believes are reasonable, and include amortization of goodwill and intangible assets with an indefinite life that ceased upon the adoption of SFAS No. 142 on April 1, 2002.

Millions of Yen, except for per shares data
(Unaudited)	2002
Net revenues	¥238,070
Net income	10,780
Basic and diluted net income per share	84.45

3. Investments in Affiliates

Konami has acquired varying interests in affiliated companies during the periods presented. The carrying amount of investments in affiliates as of March 31, 2003 and 2004 is ¥12,422 million and ¥12,514 million ($ 118,403 thousand), respectively, and includes ¥2,576 million and ¥2,576 million ($24,373 thousand), respectively, of the excess cost of investments over the Company’s equity in net assets of the affiliates (“equity method goodwill”). Equity method goodwill acquired prior to June 30, 2001 has been amortized on a straight-line basis over 5 years through April 1, 2002, the adoption date of SFAS No. 142, while the equity method goodwill acquired after June 30, 2001 has not been subject to amortization according to the provisions of SFAS No. 142. Under SFAS No. 142, equity method goodwill is not amortized but continues to be reviewed for impairment in accordance with APB No. 18, which requires an other than temporary decline in value of an investment to be recognized as an impairment loss. All significant intercompany profits from these affiliates have been eliminated according to the equity method of accounting.

At March 31, 2004, Konami held investments in the equity method affiliates as follows:

	Description of business	Acquisition Date	Ownership%
TAKARA Co., Ltd. (“TAKARA”)	Toy manufacturer	July 2000	23.0%
HUDSON SOFT CO., LTD. (“HUDSON”)	Game software producer	August 2001	45.5%
Genki Co., Ltd. (“Genki”)	Game software producer	January 2002	37.2%

Considering the flagging economy and stock market in Japan during the year ended March 31, 2003, Konami reviewed the values of its equity method investments in order to determine if there was any other-than-temporary decline in the investment values. In performing the assessment, Konami utilized cash flow projections, market capitalization and if applicable, independent valuations.

As a result, Konami determined that the decline in value of its investment in HUDSON was other than temporary and recorded a net-of-tax impairment charge of ¥2,438 million for the year ended March 31, 2003. The impairment charge is included in equity in net loss of affiliated companies in the accompanying consolidated statement of operations.

Condensed combined financial information of the Company’s unconsolidated affiliates at March 31, 2003 and 2004 and for each of the three years ended March 31, 2004 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Combined Financial Position:
Property and equipment, net	¥10,026	¥14,926	$141,224
Other assets, net	70,040	90,291	854,301

Total assets	80,066	105,217	995,525
Debt	28,572	36,935	349,465
Other liabilities	18,316	24,924	235,822
Minority interest	672	10,042	95,014
Stockholders’ equity	32,506	33,316	315,224

Total liabilities and equity	¥80,066	¥105,217	$995,525

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Combined Operations:
Sales	¥75,020	¥100,634	¥124,136	$1,174,529
Cost of revenues	52,284	67,379	89,058	842,634
Selling, general and administrative expenses	21,562	27,093	33,367	315,706

Operating income	1,174	6,162	1,711	16,189
Interest expense, net	(272)	(409)	(526)	(4,977)
Other, net	2,443	(57)	(72)	(681)

Net income	¥3,345	¥5,696	¥1,113	$10,531

The Company’s share of undistributed earnings of affiliated companies included in consolidated retained earnings was earnings of ¥1,637 million and ¥1,677 million ($15,867 thousand) as of March 31, 2003 and 2004, respectively.

Affiliated companies accounted for under the equity method with an aggregate carrying amount of ¥11,536 million and ¥11,808 million ($111,723 thousand) as of March 31, 2003 and 2004, respectively, were traded on established markets and were quoted at an aggregate value of ¥18,252 million and ¥21,226 million ($200,833 thousand) as of March 31, 2003 and 2004, respectively.

4. Inventories

Inventories at March 31, 2003 and 2004 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Finished products	¥3,344	¥6,449	$61,018
Work in process	8,967	9,502	89,905
Raw materials and supplies	1,048	1,870	17,693

Total	¥13,359	¥17,821	$168,616

5. Marketable and Investment Securities

Marketable and investment securities at March 31, 2003 and 2004 consisted of the following:

	Millions of Yen
	March 31, 2003
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥119	¥1	¥15	¥105
Other securities	84	—	—	84

Total	¥203	¥1	¥15	¥189

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2004				March 31, 2004
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥119	¥31	¥26	¥124	$1,126	$293	$246	$1,173
Other securities	—	—	—	—	—	—	—	—

Total	¥119	¥31	¥26	¥124	$1,126	$293	$246	$1,173

Gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2004 were as follows:

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2004				March 31, 2004
	Less than 12 months		12 months or longer		Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Available-for-sale:
Marketable equity securities	¥42	¥26	¥—	¥—	$397	$246	$—	$—

Total	¥42	¥26	¥—	¥—	$397	$246	$—	$—

6. Property and Equipment

Property and equipment at March 31, 2003 and 2004 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Property and equipment, at cost:
Land	¥11,541	¥11,783	$111,487
Buildings and structures	54,504	55,950	529,378
Tools, furniture and fixtures	22,852	24,127	228,281
Construction in progress	322	118	1,116

Total	89,219	91,978	870,262
Less-Accumulated depreciation	(42,935)	(45,278)	(428,404)

Net property and equipment	¥46,284	¥46,700	$441,858

Depreciation expense for the years ended March 31, 2002, 2003 and 2004 amounted to ¥7,688 million, ¥7,768 million and ¥6,933 million ($65,598 thousand), respectively.

7. Goodwill and Identifiable Intangible Assets

Konami evaluated the recoverability of goodwill on its books under SFAS No. 142 at its adoption on April 1, 2002 and again in the fourth quarter of the fiscal year ended March 31, 2003. In both instances, Konami engaged an independent appraiser to assist management in its determination of the fair values of its reporting units. In its determination of the fair values, the appraiser primarily utilized a discounted cash flow analysis as well as other valuation approaches including the stock price and market capitalization of the acquired entity and asset and liability structure of the reporting units. Significant assumptions used in this analysis included 1) expected future revenue growth rates, profit margins and working capital levels of the reporting units, 2) a discount rate, and 3) a terminal value multiples. The revenue growth rates, profit margins and working capital levels of the reporting units were based on management’s expectation of future results. In evaluating the recoverability of other intangible assets which were allocated to the reporting units, Konami primarily utilized a discounted cash flow analysis as well as other applicable valuation approaches, and if applicable, independent valuations.

At the adoption of SFAS No. 142 on April 1, 2002, Konami completed its transitional impairment assessment for goodwill and other intangible assets based on their fair value. Based on management’s assessment of the circumstances, considering the independent appraiser’s findings, Konami concluded that there was no impairment in the carrying value of goodwill and intangible assets with an indefinite life.

In the fourth quarter of the fiscal year ended March 31, 2003, however, using the same methodologies and again considering the independent appraiser’s findings, Konami determined that the fair value of the Health & Fitness reporting unit was lower than the carrying value. As a result of the subsequent reassessment of fair values of goodwill and other intangible assets which were allocated to the reporting unit, an aggregate non-cash impairment charge of ¥47,599 million was recognized for these intangible assets as a component of operating loss in the accompanying consolidated statement of operations for the year ended March 31, 2003. The impairment charge consisted of ¥36,717 million for goodwill and ¥10,882 million for trademarks. These impairment losses were attributed to the reporting unit’s failure to meet previous growth expectations as a result of negative trends in general economic conditions of domestic Japan.

At March 31, 2004, Konami evaluated the recoverability of goodwill and intangible assets with an indefinite life and concluded that there was no impairment in the carrying value of such assets for any of its reporting units.

The changes in the carrying amount of goodwill by operating segment for the years ended March 31, 2003 and 2004 are as follows:

	Millions of Yen
	Health & Fitness	Gaming	Total
Balance at April 1, 2002	¥36,700	¥125	¥36,825
Additional acquisitions during year	389	—	389
Effect of a merger between acquired entities	(168)	—	(168)
Post-acquisition adjustment	(204)	—	(204)
Impairment charge	(36,717)	—	(36,717)

Balance at March 31, 2003	¥—	¥125	¥125

	Millions of Yen
	Toy & Hobby	Gaming	Total

Balance at March 31, 2003	—	¥125	¥125
Additional acquisitions during year	¥339	—	339

Balance at March 31, 2004	¥339	¥125	¥464

	Thousands of U.S. Dollars
	Toy & Hobby	Gaming	Total
Balance at March 31, 2003	—	$1,183	$1,183
Additional acquisitions during year	$3,207	—	3,207

Balance at March 31, 2004	$3,207	$1,183	$4,390

Konami acquired additional shares of KOSC during the year ended March 31, 2003. As a result, additional goodwill was recorded at the Health & Fitness segment for the excess cost over the estimated fair value of the additional net assets acquired. The post-acquisition adjustment for goodwill resulted from a decrease in accrued pension cost of KOSC as a result of its withdrawal from the former shareholder group’s welfare pension fund in June 2002. (See Note 2)

Effect of a merger between acquired entities above represents a reduction in goodwill in the Health & Fitness segment of ¥168 million due to a merger between acquired subsidiaries, Konami Sports and KOSC in October 2002. Konami acquired 77.8% of the issued shares of Traumer, Inc. and added Traumer, Inc. to its subsidiaries in fiscal 2004. As a result, goodwill was recorded at the Toy & Hobby segment for the excess cost over the estimated fair value of the net assets acquired.

Identifiable intangible assets at March 31, 2003 and 2004 primarily representing intangible assets acquired in connection with acquisitions of subsidiaries consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Identifiable intangible assets subject to amortization:
Membership lists	¥5,915	—	—
Existing technology	721	¥634	$5,999
Customer relationships	84	—	—

Total	6,720	634	5,999
Less-Accumulated amortization	(5,878)	(338)	(3,198)

Net amortized identifiable intangible assets	842	296	2,801
Identifiable intangible assets with an indefinite life:
Trademarks	38,800	38,800	367,111
Franchise contracts	6,601	6,601	62,456
Gaming licenses	260	287	2,716

Total unamortized identifiable intangible assets	45,661	45,688	432,283

Total identifiable intangible assets	¥46,503	¥45,984	$435,084

The aggregate amortization expense for identifiable intangible assets for the years ended March 31, 2002, 2003 and 2004 was ¥4,373 million, ¥2,701 million and ¥546 million ($5,166 thousand), respectively. The estimated amortization expense for the following years is as follows:

Year ending March 31,	Millions of Yen	Thousands of U.S. Dollars
2005	¥127	$1,202
2006	127	1,202
2007	42	397

The following table represents the impact of SFAS No. 142 on net income and net income per share previously reported for the year ended March 31, 2002 had the statement been in effect on April 1, 2001:

Millions of Yen
2002
Reported net income	¥11,402
Add back:
Goodwill amortization	1,853
Intangible assets amortization, net of tax	452
Goodwill amortization related to equity method affiliates	181
Intangible assets amortization related to equity method affiliates, net of tax	9

Adjusted net income	¥13,897

Yen
2002
Per share data:
Reported net income per share, basic and diluted	¥89.32
Add back:
Goodwill amortization	14.52
Intangible assets amortization, net of tax	3.54
Goodwill amortization related to equity method affiliates	1.42
Intangible assets amortization related to equity method affiliates, net of tax	0.07

Adjusted net income per share, basic and diluted	¥108.87

8. Lease Deposits

Lease deposits at March 31, 2003 and 2004 representing refundable deposits for office and facility leases, primarily related to health and fitness clubs of Konami Sports, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Lease deposits	¥28,626	¥28,104	$265,910
Less: Allowances for uncollectible amounts	(4,137)	(4,137)	(39,143)

Lease deposits, net	¥24,489	¥23,967	$226,767

9. Other Assets

Other assets at March 31, 2003 and 2004, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Capitalized computer software, net	¥2,401	¥1,716	$16,236
Investments in non-marketable securities	1,399	604	5,715
Other	7,733	9,658	91,381

Total other assets	¥11,533	¥11,978	$113,332

         Amortization expense of capitalized computer software and intangible assets included in costs of products sold, costs of services rendered and selling, general and administrative expenses in the accompanying consolidated statements of operations for the years ended March 31, 2002, 2003 and 2004 amounted to ¥1,539 million, ¥1,510 million and ¥1,049 million ($9,925 thousand), respectively.

10. Related Party Transactions

Konami engages in sale and purchase transactions in the normal course of business with its equity method affiliates. Such transactions for the years ended March 31, 2002, 2003 and 2004 are summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2003	2004	2004
Sales to TAKARA	¥1,458	¥958	¥80	$757
Purchases from TAKARA	2,121	2,168	2,187	20,693
Sales to HUDSON	36	12	18	170
Purchases from HUDSON	3,061	5,009	5,328	50,412
Sales to Genki	—	3	—	—
Purchases from Genki	—	648	3,041	28,773

The related notes and accounts receivable from Takara were ¥74 million and ¥50 million ($473 thousand) at March 31, 2003 and 2004, respectively, and were included in Trade notes and accounts receivable in the accompanying consolidated balance sheets. The related notes and accounts payable to TAKARA were ¥27 million and ¥302 million ($ 2,857 thousand) at March 31, 2003 and 2004, respectively, and were included in Trade notes and accounts payable in the accompanying consolidated balance sheets. The related accounts receivable from HUDSON were ¥2 million and ¥17 million ($161 thousand) at March 31, 2003 and 2004, respectively, and were included in Trade notes and accounts receivable in the accompanying consolidated balance sheets. The related accounts payable to HUDSON was ¥344 million and ¥1,005 million ($ 9,509 thousand) at March 31, 2003 and 2004, respectively, and were included in Trade notes and accounts payable in the accompanying consolidated balance sheets. The related accounts receivable from Genki was ¥2 million and no balance at March 31, 2003 and 2004, respectively, and were included in Trade notes and accounts receivable in the accompanying consolidated balance sheets. The related accounts payable to Genki was ¥355 million and ¥33 million ($312 thousand) at March 31, 2003 and 2004, respectively, and were included in Trade notes and accounts payable in the accompanying consolidated balance sheets.

11. Short-term Borrowings and Long-term Debt

A summary of short-term borrowings at March 31, 2003 and 2004 is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Unsecured bank loans consisting of notes to banks and bank overdrafts with interest rates ranging from 0.56% to 2.358% and from 0.55% to 5.04% per annum at March 31, 2003 and 2004	¥8,308	¥2,585	$24,458

Total	¥8,308	¥2,585	$24,458

Weighted-average interest rate on short-term borrowings was 1.05% and 0.671% at March 31, 2003 and 2004, respectively. Those unsecured short-term bank loans included loans denominated in foreign currencies amounting to $13,375 thousand (¥1,608 million) at March 31, 2003 and 4,500 thousand RMB yuan (¥57 million) at March 31, 2004.

A summary of long-term debt at March 31, 2003 and 2004 is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Unsecured 0.70% per annum bonds due in September 2005	¥15,000	¥15,000	$141,925
Unsecured 0.92% per annum bonds due in September 2006	15,000	15,000	141,925
Unsecured 1.05% per annum bonds due in September 2007	15,000	15,000	141,925
Unsecured 1.18% per annum bonds issued by Konami Sports due in December 2006	5,000	5,000	47,308
Unsecured 1.25% per annum bonds issued by Konami Sports due in December 2007	5,000	5,000	47,308
Unsecured 1.39% per annum bonds issued by Konami Sports due in December 2008	5,000	5,000	47,308
Unsecured loans from banks due serially to 2005 and 2011 with interest rates ranging from 1.46% to 1.68% and from 0.87% to 2.462% per annum at March 31, 2003 and 2004	540	6,089	57,611

Total long-term debt	60,540	66,089	625,310
Less: current portion	(40)	(1,177)	(11,136)

Long-term debt, non-current portion	¥60,500	¥64,912	$614,174

Unsecured long-term loans from banks included no loans denominated in foreign currencies at March 31, 2003 and 2004. At March 31, 2003 and 2004, Konami did not have any assets that were pledged as collateral for any of the debt obligations.

Konami had unused committed lines of credit available for immediate borrowings amounting to ¥12,000 million ($113,540 thousand) with certain financial institutions at March 31, 2003 and 2004. The aggregate commitment fee paid for such credit line agreements for the years ended March 31, 2002, 2003 and 2004 amounted to ¥18 million, ¥18 million and ¥18 million ($170 thousand), respectively.

The aggregate annual maturities of long-term debt outstanding at March 31, 2004 are as follows:

	Millions of Yen	Thousands of U.S. Dollars
Year ending March 31,
2005	¥1,177	$11,136
2006	15,929	150,714
2007	21,998	208,137
2008	20,596	194,872
2009	5,593	52,919
Thereafter	796	7,532

12. Leases

Konami is obligated under various capital leases and noncancelable operating leases which expire at various dates during the next 25 years.

At March 31, 2003 and 2004, the amounts of assets and related accumulated depreciation included in property and equipment on the consolidated balance sheet recorded under capital leases were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Tools, furniture and fixtures, at cost	¥8,760	¥8,682	$82,146
Accumulated depreciation	(4,710)	(4,527)	(42,833)

Net leased property	¥4,050	¥4,155	$39,313

Amortization of capitalized leases is included in depreciation expense.

Future minimum lease payments under capital leases and noncancelable operating leases as of March 31, 2004 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	Capital Leases	Operating Leases	Capital Leases	Operating Leases
Year ending March 31,
2005	¥1,808	¥2,486	$17,107	$23,522
2006	1,473	2,495	13,937	23,607
2007	1,148	2,411	10,862	22,812
2008	620	2,150	5,866	20,342
2009	144	2,064	1,363	19,529
Thereafter	5	25,206	47	238,490

Total minimum lease payments	5,198	¥36,812	49,182	$348,302

Less: amount representing interest (rates ranging from 1.356% to 7.272% per annum)	192		1,817

Present value of net minimum lease payments	5,006		47,365
Less: current portion	1,723		16,303

Non-current portion	¥3,283		$31,062

Current and non-current portions of minimum leases payments for capital leases are included in current and non-current portions of long-term debt, respectively, in the accompanying consolidated balance sheets.

Konami occupies certain offices and lease equipment under cancelable lease arrangements. Rental expenses for all operating leases for the years ended March 31, 2002, 2003 and 2004 totaled ¥14,361 million, ¥16,439 million and ¥20,899 million ($197,739 thousand), respectively, and were included in costs of products sold, costs of services rendered and selling, general and administrative expenses in the accompanying consolidated statements of operations.

13. Income Taxes

The Company and its domestic subsidiaries are subject to a national corporate tax of 30% and the local income tax rate of 12%, net of national tax benefit, which in the aggregate resulted in a statutory income tax rate of approximately 42% for the years ended March 31, 2002, 2003 and 2004. On March 24, 2003, Japanese Diet approved the Amendments to Local Tax Law, which will reduce the standard tax rates for the income-based business tax, as well as add business tax based on corporate size, effective for the years beginning on or after April 1, 2004. Consequently, the statutory income tax rate will be reduced to approximately 40.7% effective for the years beginning on or after April 1, 2004. At March 31, 2003, deferred tax assets and liabilities for the temporary differences that were expected to reverse within the year ended March 31, 2003 and after the years beginning on or after April 1, 2004 were provided under the statutory rate of 42% and 40.7%, respectively.

During the year ended March 31, 2004, the statutory tax rate effective for the years beginning on or after April 1, 2004 increased to 40.9%, due to the changes in the tax rates enacted by each local tax authority. As a result, at March 31, 2004, deferred tax assets and liabilities for the temporary differences that are expected to reverse in the years beginning on after April 1, 2004 are provided under the increased rate.

The income (loss) before income taxes, minority interest and equity in net income (loss) of affiliated companies (“Income (loss) before income taxes”) and income tax expense (benefit) for the years ended March 31, 2002, 2003 and 2004 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Income (loss) before income taxes:
Japanese	¥(8,134)	¥(74,791)	¥30,656	$290,056
Foreign	30,812	52,695	9,451	89,422

	¥22,678	¥(22,096)	¥40,107	$379,478

Income taxes — Current:
Japanese	¥15,505	¥13,649	¥16,214	$153,411
Foreign	1,771	1,263	2,472	23,389

	¥17,276	¥14,912	¥18,686	$176,800

Income taxes — Deferred:
Japanese	¥(5,609)	¥(8,726)	¥(634)	$(5,998)
Foreign	—	—	(17)	(161)

	¥(5,609)	¥(8,726)	¥(651)	$(6,159)

The significant components of income taxes for the years ended March 31, 2002, 2003 and 2004 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Income taxes on continuing operations before minority interest and equity in net income (loss) of affiliated companies	¥11,667	¥6,186	¥18,035	$170,641
Income tax expense (benefit) reported on other comprehensive income related to:
Net unrealized gains (losses) on available-for-sale securities	(135)	73	189	1,788
Minimum pension liability adjustment	—	—	(49)	(463)

Total income taxes	¥11,532	¥6,259	¥18,175	$171,966

Reconciliations of the differences between the statutory tax rates and the effective tax rates are as follows:

	2002	2003	2004
Statutory tax rate	42.0%	(42.0)%	42.0%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	3.5	4.2	3.9
Amortization / Impairment of goodwill	3.6	69.8	—
Change in valuation allowance	3.1	(5.3)	(2.1)
Change in income tax rate	—	(1.7)	0.5
Provision for investments in affiliates	—	3.0	0.4
Other — net	(0.7)	(0.0)	0.3

Effective income tax rate	51.5%	28.0%	45.0%

The effects of temporary differences that give rise to deferred tax assets and liabilities at March 31, 2003 and 2004 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Deferred tax assets:
Accrued enterprise taxes	¥1,205	¥1,294	$12,243
Accrued expenses	2,393	2,834	26,814
Accrued pension and severance costs	1,290	1,337	12,650
Allowance for doubtful accounts	2,807	2,530	23,938
Inventories	9,125	9,730	92,062
Net operating loss carryforwards	6,283	4,839	45,785
Property and equipment basis differences	1,021	153	1,447
Other	1,355	2,053	19,425

Gross deferred tax assets	25,479	24,770	234,364
Less valuation allowance	(7,988)	(6,720)	(63,582)

Total deferred tax assets	17,491	18,050	170,782
Deferred tax liabilities:
Intangible assets	(18,693)	(18,482)	(174,870)
Gain on sales of subsidiary shares	(3,477)	(3,491)	(33,031)
Investments in affiliates	(655)	(820)	(7,758)
Other	(700)	(557)	(5,270)

Gross deferred tax liabilities	(23,525)	(23,350)	(220,929)

Net deferred tax liabilities	¥(6,034)	¥(5,300)	$(50,147)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that Konami will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2003 and 2004.

The net change in the total valuation allowance for the years ended March 31, 2002, 2003 and 2004 was an increase of ¥1,886 million, decreases of ¥1,244 million and ¥1,268 million ($11,997 thousand), respectively. The valuation allowance primarily relates to the book and tax basis differences and net operating loss carryforwards in certain foreign subsidiaries with history of operating losses. The Company has performed an analysis for each of these subsidiaries to assess their ability to realize such deferred tax assets, taking into consideration projections for future taxable income, historical performance, tax planning strategies, market conditions and other factors, as appropriate. Considering these factors, management believes it is more likely than not that these subsidiaries will realize their respective deferred tax assets (principally net operating loss carry forwards), net of existing valuation allowance within the foreseeable future.

Foreign subsidiaries are subject to income taxes of the countries in which they operate. At March 31, 2003 and 2004, no deferred tax liabilities were recognized for undistributed earnings of foreign subsidiaries aggregating ¥8,422 million and ¥13,799 million ($130,561 thousand), respectively, because Konami currently does not intend to repatriate such earnings and/or believes no material additional tax would result should they be repatriated to Konami.

At March 31, 2004, certain domestic subsidiaries had operating loss carryforwards aggregating approximately ¥2,982 million ($28,215 thousand), which expire as follows:

Year ending March 31	Millions of yen	Thousands of U.S. Dollars
2005	—	—
2006	¥191	$1,807
2007	105	994
2008	265	2,507
2009	2,421	22,907

Total	¥2,982	$28,215

U.S. subsidiaries had federal and state tax net operating loss carryforwards of approximately ¥8,871 million ($83,934 thousand) and ¥9,749 million ($92,241 thousand), respectively, which expire in varying amounts through the year 2021. These net operating loss carryforwards which expire within 1 to 5 years, 5 to 10 years, 10 to 15 years and thereafter are ¥10,973 million ($103,822 thousand), ¥4,012 million ($37,960 thousand), ¥657 million ($6,216 thousand) and ¥2,978 million ($28,177 thousand), respectively.

14. Severance and Retirement Plans

The Company and its domestic subsidiaries have defined benefit severance and retirement plans covering their employees. The plans provide, under most circumstances, retirement benefits and lump-sum severance payments to the employees determined by reference to their rate of pay at the time of termination, years of service and certain other factors. Konami also has a fixed annual compensation system under which employees are to receive all compensation currently during their employment, thereby eliminating separate severance and retirement benefits upon their termination or retirement. Employees become eligible to participate in such compensation system generally after three years of service. An eligible employee can make an election either to remain in the defined benefit plans or to withdraw from the plans and enroll under such system.

In December 2003, the FASB issued SFAS No. 132 (revised), “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” SFAS No. 132 (revised) prescribes employers’ disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The statement retains and revises the disclosure requirements contained in the original SFAS No. 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The statement generally is effective for fiscal years ending after December 15, 2003. The disclosure requirements of SFAS No. 132 (revised) have been included below.

Net periodic cost of the Company and its domestic subsidiaries’ plans accounted for in accordance with SFAS No. 87 for the years ended March 31, 2002, 2003 and 2004 included the following components:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Service cost — benefits earned during the year	¥345	¥324	¥312	$2,952
Interest cost on projected benefit obligation	83	79	53	501
Expected return on plan assets	(94)	(53)	(45)	(426)
Recognized actuarial (gain) loss	(7)	7	21	199
Amortization of prior service cost	—	(14)	(13)	(123)

Net periodic cost	¥327	¥343	¥328	$3,103

The reconciliation of beginning and ending balances of the benefit obligations of the Company and its domestic subsidiaries’ plans accounted for in accordance with SFAS No. 87 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Change in benefit obligation:
Benefit obligation, beginning of year	¥3,305	¥3,317	$31,384
Service cost	324	312	2,952
Interest cost	79	53	501
Effect of acquisition	49	—	—
Actuarial (gain) loss	(204)	97	918
Amendments	(164)	—	—
Benefits paid	(72)	(287)	(2,715)

Benefit obligation, end of year	¥3,317	¥3,492	$33,040
Change in plan assets:
Fair value of plan assets, beginning of year	¥2,006	¥2,259	$21,374
Actual return on plan assets	(279)	184	1,741
Employer contribution	561	237	2,242
Benefits paid	(29)	(199)	(1,883)

Fair value of plan assets, end of year	2,259	2,481	23,474

Funded status	(1,058)	(1,011)	(9,566)
Unrecognized actuarial loss	299	236	2,233
Unrecognized prior service cost	(150)	(137)	(1,296)

Net amount recognized	¥(909)	¥(912)	$(8,629)

Amounts recognized in the consolidated balance sheets consist of:
Accrued pension and severance cost	¥(909)	¥(1,032)	$(9,764)
Accumulated other comprehensive income (loss)	—	120	1,135

Net amount recognized	¥(909)	¥(912)	$(8,629)

	Millions of Yen	Thousands of U.S. Dollars
	2004
Pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	¥2,167	$20,503
Accumulated benefit obligation	1,819	17,211
Fair value of plan assets	839	7,938

The measurement date used to determine pension benefit obligations for all the pension plans was March 31. The accumulated benefit obligation for the pension plans was ¥2,866 million and ¥2,985 million ($28,243 thousand) at March 31, 2003 and 2004, respectively.

Weighted-average assumptions used to determine benefit obligations at March 31, 2003 and 2004 were as follows:

	2003	2004
Weighted-average assumptions:
Discount rate	1.9%	1.4%
Assumed rate of increase in future compensation levels	2.7%	2.7%

Weighted-average assumptions used to determine net cost for the years ended March 31, 2002, 2003 and 2004 were as follows:

	2002	2003	2004
Weighted-average assumptions:
Discount rate	3.3%	2.9%	1.9%
Assumed rate of increase in future compensation levels	2.6%	2.4%	2.7%
Expected long-term rate of return on plan assets	4.7%	2.7%	2.0%

Konami determines the expected long-term rate of return on plan assets based on the expected long-term return of the various assets categories in which it invests. Konami considers the current expectations for future returns and the actual historical returns of each plan asset category.

The benefit plan weighted-average asset allocations for the Company and its domestic subsidiaries for the years ended March 31, 2003 and 2004 by asset category were as follows:

	2003	2004
Asset category:
Equity securities	15.5%	20.1%
Debt securities	24.2%	22.0%
Guaranteed investment contracts—insurance companies	47.9%	46.0%
Other	12.4%	11.9%

	100.0%	100.0%

Konami’s investment goals for the pension benefit plans are to ensure adequate plan assets to provide future payments of pension benefits to eligible participants. Konami addresses diversification by the use of domestic and international equity securities and domestic and international debt securities in order to secure stable return on plan assets subject to specific risk management policies. Konami evaluates the difference between expected return based on expected long-term rate of return on plan assets and actual return on invested plan assets on an annual basis. If the evaluation requires a revision of its formulation of asset allocation, Konami revises the asset allocation.

The Company and its domestic subsidiaries have participated in the welfare pension fund for the computer industry association, a multi-employer contributory plan, since its establishment in October 1989. Konami’s contributions to the plan amounted to ¥545 million, ¥929 million and ¥611 million ($5,781 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively, and were recorded as costs and expenses in the consolidated statements of operations.

Konami expects to contribute ¥144 million ($1,362 thousand) and ¥814 million ($7,702 thousand) to its domestic defined benefit plan and multi-employer contributory plan, respectively, in the year ending March 31, 2005.

The Company and certain of its subsidiaries have accrued the liability for retirement benefits for their directors and corporate auditors in the amount of ¥1,436 million and ¥1,438 million ($13,606 thousand) at March 31, 2003 and 2004, respectively, which is included in Accrued pension and severance costs in the accompanying consolidated balance sheets.

15. Stockholders’ Equity

Dividends

Under the Japanese Commercial Code (the “Code”), the amount available for dividends is based on retained earnings as recorded on the books of the Company maintained in conformity with Japanese GAAP. Certain adjustments not recorded on the Company’s books are reflected in the consolidated financial statements for reasons described in Note 1. At March 31, 2004, the retained earnings available for dividends determined in accordance with Japanese GAAP recorded on the Company’s books of account was ¥37,010 million ($350,175 thousand).

The Code, as amended effective October 1, 2001, provides that earnings in an amount equal to at least 10% of appropriations of retained earnings that are paid in cash shall be appropriated as a legal reserve until an aggregated amount of capital surplus and the legal reserve equals 25% of stated capital.

Stock-based Compensation Plan

On June 29, 2000, the board of directors and shareholders of Konami Computer Entertainment Osaka, Inc. (“Konami OSA”) approved a subscription-rights option plan and the grant of subscription rights for directors and employees of Konami OSA (“OSA Plan 2000”) exercisable for an aggregate of up to 47,250 shares at an exercise price of ¥1,160 per share. Subscription rights for 47,250 ordinary shares were granted under OSA Plan 2000. Those subscription rights vested on August 4, 2003 and will expire on August 2, 2005. During the years ended March 31, 2001, 2002, 2003 and 2004, 3,750 shares, 5,250 shares, 4,250 shares and 4,000 shares, respectively, expired under OSA Plan 2000. Konami OSA completed a 2.5-for-1 stock split by means of a free share issuance on May 20, 2002. The above information reflects the effect from the stock split.

On June 28, 2001, the board of directors and shareholders of Konami Computer Entertainment Tokyo, Inc. (“Konami TYO”) approved a subscription-rights option plan and the grant of subscription rights exercisable for an aggregate of up to 113,300 ordinary shares of Konami TYO at an exercise price of ¥1,779 per share to directors and employees of Konami TYO (“TYO Plan 2001”). Subscription rights for 105,050 ordinary shares were granted under TYO Plan 2001. Those subscription rights will vest in four installments beginning on July 1, 2004 through April 1, 2006 and will expire on June 30, 2006. During the years ended March 31, 2003 and 2004, 2,200 shares and 2,200 shares, respectively, expired under TYO Plan 2001. Konami TYO declared 10% stock dividends on May 20, 2002. The above information reflects the effect from the stock dividends.

On June 18, 2002, Konami OSA’s board of directors and shareholders approved a subscription-rights option plan and the grant of subscription rights exercisable for an aggregate of up to 72,200 ordinary shares of Konami OSA at an exercise price of ¥1,182 per share to directors and employees of Konami OSA (“OSA Plan 2002”). Subscription rights for 72,200 shares were granted under OSA Plan 2002. Those subscription rights will vest on July 1, 2005 and will expire on June 30, 2007. During the year ended March 31, 2004, 2,500 shares expired under OSA Plan 2002.

On June 19, 2002, Konami TYO’s board of directors and shareholders approved a subscription-rights option plan and the grant of subscription rights exercisable for an aggregate of up to 47,300 ordinary shares of Konami TYO at an exercise price of ¥1,670 per share to directors and employees of Konami TYO (“TYO Plan 2002”). Subscription rights for 47,300 shares were granted under the TYO Plan 2002. Those subscription rights will vest in four installments beginning on July 1, 2005 through April 1, 2007 and will expire on March 31, 2006 through June 30, 2007. None of those subscription rights have expired under TYO Plan 2002.

On June 20, 2002, the Company’s shareholders approved a subscription-rights option plan and the grant of subscription rights exercisable for an aggregate of up to 2,200,000 common shares to the Company’s directors and employees at an exercise price of ¥3,640 per share (“Parent Plan 2002”). Subscription rights for 1,787,900 shares were granted under Parent Plan 2002. These subscription rights will vest in three equal installments beginning on July 1, 2004 through July 1, 2006 and will expire on June 30, 2005 through June 30, 2007. During the years ended March 31, 2003 and 2004, 22,600 shares and 107,700 shares, respectively, expired under Parent Plan 2002.

On June 21, 2002, the board of directors and shareholders of Konami Computer Entertainment Japan, Inc. (“Konami JPN”) approved a subscription-rights option plan and the grant of subscription rights exercisable for an aggregate of up to 110,000 ordinary shares of Konami JPN at an exercise price of ¥1,739 per share to directors and employees of Konami JPN (“JPN Plan 2002”). Subscription rights for 110,000 shares were granted under JPN Plan 2002. Those subscription rights will vest on July 1, 2004 and will expire on June 30, 2007. During the year ended March 31, 2004, 1,500 shares expired under JPN Plan 2002.

On June 17, 2003, the board of directors and shareholders of Konami Computer Entertainment Studios, Inc. (“Konami STUDIO”) approved a subscription-rights option plan and the grant of subscription rights exercisable for an aggregate of up to 211,500 ordinary shares of Konami STUDIO at an exercise price of ¥1,200 per share to directors and employees of Konami STUDIO (“STUDIO Plan 2003”). Subscription rights for 211,500 shares were granted under the STUDIO Plan 2003. Those subscription rights will vest in four installments beginning on July 1, 2006 through April 1, 2008 and will expire on March 31, 2007 through June 30, 2008. None of those subscription rights have expired under STUDIO Plan 2003.

On June 18, 2003, Konami TYO’s board of directors and shareholders approved a subscription-rights option plan and the grant of subscription rights exercisable for an aggregate of up to 51,400 ordinary shares of Konami TYO at an exercise price of ¥2,399 per share to directors and employees of Konami TYO (“TYO Plan 2003”). Subscription rights for 51,400 shares were granted under the TYO Plan 2003. Those subscription rights will vest in four installments beginning on July 1, 2006 through April 1, 2008 and will expire on March 31, 2007 through June 30, 2008. None of those subscription rights have expired under TYO Plan 2003.

On June 18, 2003, Konami JPN’s board of directors and shareholders approved a subscription-rights option plan and the grant of subscription rights exercisable for an aggregate of up to 42,000 ordinary shares of Konami JPN at an exercise price of ¥1,971 per share to directors and employees of Konami JPN (“JPN Plan 2003”). Subscription rights for 42,000 shares were granted under the JPN Plan 2003. Those subscription rights will vest in four installments beginning on July 1, 2006 through April 1, 2008 and will expire on March 31, 2007 through June 30, 2008. None of those subscription rights have expired under JPN Plan 2003.

Under Konami’s plans described above, the number of ordinary shares issuable will be adjusted for stock splits, reverse stock splits and certain other recapitalizations. After the initial grant of subscription rights under these plans, no additional subscription rights were granted and none of the subscription rights were exercised at March 31, 2004.

Konami has accounted for the subscription rights granted under those plans according to APB No. 25 and FIN No. 44 and has recorded no compensation charge as there was no intrinsic value to the subscription rights at the date of grant based on the market value of the respective stock. The fair value of the subscription rights granted was determined using the Black-Scholes option-pricing model under the assumptions described below:

OSA Plan 2000:
Risk-free interest rate	0.76%
Expected life	4.53 years
Expected dividends	3.04%
Expected volatility	87.49%
Weighted-average fair value	¥156,791
TYO Plan 2001:
Risk-free interest rate	0.52%
Expected life	4.44 years
Expected dividends	2.43%
Expected volatility	53.27%
Weighted-average fair value	¥473
OSA Plan 2002:
Risk-free interest rate	1.48%
Expected life	4.26 years
Expected dividends	4.26%
Expected volatility	68.75%
Weighted-average fair value	¥384
TYO Plan 2002:
Risk-free interest rate	1.48%
Expected life	3.81 years
Expected dividends	6.53%
Expected volatility	50.87%
Weighted-average fair value	¥282
Parent Plan 2002:
Risk-free interest rate	1.57%
Expected life	3.71 years
Expected dividends	1.74%
Expected volatility	54.88%
Weighted-average fair value	¥1,015
JPN Plan 2002:
Risk-free interest rate	1.48%
Expected life	4.26 years
Expected dividends	5.07%
Expected volatility	31.53%
Weighted-average fair value	¥173
STUDIO Plan 2003:
Risk-free interest rate	1.39%
Expected life	3.82 years
Expected dividends	1.51%
Expected volatility	62.87%
Weighted-average fair value	¥425
TYO Plan 2003:
Risk-free interest rate	1.39%
Expected life	3.82 years
Expected dividends	4.01%
Expected volatility	45.17%
Weighted-average fair value	¥591
JPN Plan 2003:
Risk-free interest rate	1.39%
Expected life	3.82 years
Expected dividends	2.96%
Expected volatility	23.89%
Weighted-average fair value	¥189

Treasury Stock Transactions

The Company’s board of directors approved a plan to purchase up to 5 million shares of the Company’s common stock in October 2001. In addition to this, in April 2002 the Company’s board of directors approved a plan to purchase additional 2 million shares, total up to 7 million shares. Under these plans, the Company repurchased 4,256,800 shares for ¥15,000 million ($141,924 thousand) during the period from November 2001 to March 2002 and 2,000,000 shares for ¥5,509 million ($52,124 thousand) during the period from April 2002 to June 2002. As the Code was amended, the Company’s shareholders approved new plan in June 2002 to purchase up to 9 million shares, which superseded the above plans approved by the Company’s board in October 2001 and April 2002 and subsequently, the Company repurchased 1,989,900 shares for ¥5,135 million ($48,585 thousand) up to March 31, 2003 from June 2002. There were no shares reissued for the years ended March 31, 2003 and 2004 and no shares repurchased for the year ended March 31, 2004. When treasury shares are reissued, any excess of the average acquisition cost of the shares over the proceeds from reissuance will be charged to retained earnings.

16. Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) at March 31, 2002, 2003 and 2004 is as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Foreign currency translation adjustments:
Balance, beginning of year	¥48	¥757	¥842	$7,967
Aggregate adjustment for the year resulting from translation of foreign currency financial statements	709	85	(1,108)	(10,483)

Balance, end of year	¥757	¥842	¥(266)	$(2,516)

Net unrealized gains (losses) on securities available-for-sale:
Balance, beginning of year	¥(22)	¥(211)	¥(52)	$(492)
Net change	(189)	159	270	2,554

Balance, end of year	¥(211)	¥(52)	¥218	$2,062

Minimum pension liability adjustment:
Balance, beginning of year	¥—	¥—	¥—	$—
Adjustments for the year	—	—	(71)	(672)

Balance, end of year	¥—	¥—	¥(71)	$(672)

Total accumulated other comprehensive income:
Balance, beginning of year	¥26	¥546	¥790	$7,475
Adjustments for the year	520	244	(909)	(8,601)

Balance, end of year	¥546	¥790	¥(119)	$(1,126)

Tax effects allocated to each component of other comprehensive income (loss) and adjustments are as follows:

	Millions of Yen
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2002
Foreign currency translation adjustments	¥709	¥—	¥709
Net unrealized losses on available-for-sale securities:
Unrealized losses arising during the year	(370)	155	(215)
Less: reclassification adjustment for (gains) or losses included in net income (loss)	46	(20)	26

Net unrealized losses	(324)	135	(189)

Other comprehensive income	¥385	¥135	¥520

2003
Foreign currency translation adjustments	¥85	¥—	¥85
Net unrealized gains on available-for-sale securities:
Unrealized losses arising during the year	(21)	30	9
Less: reclassification adjustment for (gains) or losses included in net income (loss)	253	(103)	150

Net unrealized gains	232	(73)	159

Other comprehensive income	¥317	¥(73)	¥244

2004
Foreign currency translation adjustments	¥(1,108)	¥—	¥(1,108)
Net unrealized gains on available-for-sale securities:
Unrealized income arising during the year	1,968	(805)	1,163
Less: reclassification adjustment for (gains) or losses included in net income (loss)	(1,509)	616	(893)

Net unrealized gains	459	(189)	270

Minimum pension liability adjustment	(120)	49	(71)

Other comprehensive income	¥(769)	¥(140)	¥(909)

	Thousands of U.S. Dollars
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2004
Foreign currency translation adjustments	$(10,483)	$—	$(10,483)
Net unrealized gains on available-for-sale securities:
Unrealized income arising during the year	18,620	(7,617)	11,003
Less: reclassification adjustment for (gains) or losses included in net income (loss)	(14,278)	5,829	(8,449)

Net unrealized gains	4,342	(1,788)	2,554

Minimum pension liability adjustment	(1,135)	463	(672)

Other comprehensive income	$(7,276)	$(1,325)	$(8,601)

17. Derivative Financial Instruments

Konami uses foreign exchange forward contracts with terms ranging from 3 to 6 months to reduce its exposure to short-term movements in the exchange rates applicable to firm funding commitments denominated in currencies other than Japanese yen. The aggregate notional amounts of derivative financial instruments outstanding at March 31, 2003 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Forward exchange contracts:
To sell foreign currencies	¥10,484	¥3,203	$30,306

Konami does not designate the forward exchange contracts as hedges. Accordingly the foreign currency gains and (losses) of ¥(49) million, ¥(147) million and ¥84 million ($795 thousand) arising from these forward exchange contracts at March 31, 2002, 2003 and 2004, respectively, were included in earnings under the caption Other, net in the accompanying consolidated statements of operations. Foreign exchange net gains and (losses), including those on these forward exchange contracts, for the years ended March 31, 2002, 2003 and 2004 were ¥335 million, ¥(450) million and ¥(395) million ($3,737 thousand), respectively.

Effects of exchange rate changes subsequent to March 31, 2004 on fair value of those forward exchange contracts have not been significant as of the reporting date.

18. Fair Value of Financial Instruments

Cash and cash equivalents, Trade notes and accounts receivable, Trade notes and accounts payable, Accrued expenses, and Short-term borrowings

The carrying amount approximates fair value because of the short maturity of these instruments.

Investments in marketable securities

The fair values of Konami’s investments in marketable securities are based on quoted market prices.

Investments in non-marketable securities

For investments in non-marketable securities for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. It was not practicable to estimate the fair value of common stock representing certain untraded companies. These investments are carried at cost.

Long-term debt

The fair values of Konami’s long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the Company’s current borrowing rate for similar debt instruments of comparable maturity.

Derivative financial instruments

The fair values of derivative financial instruments, consisting principally of foreign exchange contracts, all of which are used for purposes other than trading, are estimated by obtaining quotes from brokers.

The estimated fair values of Konami’s financial instruments at March 31, 2003 and 2004 are as follows:

	Millions of Yen				Thousands of U.S. Dollars
	2003		2004		2004
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Nonderivatives:
Investment in marketable securities	¥189	¥189	¥124	¥124	$1,173	$1,173
Long-term debt, including current installments	(60,540)	(59,163)	(66,089)	(64,845)	(625,310)	(613,540)
Derivatives:
Foreign exchange forward contracts:
Assets	18	18	85	85	804	804
Liabilities	(165)	(165)	(1)	(1)	(9)	(9)

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

19. Supplemental Disclosures to Consolidated Statements of Cash Flows

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Cash paid during the year for:
Interest	¥691	¥886	¥868	$8,213
Income taxes	19,010	17,117	8,390	79,383
Cash acquisitions of new subsidiaries:
Fair value of assets acquired	30,849	688	262	2,479
Liabilities assumed	(29,048)	(239)	(342)	(3,236)
Goodwill	1,772	—	339	3,207
Minority interest	(4,265)	—	(53)	(501)
Cash paid, net of cash acquired	(692)	449	206	1,949
Cash sale of all shares in a subsidiary:
Assets transferred	—	2,018	—	—
Liabilities transferred	—	(489)	—	—
Gain on sale of subsidiary shares	—	552	—	—
Cash proceeds received, net of cash transferred	—	2,081	—	—
Property acquired under capital leases during the year	1,923	3,296	2,294	21,705

20. Segment Information

Under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets.

Konami operates on a worldwide basis principally with the following five business segments:

•	Computer & Video Games – production and sale of home-use video game software

•	Toy & Hobby – production and sale of character related products

•	Amusement – manufacture and sale of amusement arcade games and LCD units for pachinko machines

•	Gaming – manufacture and sale of gaming machines for overseas market

•	Health & Fitness (former Exercise Entertainment) – operation of health and fitness clubs, production and sale of health and fitness related goods

Notes:

“Other” consists of segments which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”

“Corporate” primarily consists of administrative expenses of the Company.

“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.

Effective the second quarter ended September 30, 2003, Other segment is combined with Corporate and Eliminations. In accordance with this change, results for the year ended March 31, 2002 and 2003 have been reclassified to conform to the presentation for the year ended March 31, 2004.

Segment name of Exercise Entertainment was changed to Health & Fitness in the fourth quarter ended March 31,2004.

The following table summarizes revenue, operating income (loss), total assets, depreciation and amortization and capital expenditures by operating segment which are the primary measures used by Konami’s chief operating decision maker to measure Konami’s operating results and to measure segment profitability and performance. This information is derived from Konami’s management reports which have been prepared based on U.S. GAAP.

a. Operations in Different Industries

(1) Revenue and operating income (loss)

	(Millions of Yen)
Year Ended March 31, 2002	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
Net revenue:
Customers	¥88,762	¥25,213	¥36,649	¥3,063	¥65,619	¥6,274	¥225,580
Intersegment	1,367	388	1,269	—	31	(3,055)	—

Total	90,129	25,601	37,918	3,063	65,650	3,219	225,580
Operating expenses	71,777	18,400	29,318	5,789	70,273	11,936	207,493

Operating income (loss)	¥18,352	¥7,201	¥8,600	¥(2,726)	¥(4,623)	¥(8,717)	¥18,087

	(Millions of Yen)
Year Ended March 31, 2003	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated

Net revenue:
Customers	¥85,891	¥45,887	¥33,105	¥8,215	¥78,437	¥2,122	¥253,657
Intersegment	1,585	61	1,200	—	88	(2,934)	—

Total	87,476	45,948	34,305	8,215	78,525	(812)	253,657
Operating expenses	73,489	29,319	27,035	8,384	127,937	9,363	275,527

Operating income (loss)	¥13,987	¥16,629	¥7,270	¥(169)	¥(49,412)	¥(10,175)	¥(21,870)

	(Millions of Yen)
Year Ended March 31, 2004	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
Net revenue:
Customers	¥90,105	¥57,335	¥34,547	¥10,947	¥78,875	¥1,603	¥273,412
Intersegment	2,415	133	880	—	24	(3,452)	—

Total	92,520	57,468	35,427	10,947	78,899	(1,849)	273,412
Operating expenses	76,436	37,889	23,630	10,255	76,127	8,362	232,699

Operating income (loss)	¥16,084	¥19,579	¥11,797	¥692	¥2,772	¥(10,211)	¥40,713

	(Thousands of U.S. Dollars)
Year Ended March 31, 2004	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
Net revenue:
Customers	$852,540	$542,483	$326,871	$103,577	$746,286	$15,167	$2,586,924
Intersegment	22,850	1,259	8,326	—	227	(32,662)	—

Total	875,390	543,742	335,197	103,577	746,513	(17,495)	2,586,924
Operating expenses	723,209	358,493	223,578	97,029	720,286	79,118	2,201,713

Operating income (loss)	$152,181	$185,249	$111,619	$6,548	$26,227	$(96,613)	$385,211

Intersegment revenues primarily consists of sub-licensing of intellectual property rights from Computer & Video Games and Toy & Hobby to Amusement and Gaming, and sales of hardware and components from Amusement to Computer & Video Games and Health & Fitness.

As discussed in Note 7, an impairment charge of ¥47,599 million for goodwill and other intangible assets was included in the operating expenses of the Health & Fitness segment for the year ended March 31, 2003.

(2) Total assets, depreciation and amortization and capital expenditures

	(Millions of Yen)
Year Ended March 31, 2002	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
Depreciation and amortization	¥2,311	¥116	¥817	¥296	¥9,923	¥1,997	¥15,460
Capital expenditures	2,400	81	712	2,998	11,355	3,135	20,681

	(Millions of Yen)
Year Ended March 31, 2003	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
Assets	¥79,494	¥11,759	¥23,240	¥10,513	¥102,433	¥50,811	¥278,250
Depreciation and amortization	1,774	60	789	419	7,736	1,201	11,979
Capital expenditures	838	555	272	258	6,868	9,128	17,919

	(Millions of Yen)
Year Ended March 31, 2004	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
Assets	¥86,544	¥18,348	¥21,608	¥9,534	¥104,516	¥53,947	¥294,497
Depreciation and amortization	1,242	435	483	411	4,963	994	8,528
Capital expenditures	884	748	299	167	4,724	4,740	11,562

	(Thousands of U.S. Dollars)
Year Ended March 31, 2004	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
Assets	$818,848	$173,602	$204,447	$90,207	$988,892	$510,427	$2,786,423
Depreciation and amortization	11,751	4,116	4,570	3,889	46,958	9,405	80,689
Capital expenditures	8,364	7,077	2,829	1,580	44,697	44,848	109,395

Eliminations and corporate primarily consist of eliminations of intercompany profits on inventories and assets for corporate headquarters, which primarily consist of cash and financial assets.

Capital expenditures include expenditures for acquisitions of tangible and intangible long-lived assets used in operations of each segment, including those acquired in acquisitions of businesses.

b. Operations in Geographic Areas

	(Millions of Yen)
Year Ended March 31, 2002	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
Net revenue:
Customers	¥177,618	¥26,002	¥19,320	¥2,640	¥225,580	—	¥225,580
Intersegment	31,446	2,860	6	199	34,511	¥(34,511)	—

Total	209,064	28,862	19,326	2,839	260,091	(34,511)	225,580
Operating expenses	185,089	30,438	14,944	2,695	233,166	(25,673)	207,493

Operating income (loss)	¥23,975	¥(1,576)	¥4,382	¥144	¥26,925	¥(8,838)	¥18,087

	(Millions of Yen)
Year Ended March 31, 2003	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
Net revenue:
Customers	¥182,345	¥47,729	¥16,297	¥7,286	¥253,657	—	¥253,657
Intersegment	50,670	805	27	506	52,008	¥(52,008)	—

Total	233,015	48,534	16,324	7,792	305,665	(52,008)	253,657
Operating expenses	258,551	47,112	14,917	6,236	326,816	(51,289)	275,527

Operating income (loss)	¥(25,536)	¥1,422	¥1,407	¥1,556	¥(21,151)	¥(719)	¥(21,870)

Assets	¥277,637	¥18,787	¥13,715	¥4,281	¥314,420	¥(36,170)	¥278,250

	(Millions of Yen)
Year Ended March 31, 2004	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
Net revenue:
Customers	¥176,401	¥53,670	¥35,551	¥7,790	¥273,412	—	¥273,412
Intersegment	68,757	1,516	305	260	70,838	¥(70,838)	—

Total	245,158	55,186	35,856	8,050	344,250	(70,838)	273,412
Operating expenses	213,419	51,806	30,915	6,904	303,044	(70,345)	232,699

Operating income (loss)	¥31,739	¥3,380	¥4,941	¥1,146	¥41,206	¥(493)	¥40,713

Assets	¥294,486	¥19,647	¥13,442	¥4,652	¥332,227	¥(37,730)	¥294,497

	(Thousands of U.S. Dollars)
Year Ended March 31, 2004	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
Net revenue:
Customers	$1,669,041	$507,806	$336,371	$73,706	$2,586,924	—	$2,586,924
Intersegment	650,554	14,344	2,885	2,460	670,243	$(670,243)	—

Total	2,319,595	522,150	339,256	76,166	3,257,167	(670,243)	2,586,924
Operating expenses	2,019,292	490,170	292,506	65,323	2,867,291	(665,578)	2,201,713

Operating income (loss)	$300,303	$31,980	$46,750	$10,843	$389,876	$(4,665)	$385,211

Assets	$2,786,318	$185,893	$127,183	$44,016	$3,143,410	$(356,987)	$2,786,423

For the purpose of presenting its operations in geographic areas above, Konami attributes revenues from external customers to individual countries in each area based on where products are sold and services are provided, and attributes assets based on where assets are located.

As discussed in Note 7, an impairment charge of ¥47,599 million for goodwill and other intangible assets was included in the operating expenses of the Japan segment for the year ended March 31, 2003.

21. Commitments and Contingencies

Konami is subject to pending claims and litigation. Management, after review and consultation with counsel, considers that any liability from the disposition of such lawsuits would not have a material adverse effect on the consolidated financial condition and results of operations of Konami.

Konami has placed firm orders for purchases of property, plant and equipment and other assets amounting to approximately ¥1,174 million ($11,108 thousand) as of March 31, 2004.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

KONAMI CORPORATION:

We have audited the accompanying consolidated balance sheets of KONAMI CORPORATION and subsidiaries as of March 31, 2003 and 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KONAMI CORPORATION and subsidiaries as of March 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1(h) to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” effective April 1, 2002.

The accompanying consolidated financial statements as of and for the year ended March 31, 2004 have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements expressed in yen have been translated into United States dollars on the basis set forth in Note 1 to the consolidated financial statements.

Tokyo, Japan

June 24, 2004

Six-Year Summary

KONAMI CORPORATION and Consolidated Subsidiaries

Fiscal year ended/as of March 31

	(Yen in millions and U.S. dollars in thousands except per share data)
	1999	2000(1)	2001(2)	2002	2003	2004	2004(6)
Income Statement Data:
Net revenues	¥113,414	¥146,667	¥171,481	¥225,580	¥253,657	¥273,412	$2,586,924
Cost of revenues	75,029	90,755	103,068	154,651	174,879	179,182	1,695,355
Impairment on goodwill and other intangible assets	—	—	—	—	47,599	—	—
Selling, general and administrative expenses	21,650	24,973	30,502	52,842	53,049	53,517	506,358

Operating income (loss)	16,735	30,939	37,911	18,087	(21,870)	40,713	385,211

Other income (expenses)—net	(2,090)	3,471	2,924	4,591	(226)	(606)	(5,733)

Income (loss) before income taxes	14,645	34,410	40,835	22,678	(22,096)	40,107	379,478
Income taxes	9,326	15,650	19,203	11,667	6,186	18,035	170,641
Minority interest in income (loss) consolidated subsidiaries (3)	214	415	420	364	(1,051)	2,220	21,004
Equity in net income (loss) of affiliated companies	—	—	356	755	(1,288)	252	2,384

Net income (loss)	¥5,105	¥18,345	¥21,568	¥11,402	¥(28,519)	¥20,104	$190,217

Net income (loss) per share-basic (4)	¥48.13	¥164.26	¥189.04	¥89.32	¥(234.58)	¥166.86	$1.58
Net income (loss) per share-diluted (4)	¥45.33	¥163.33	¥189.04	¥89.32	¥(234.58)	¥166.86	$1.58
Cash dividends per share (4, 5)	¥43.00	¥97.00	¥54.00	¥54.00	¥54.00	¥54.00	$0.51

Balance Sheet Data:
Total current assets	¥80,797	¥102,953	¥124,852	¥142,055	¥136,705	¥152,766	$1,445,416
Total assets	117,383	136,081	293,830	328,091	278,250	294,497	2,786,423
Total current liabilities	45,166	46,647	80,350	79,548	71,774	72,799	688,798
Total long-term liabilities	24,605	16,348	36,754	77,637	87,215	92,160	871,984
Total stockholders’ equity	46,908	70,844	145,151	134,990	90,406	102,129	966,308

*	Figures for the fiscal year ended March 31, 2000 and earlier fiscal years are based on generally accepted accounting principles in Japan (Japanese GAAP), while figures for the fiscal year ended March 31, 2001 and subsequent fiscal years are based on US GAAP.

Notes:	(1)	Effective April 1, 1999, we adopted the new Japanese GAAP accounting standard for deferred income taxes, which required recognition of deferred income taxes for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. As a result of the adoption, net income increased by ¥783 million for the year ended March 31, 2000 compared with what would have been recorded under the previous standard.
	(2)	In February 2001, we acquired 54.64% of the issued and outstanding shares of People Co., Ltd., a health and fitness club operator in Japan, for total cash consideration of ¥69,415 million. The acquired company was then renamed Konami Sports Corporation. The assets, liabilities and results of operations of Konami Sports Corporation have been included in our consolidated financial statements since the acquisition date.
	(3)	For the fiscal year ended March 31, 2000 and earlier, income before income taxes includes equity in net income (loss) of affiliated companies in accordance with Japanese GAAP. For subsequent fiscal years, income before income taxes excludes equity in net income (loss) of affiliated companies, in accordance with U.S. GAAP.
	(4)	Net income per share and cash dividends per share are calculated using the weighted average number of shares outstanding during the relevant period, and is adjusted to reflect the issuance of new shares gratis through stock splits conducted from May 20, 1999 to May 19, 2000.
	(5)	Cash dividends per share consist of interim dividends paid during the fiscal year and year-end dividends paid after the fiscal year-end.
	(6)	U.S. dollar amounts are translated from Japanese yen, solely for the convenience of readers, at the rate of ¥105.69 to U.S.$1, the approximate rate of exchange on March 31, 2004 on the Tokyo Foreign Exchange Market.

Fact Sheet (Consolidated)

*    Figures for the fiscal year ended March 31, 2000 and earlier fiscal years are based on generally accepted accounting principles in Japan (Japanese GAAP), while figures for the fiscal year ended March 31, 2001 and subsequent fiscal years are based on US GAAP.

*    Figures for the fiscal year ended March 31, 2000 and earlier fiscal years are based on generally accepted accounting principles in Japan (Japanese GAAP), while figures for the fiscal year ended March 31, 2001 and subsequent fiscal years are based on US GAAP.

Sales by Business Segment

Operating Income (Loss) by Business Segment

Shareholders’ Equity and Shareholders’ Equity Ratio	Interest-bearing Debt and Debt-equity Ratio

KONAMI’s History

March 1969	Kagemasa Kozuki (current Chairman of the Board and Chief Executive Officer) founded a jukebox rental/repair business in 148, Kozushima, Toyonaka City, Osaka.
March 1973	Konami Industries Co., Ltd. (currently KONAMI CORPORATION) was established with capital of ¥1 million and started manufacturing amusement machines for arcades.
January 1978	KONAMI’s first game machine using a microcomputer was produced; manufacture and sales began.
January 1979	KONAMI began exporting products to the United States; laid foundations for business expansion in that country.
May 1980	Headquarters was moved to a new office building in Shonai-sakae machi, Toyonaka City, Osaka.
March 1982	Osaka Small and Medium Business Investment & Consultation Co., Ltd. invested in KONAMI. Headquarters was transferred to Osaka Ekimae Dai 4 Building in Kita Ward, Osaka.
October 1982	KONAMI began manufacture and sales of game software for PCs.
November 1982	Konami of America Inc. (currently Konami Digital Entertainment, Inc.) was established in the U.S.
November 1983	Manufacture and sales of game software for MSX PCs commenced.
March 1984	New building was constructed for Technology Development Center in Shonai-takara machi, Toyonaka City, Osaka.
June 1984	Konami Limited (currently Konami Corporation of Europe B.V.) was established in the U.K.
October 1984	KONAMI was listed on the Second Section of the Osaka Securities Exchange (capitalized at ¥2.94 billion).
December 1984	Konami GmbH (currently Konami of Europe GmbH) was established in Germany.
April 1985	KONAMI began manufacture and sales of game software for Nintendo’s Family Computer.
August 1986	KONAMI Software Development Building was completed in Port Island, Kobe, and KONAMI headquarters (currently Kobe Building) was moved there.
November 1986	New production control department and distribution center opened in Toyonaka City, Osaka.
August 1988	KONAMI was listed on the first sections of the Tokyo Stock Exchange and Osaka Securities Exchange.
May 1991	KONAMI Technology Development Center (currently Kobe Office) opened in Nishi Ward, Kobe, Hyogo Prefecture.
June 1991	The Company’s name was changed from Konami Industries Co., Ltd. to Konami Co., Ltd.
June 1992	KONAMI set up Tokyo Headquarters in Minato Ward, Tokyo.
April 1993	Headquarter functions were moved from Kobe to Tokyo Headquarters.
August 1994	The Tokyo Technical Center (currently Zama Office) was opened in Zama, Kanagawa Prefecture.
September 1994	Konami (Hong Kong) Ltd. (currently Konami Marketing (Asia) Ltd.) was established in Hong Kong.
January 1995	The Kobe Building was partly damaged in the Great Hanshin Awaji Earthquake.
April 1995

Konami Computer Entertainment Osaka Co., Ltd. (currently Konami Computer Entertainment Studios, Inc.) was established.

Konami Computer Entertainment Tokyo Co., Ltd. (currently Konami Computer Entertainment Tokyo, Inc.) was established.

December 1995	Konami Music Entertainment Co., Ltd. (currently Konami Media Entertainment, Inc.) was established.
April 1996	Konami Computer Entertainment Japan Co., Ltd. (currently Konami Computer Entertainment Japan, Inc.) was established.
May 1996	KONAMI shifted to an organization based on business divisions.
March 1997	The new Amusement Business plant was constructed in Kobe (subsequently merged with the Kobe Office). Konami Computer Entertainment School Co., Ltd. (currently Konami School, Inc.) was established.
November 1997	KONAMI was listed on the Stock Exchange of Singapore.
March 1998	KONAMI began exporting production components of video slot machines to Australia.
June 1999	Konami Parlor Entertainment, Inc. (currently KPE, Inc.) was established to sell pachinko and pachinko slot machines.
September 1999	KONAMI was listed on the London Stock Exchange. Konami Computer Entertainment Osaka Co., Ltd. (currently Konami Computer Entertainment Studios, Inc.) registered its shares on the JASDAQ market.
December 1999	The official registered address of KONAMI’s headquarters was changed from Kobe to Minato Ward, Tokyo.

January 2000	KONAMI was awarded a license to manufacture and sell gaming machines by the U.S. state of Nevada.
June 2000	Konami Software Shanghai, Inc. was established in Shanghai, China.
July 2000	KONAMI invested in TAKARA Co., Ltd., making it an affiliated company.
August 2000	Konami Computer Entertainment Tokyo, Inc. registered its shares on the JASDAQ market.
October 2000

Konami Marketing Inc. was established and KONAMI transferred its sales divisions to that company.

KONAMI was awarded a product license by the U.S. state of Nevada (shipments of gaming machines commenced in December 2000).

KONAMI was awarded licenses related to the manufacture and sale of gaming machines by the U.S. states of Mississippi and California.

KONAMI announced its first financial product “Game Fund Tokimeki Memorial”

November 2000	Pachinko slot machine made by Konami Parlor Entertainment, Inc. (currently KPE, Inc.) passed a type approval test of the Security Electronics and Communications Technology Association.
December 2000	KONAMI was awarded a license related to the manufacture and sale of gaming machines by the U.S. state of New Mexico.
February 2001	Outstanding shares of PEOPLE CO., LTD. (renamed Konami Sports Corporation in June 2001) were purchased through a tender offer (TOB), and the company became a KONAMI subsidiary.
March 2001	Konami Parlor Entertainment, Inc. (currently KPE, Inc.) Zama office was approved as a manufacturer of pachinko slot machines by the Japanese Crime Prevention Association.
April 2001	Konami made Naps Co., Ltd. a wholly owned subsidiary (renamed Konami Sports Life Corporation in June 2001).
August 2001	KONAMI invested in HUDSON SOFT CO., LTD., making it an affiliated company.
October 2001

Konami Mobile Online, Inc. (currently Konami Online, Inc.) was established.

KONAMI converted Konami Australia Pty Ltd into a wholly owned subsidiary through the purchase of all outstanding shares, gaining licenses to sell gaming machines in throughout Australia.

January 2002	KONAMI invested in Genki Co., Ltd., making it an affiliated company.
February 2002

Konami Computer Entertainment Japan, Inc. registered its shares on the JASDAQ market.

Konami Sports Corporation transformed Daiei Olympic Sports Club, Inc. (renamed Konami Olympic Sports Club Corporation in February 2002) into a subsidiary through a share purchase.

March 2002

In the March 2002 fiscal year, KONAMI was awarded licenses to manufacture and sell gaming machines by the U.S. state of Indiana, Iowa, Oregon, Arizona, Michigan, Illinois, and the Canadian province of Ontario.

Konami Sports Corporation opened its first facility under the brand name GRANCISE in Otemachi, Tokyo.

April 2002	The names of all Konami sports facilities were changed to Konami sports club.
May 2002	The operation of amusement facilities was transferred to AmLead Co., Ltd.
August 2002	The official registered address of KONAMI’s headquarters was changed to Marunouchi, Chiyoda Ward in Tokyo.
September 2002	KONAMI’s stock was listed on the New York Stock Exchange.
October 2002	Konami Sports Corporation’s People brand was transformed into the newly launched Undo-Jyuku brand.
November 2002	Konami Parlor Entertainment, Inc. was renamed KPE, Inc.
February 2003	KONAMI adopted a new brand logo in commemoration of its 30th anniversary.
March 2003

KONAMI transferred the development and manufacture of LCD units for pachinko machines to KPE, Inc.

In the March 2003 fiscal year, KONAMI was awarded licenses to manufacture and sell gaming machines by the U.S. states of Kansas, Minnesota, West Virginia, Louisiana, Wisconsin and the Commonwealth of Puerto Rico.

October 2003

KONAMI was designated as one of the 225 components of the Nikkei Stock Average following a reshuffle of index components.

Konami Digital Entertainment, Inc. was established in Los Angeles (U.S.) as a new base for the Computer & Video Games Business Segment.

March 2004	In the March 2004 fiscal year, KONAMI was awarded licenses to manufacture and sell gaming machines by the U.S. states of North Dakota, and Idaho and the Canadian provinces of Quebec, and British Columbia.

Major Subsidiaries and Affiliates	(As of March 31, 2004)

Konami Computer Entertainment Tokyo, Inc. (Listed on JASDAQ)

Paid-in Capital: ¥2,323.1 million

8-10, Harumi 1-chome, Chuo-ku, Tokyo 104-6041, Japan

TEL: 81-3 5144-0573      FAX: 81-3 5144-0574

Konami Computer Entertainment Japan, Inc. (Listed on JASDAQ)

Paid-in Capital: ¥3,366.52 million

10-1, Roppongi 6-chome, Minato-ku, Tokyo 106-6112, Japan

TEL: 81-3 5413-0573      FAX: 81-3 5413-0574

Konami Computer Entertainment Studios, Inc. (Listed on JASDAQ)

Paid-in Capital: ¥1,213.05 million

10-1, Roppongi 6-chome, Minato-ku, Tokyo 106-6113, Japan

TEL: 81-3 3470-0573      FAX: 81-3 3470-0574

Konami Online, Inc.

Paid-in Capital: ¥300 million

10-1, Roppongi 6-chome, Minato-ku, Tokyo 106-6113, Japan

TEL: 81-3 5771-0573      FAX: 81-3 4466-1573

Konami Media Entertainment, Inc.

Paid-in Capital: ¥180 million

12-1, Dogenzaka 1-chome, Shibuya-ku, Tokyo 150-0043, Japan

TEL: 81-3 3780-0573      FAX: 81-3 5458-6430

Konami Träumer, Inc.

Paid-in Capital: ¥142.5 million

2-12, Yanagibashi 1-chome, Taito-ku, Tokyo 111-0052, Japan

TEL: 81-3 5833-8855      FAX: 81-3 5833-8822

KPE, Inc.

Paid-in Capital: ¥100 million

10-1, Roppongi 6-chome, Minato-ku, Tokyo 106-6136, Japan

TEL: 81-3 3423-1573      FAX: 81-3 3423-1574

Konami Sports Life Corporation

Paid-in Capital: ¥15,050 million

10-1, Roppongi 6-chome, Minato-ku, Tokyo 106-6156, Japan

TEL: 81-3 5771-0573      FAX: 81-3 4426-0580

Konami Sports Corporation (1st Section of Tokyo Stock Exchange)

Paid-in Capital: ¥5,040.95 million

10-1, Higashi-Shinagawa 4-chome, Shinagawa-ku,

Tokyo 140-0002, Japan

TEL: 81-3 6688-0573      FAX: 8-3 6688-5743

Konami Marketing Japan, Inc.

Paid-in Capital: ¥1,162.39 million

10-1, Roppongi 6-chome, Minato-ku, Tokyo 106-6165, Japan

TEL: 81-3 6833-5730      FAX: 81-3 3479-9405

Konami Real Estate, Inc.

Paid-in Capital: ¥10,000 million

7-16, Kyobashi 2-chome, Chuo-ku, Tokyo 104-0031, Japan

TEL: 81-3 6800-0573      FAX: 81-3 6800-0574

Konami School, Inc.

Paid-in Capital: ¥80 million

10-1, Roppongi 6-chome, Minato-ku, Tokyo 106-6160, Japan

TEL: 81-3 5772-0573      FAX: 81-3 5772-0574

Konami Career Management, Inc.

Paid-in Capital: ¥60 million

7-16, Kyobashi 2-chome, Chuo-ku, Tokyo 104-0031, Japan

TEL: 81-3 6800-2573      FAX: 81-3 6800-2574

Konami Digital Entertainment, Inc.

Paid-in Capital: US$21.5 million

1400 Bridge Parkway, Suite 101, Redwood City,

CA 94065-1567, U.S.A.

TEL: 1-888-212-0573      FAX: 1-650-654-5690

Konami Computer Entertainment Hawaii, Inc.

Paid-in Capital: US$2.2 million

2222 Kalakaua Ave. Suite 1500, Honolulu, Hawaii 96815, U.S.A.

TEL: 1-808-923-0573      FAX: 1-808-921-2244

Konami of Europe GmbH

Paid-in Capital: EURO 5.11 million

Berner Str. 103-105, 60437 Frankfurt am Main, Germany

TEL: 49-69-985573-0       FAX: 49-69-985573-77

Konami Software Shanghai, Inc.

Paid-in Capital: US$2 million

17F Raffles City, No. 268 Xi Zang Zhong Road, Shanghai,

China 200001

TEL: 86-21-50470573      FAX: 86-21-50470140

Konami Gaming, Inc.

Paid-in Capital: US$1.7 million

7140 South Industrial Rd., Suite 700, Las Vegas, NV 89118 U.S.A.

TEL: 1-702-367-0573      FAX: 1-702-367-0007

Konami Australia Pty Ltd

Paid-in Capital: A$3 million

28 Lord St., Botany, NSW, Australia 2019

TEL: 61-2-9666-5731      FAX: 61-2-9666-3695

Konami Marketing, Inc.

Paid-in Capital: US$0.17 million

2121 Avenue of the stars, Suite 900, Los Angeles, CA 90067 U.S.A.

TEL: 1-310-228-4600      FAX: 1-310-228-4686

Konami Corporation of Europe B.V.

Paid-in Capital: EURO 9.01 million

Konami House, 54A Cowley Mill Road, Uxbridge, Middlesex,

UB8 2QE, U.K.

TEL: 44-1895-200-573      FAX: 44-1895-200-500

Konami Marketing (Asia) Ltd.

Paid-in Capital: HK$19.5 million

Suites 2201-2203, Tower 1, The Gateway, 25 Canton Road,

Tsim Sha Tsui, Kowloon, Hong Kong

TEL: 852-2956-0573      FAX: 852-2956-2300

Konami Corporation of America

Paid-in Capital: US$34.9 million

1400 Bridge Parkway, Suite 101, Redwood City,

CA 94065-1567, U.S.A.

TEL: 1-888-212-0573      FAX: 1-650-654-5690

Board of Directors, Corporate Auditors and Corporate Officers

Konami Group Corporate Officers	(Effective as of May 12, 2004)

Position	Name
CEO, Konami Group	Kagemasa Kozuki
CFO, Konami Group	Noriaki Yamaguchi
Computer & Video Games Business	Kazumi Kitaue	Division President (Computer & Video Games Division) CEO, Konami Digital Entertainment, Inc.
Amusement Business, Health & Fitness Business, Online Business	Fumiaki Tanaka	Division President (Amusement Division) Chairman, Konami Sports Life Corporation Chairman, Konami Online, Inc.
Toy & Hobby Business	Akihiko Nagata	Division President (Toy & Hobby Division) President, Konami Media Entertainment, Inc.
Gaming Business	Satoshi Sakamoto	CEO, Konami Gaming, Inc.
New Business	Shuji Kido	President, KPE, Inc.
Group Corporate Planning	Toshiro Tateno	Division President (Group Corporate Planning Division)
Group Intellectual Property	Shigeo Niwa	Division President (Intellectual Property Division)
Group Finance and Accounting	Osamu Kishima	Division President (Finance and Accounting Division)
Group Human Resources	Kimihiko Higashio	Division President (Human Resources Division)
Group Administration	Naoyuki Notsu	Division President (Administration Division)
Group IT Management	Fumiaki Tanaka	Division President (IT Management Division)

Board of Directors and Corporate Auditors, KONAMI CORPORATION	(Effective as of June 24, 2004)

Position	Name
Representative Director	Kagemasa Kozuki
Representative Director	Kagehiko Kozuki
Representative Director	Noriaki Yamaguchi
Director	Toshiro Tateno	Executive Vice President and CFO, TAKARA Co., Ltd.
Director	Tsutomu Takeda	Chairman and Representative Director, Konami Sports Corporation (Former Representative Director and President, Asatsu-DK Inc.)
Director (External)	Tomokazu Godai	President, Maya Tec Co., Ltd.
Director (External)	Hiroyuki Mizuno	Director, Research Institute of Kochi University of Technology (Former Vice President, Matsushita Electric Industrial Co., Ltd.)
Director (External)	Akira Gemma (newly-appointed)	Senior Advisor, Shiseido Co., Ltd. (Former President, Shiseido Co., Ltd.)
Standing Corporate Auditor	Noboru Onuma	(Former Director, Sumitomo Mitsui Banking Corporation)
Standing Corporate Auditor	Tetsuro Yamamoto	(Former Director, Bank of Tokyo-Mitsubishi, Ltd.)
Corporate Auditor	Minoru Nagaoka	President, Capital Markets Research Institute (Former Chairman, Tokyo Stock Exchange)
Corporate Auditor	Masataka Imaizumi	Chairman, Zenkoku Keiyukai Rengokai (Former Superintendent-General of the Metropolitan Police Department)

Note: Corporate auditors Noboru Onuma, Tetsuro Yamamoto, Minoru Nagaoka and Masataka Imaizumi are external corporate auditors as defined under Article 18, Section 1 of the “Law Concerning Special Measures under the Commercial Code with respect to Audits, etc. of Corporations (Kabushiki Kaisha).”

Corporate Officers, KONAMI CORPORATION	(Effective as of May 12, 2004)

Position	Name
President, Corporate Officer	Kagemasa Kozuki
Executive Vice President, Corporate Officer	Noriaki Yamaguchi
Executive Corporate Officer	Fumiaki Tanaka
Executive Corporate Officer	Akihiko Nagata
Executive Corporate Officer	Shuji Kido
Executive Corporate Officer	Toshiro Tateno
Corporate Officer	Shigeo Niwa
Corporate Officer	Osamu Kishima
Corporate Officer	Kimihiko Higashio
Corporate Officer	Naoyuki Notsu (newly-appointed)
Corporate Officer	Seiji Ito

Investor Information	(As of June 30, 2004)

Common Stock		Composition of Shareholders
Authorized:	450,000,000 shares
Outstanding:	128,737,566 shares (including 8,254,314 treasury shares)
Number of Shareholders:	50,021
Listed Exchanges:	Tokyo, New York, London and Singapore

Principal Shareholders

Shareholder’s Name	Shares (Thousands)	(% of total)
Kozuki Holding B.V.	13,530	10.50
Japan Trustee Services Bank, Ltd. (Trust Account)	10,720	8.32
The Master Trust Bank of Japan, Ltd. (Trust Account)	8,872	6.89
KONAMI CORPORATION	8,254	6.41
Kozuki Capital Corporation	7,000	5.43
Kozuki Foundation for Advanced Information Technology	5,880	4.56
Sumitomo Mitsui Banking Corporation	4,345	3.37
Kozuki Foundation for Sports and Athletes	4,120	3.20
Kozuki Foundation for Higher Education	3,194	2.48
Deutsche Securities Ltd.	2,836	2.20
BNP PARIBAS Securities (Japan) Ltd.	1,642	1.27
Credit Suisse First Boston Securities (Japan) Ltd.	1,409	1.09
Barclays Bank Plc Barclays Capital Securities	1,289	1.00
Societe Generale Paris OBE Dept	1,223	0.95
Trust & Custody Services Bank, Ltd. (Trust Account B)	1,209	0.93
Trust & Custody Services Bank, Ltd. (Investment Trust Account)	1,149	0.89
State Street Trust & Banking Co., Ltd. 000689	1,028	0.79
UBS Ag London Asia Equities	931	0.72
Japan Securities Finance Co., Ltd.	816	0.63
Credit Agricole Indosuez Cheuvreux	751	0.58

Corporate Data	(As of March 31, 2004)

Founded:	March 21, 1969

Incorporated:	March 19, 1973

Paid-in Capital:	¥47,399 million

Representative:	Kagemasa Kozuki, Chairman of the Board and Chief Executive Officer

Headquarters:	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-6330, Japan

TEL: 81-3-5220-0573 FAX: 81-3-5220-9900

Employees:	Consolidated: 4,393

Average Age:	Consolidated: 31.3 years

Principal Businesses:	Computer & Video Games Business

Production, manufacture and sale of video game software for consoles.

Production of content for mobile phones.

Distribution of video game software produced by third parties.

Production of on-line game software.

Toy & Hobby Business

Planning production and sale of electronic toys, educational toys, toys for infants,

boys and girls, handheld games, candy toys, figures, card games, trading cards,

character goods, sundry goods, prizes, books, music CDs and others.

Use of intellectual properties

Amusement Business

Design, manufacture and sale of content for amusement facilities such as video games and token-operated games.

Design, manufacture and sale of special-purpose LCDs.

Gaming Business

Design, manufacture and sale of gaming machines for casinos.

Health & Fitness Business

Management of sports clubs

Design, manufacture and sale of fitness machines with entertainment elements.

Home Page:	URL: http://www.konami.com

KONAMI CORPORATION

©2004 KONAMI	Printed in Japan